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FOUNDED 1866



April 9, 2008



VIA FEDERAL EXPRESS

Mr. Michael Coco
Office of International Corporation Finance
Stop 3-2
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Re: Nippon Commercial Investment Corporation
(File No. 82-35064)

Dear Mr. Coco:

In connection with the exemption of Nippon Commercial Investment Corporation (the "Issuer") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the materials listed in Annex A attached hereto on behalf of the Issuer.

Should you have any questions regarding this matter, please do not hesitate to contact us.

Kindly acknowledge receipt of this letter and the enclosed materials by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

Yoshiki Shimada/Reiko Noda

Enclosures

cc: Mr. Tetsuya Saito, Mr. Tomoyuki Iwama, Ms. Hina Inoue
Pacific Commercial Investment Corporation (w/o attachments)

LIST OF INFORMATION OR DOCUMENTS* THAT THE ISSUER HAS MADE PUBLIC, FILED OR DISTRIBUTED FROM JUNE 2007 THROUGH OCTOBER 2007**

II. REQUIREMENTS OF THE TSE

1. Notice of Examination of Elevator Maintenance, dated June 7, 2007 (Exhibit II.1) (English translation attached).

2. Notice of Borrowing (Partial Early Repayment), dated June 12, 2007 (Exhibit II.2) (English translation attached).

3. Notice of Examination of Elevators, dated June 14, 2007 (Exhibit II.3) (English translation attached).

4. Notice of Personnel Change at Asset Manager, dated June 19, 2007 (Exhibit II.4) (English translation attached).

5. Notice of Personnel Change at Asset Manager, dated June 22, 2007 (Exhibit II.5) (English translation attached).

6. Notice of Borrowing (Consent to Partial Assignment of a Loan), dated June 22, 2007 (Exhibit II.6) (English translation attached).

7. Notice of Borrowing (Consent to Partial Assignment of a Loan and Transfer of Status as a Party to Commitment Line Agreement), dated June 22, 2007 (Exhibit II.7) (English translation attached).

8. Notice of Borrowing, dated June 22, 2007 (Exhibit II.8) (English translation attached).

9. Notice of Borrowings (Determination of Interest Rate), dated June 25, 2007 (Exhibit II.9) (English translation attached).

10. Notice of Borrowing (Determination of Interest Rate), dated June 27, 2007 (Exhibit II.10) (English translation attached).

11. Notice of Borrowing (Status of Interest-Bearing Debt), dated June 29, 2007 (Exhibit II.11) (English translation attached).

---

* Except as otherwise noted in this list, the information and documents listed were originally prepared in the Japanese language. English translations, versions or summaries of some of the information and documents listed above have been prepared by the Issuer and are enclosed herewith.

** Except for the Asset Management Report: Second Fiscal Period (from September 1, 2006 to February 28, 2007) (Exhibit III.1), which was distributed in Japanese to unitholders in May 2007.

12. (Amended) Notice of Revision to "Notice of Borrowing", dated July 11, 2007 (Exhibit II.12) (English translation attached).

13. Notice of Examination of Elevators, dated July 17, 2007 (Exhibit II.13) (English translation attached).

14. Notice of Borrowing (Consent to Partial Assignment of a Loan and Transfer of Status as a Party to Commitment Line Agreement), dated July 26, 2007 (Exhibit II.14) (English translation attached).

15. Notice of Borrowing (Consent to Partial Assignment of a Loan), dated July 26, 2007 (Exhibit II.15) (English translation attached).

16. Notice of Borrowing (Execution of an Interest Rate Swap Agreement), dated July 26, 2007 (Exhibit II.16) (English translation attached).

17. Notice of Borrowing (Status of Interest-Bearing Debt), dated July 30, 2007 (Exhibit II.17) (English translation attached).

18. Notice of Related Party Transaction, dated July 31, 2007 (Exhibit II.18) (English translation attached).

19. Notice of Filing under Large-Scale Retail Stores Location Law, dated August 9, 2007 (Exhibit II.19) (English translation attached).

20. Notice of Borrowing (Consent to Partial Assignment of a Loan), dated August 29, 2007 (Exhibit II.20) (English translation attached).

21. Notice of Examination of Elevators, dated August 31, 2007 (Exhibit II.21) (English translation attached).

22. Notice of Changes in the Names of Portfolio Assets, dated September 11, 2007 (Exhibit II.22) (English translation attached).

23. Notice of Borrowing (Consent to Partial Assignment of a Loan), dated September 12, 2007 (Exhibit II.23) (English translation attached).

24. Notice of Borrowing (Consent to Partial Assignment of a Loan), dated September 12, 2007 (Exhibit II.24) (English translation attached).

25. Notice of Borrowing (Renewal of Master Agreement for Credit Facility), dated September 14, 2007 (Exhibit II.25) (English translation attached).

26. Notice of Borrowing (Change relating to Consent to Partial Assignment), dated September 14, 2007 (Exhibit II.26) (English translation attached).

27. Notice of Borrowings (Borrowings and Repayment of Existing Loan), dated September 21, 2007 (Exhibit II.27) (English translation attached).

28. Notice of Borrowing (Execution of Interest Rate Swap Agreements), dated September 21, 2007 (Exhibit II.28) (English translation attached).

29. Notice of Borrowing (Consent to Transfer of Status as a Party to Commitment Line Agreement), dated September 21, 2007 (Exhibit II.29) (English translation attached).

30. Notice of Borrowing (Determination of Interest Rates), dated September 25, 2007 (Exhibit II.30) (English translation attached).

31. Notice of Borrowings (Determination of Interest Rate), dated September 25, 2007 (Exhibit II.31) (English translation attached).

32. Notice of Borrowing (Determination of Interest Rate), dated September 26, 2007 (Exhibit II.32) (English translation attached).

33. Notice of Revisions to the Probable Maximum Loss (PML) Percentages in the Seismic Risk Analysis, dated September 28, 2007 (Exhibit II.33) (English translation attached).

34. Notice of Revision to Management Forecasts for the Fiscal Period Ended August 2007 (Third Fiscal Period), dated October 9, 2007 (Exhibit II.34) (English translation attached).

35. Notice of Acquisition of Assets, dated October 18, 2007 (Exhibit II.35) (English translation attached).

36. Notice of Borrowing, dated October 19, 2007 (Exhibit II.36) (English translation attached).

37. Brief Statement of Periodic Financial Results and Forecasts (*Kessan Tanshin*) for the Fiscal Period Ended August 2007 (from March 1, 2007 to August 31, 2007), dated October 19, 2007 (Exhibit II.37) (English translation attached).

38. Notice of Borrowing (Determination of Interest Rate), dated October 26, 2007 (Exhibit II.38) (English translation attached).

39. Notice of Borrowing (Status of Interest-Bearing Debt), dated October 29, 2007 (Exhibit II.39) (English translation attached).

40. Notice of Acquisition of Assets (Decision to Impose Additional Condition), dated October 30, 2007 (Exhibit II.40) (English translation attached).

41. Notice of Examination of Escalators, dated October 31, 2007 (Exhibit II.41) (English translation attached).

III. DISTRIBUTED TO UNITHOLDERS

1. The Asset Management Report: Second Fiscal Period (from September 1, 2006 to February 28, 2007), including the accompanying semiannual financial report (Exhibit III.1) (English translation attached).***

*** The English translation of the Asset Management Report, including the accompanying semiannual financial report, was audited by the Issuer's independent auditors, KPMG AZSA & Co. As noted in Note 1 to the financial statements, the accompanying semiannual financial report was restructured and translated into English from the audited financial statements of the Issuer prepared in accordance with accounting principles generally accepted in Japan. In preparing the accompanying semiannual financial report, certain reclassifications and modifications have been made in the financial statements issued in Japan in order to present them in a form that is more familiar to readers outside of Japan.



Exhibit II.1

Notice of Examination of Elevator Maintenance, dated June 7, 2007 (English Translation).

[ENGLISH TRANSLATION]

June 7, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Examination of Elevator Maintenance

Nippon Commercial Investment Corporation (the "Investment Corporation") conducted an examination of matters relating to the maintenance of elevators installed at properties within its portfolio. Below is a report of such examination.

[Properties where the maintenance of elevators is entrusted to Hitachi Building Systems Co., Ltd.]

Property name	Total number of elevators	Number of elevators maintained by Hitachi Building Systems Co., Ltd. installed at the property
Hitachi High-Tech Building	7	7
Korakuen Shinjuku Building	5	5
Asahi Seimei Ohmori Building	2	2
Yokohama Aioicho Building	4	4
Pacific Marks Shin-Yokohama	2	2
Maruishi Shinbashi Building	1	1
Snow Crystal Building	8	5
Pacific Marks Higobashi	3	3
Nagoya Nishiki Dai-ichi Seimei Building	3	3
Esaka Toyo Building	9	9
Pacific Marks Sapporo Kita-ichijo	2	2
Shinsaibashi OPA Honkan	7	7
Shinsaibashi OPA Kireikan	1	1
Mallage Kashiwa	7	7
Total	61	58

The Investment Corporation has confirmed that, to date, there have been no reports

[ENGLISH TRANSLATION]

regarding failures or malfunctions, such as problems with the wires, etc., or accidents or incidents, etc. of the above-mentioned elevators as part of the most recent periodic inspections.

The Investment Corporation will promptly issue another announcement if new reportable facts are discovered in the future.

Exhibit II.2

Notice of Borrowing (Partial Early Repayment), dated June 12, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.2

[ENGLISH TRANSLATION]

June 12, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Partial Early Repayment)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to repay a portion of its borrowing in advance of the principal repayment date as follows:

1. Purpose of Early Repayment

To enhance the efficient use of the Investment Corporation's cash reserves and to lower the interest rate burden by reducing the amount of interest-bearing debt.

2. Overview of Loan to be Repaid Early

Term Loan A (term: 1 year)

(1) Lenders:	Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust and Banking Co., Ltd.
(2) Initial loan amount:	36,000 million yen
(3) Initial drawdown date:	September 27, 2006
(4) Interest rate:	JBA 3-month TIBOR + 0.30% The rate applicable for the period between March 27, 2007 (inclusive) and June 26, 2007 (inclusive) is 0.97636%.

[ENGLISH TRANSLATION]

(5) Principal repayment date:	September 27, 2007 (or the next business day when the principal repayment date is not a business day)
(6) Collateral/Guarantee:	Unsecured and non-guaranteed
(7) Scheduled date for partial early repayment:	June 27, 2007
(8) Amounts subject to partial early repayment:	3,600 million yen

3. Future Prospects

The Investment Corporation believes that the impact of the above partial early repayment of a portion of its borrowing on its management performance for the fiscal periods ending August 2007 (from March 1, 2007 to August 31, 2007) and February 2008 (from September 1, 2007 to February 29, 2008) is immaterial, and therefore has not made any changes to its performance forecasts.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Partial Early Repayment	After Partial Early Repayment	Increase (Decrease)
Short-term loans	36,000	32,400	(3,600)
Long-term loans	67,700	67,700	–
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	130,700	127,100	(3,600)

The debt ratio as of the end of June, which is calculated by using the below formula, will be announced once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.3

Notice of Examination of Elevators, dated June 14, 2007 (English Translation).

[ENGLISH TRANSLATION]

June 14, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Examination of Elevators

Nippon Commercial Investment Corporation (the "Investment Corporation") conducted an examination of matters relating to manufacturers and maintenance of elevators installed at all of the properties within its portfolio. The Investment Corporation conducted this examination in response to the series of media reports on accidents or incidents, etc. in relation to elevators. As a result of the examination, the Investment Corporation has confirmed that, to date, there have been no reports regarding failures or malfunctions, such as problems with the wires, etc., or accidents or incidents, etc. of the above-mentioned elevators as part of the most recent periodic inspections. The manufacturers of the elevators and the firms to which maintenance is entrusted are as follows.

The Investment Corporation will promptly issue another announcement if new reportable facts are discovered in the future.

[ENGLISH TRANSLATION]

[Manufacturers of the elevators and the firms to which maintenance is entrusted]

Property name	Total number of elevators		Manufacturer of the elevator(s)	Firm to which maintenance is entrusted
Hitachi High-Tech Building	7		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Korakuen Shinjuku Building	5		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Dai-ichi Tsukiji Building	3		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific Square Tsukishima	6		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific City Nishi-Shinjuku	3		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific Marks Yokohama East	5		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Business Court Shin-Urayasu	4		Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Asahi Seimei Ohmori Building	2		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Akasaka Hikawa Building	2		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Jinnan Flag Tower	2		Fujitec Co., Ltd.	Fujitec Co., Ltd.
Nissin Nihonbashi Building	2		Mitsubishi Electric Corporation	SEC Elevator Co., Ltd.
Pacific Marks Akasaka-mitsuke	1		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Urban Square Yaesu Building	2		Nippon Otis Elevator Company	Nippon Otis Elevator Company
Pacific City Hamamatsucho	2		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Yokohama Aioicho Building	4		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Pacific Marks Shin-Yokohama	2		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Pearl Iidabashi Building	1		Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Gotanda Metallion Building	1		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Iwamotocho 163 Building	1		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Maruishi Shinbashi Building	1		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
TS Hodogaya Building	1		Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Shinkawa M Building	2		Hitachi, Ltd.	Saita Corporation, Ltd.
Uchikanda Central Building	2		Mitsubishi Electric Corporation	Daido Bldg System Co., Ltd.
Mejiro Toyo Building	1		Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Kawasaki East One Building	5		Toshiba Elevator and Building Systems Corporation	SEC Elevator Co., Ltd.
Snow Crystal Building (Note 1)	8	5	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
		2	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
		1	Nippon Kiki Kogyo Co.	Shin Nippon Elevator K.K.
Pacific Marks Higobashi	3		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Nagoya Nishiki Dai-ichi Seimei Building	3		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Esaka Toyo Building	9		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Pacific Marks Sapporo Kita-ichijo	2		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Shin-Sapporo Center Building	2		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Shinsaibashi OPA Honkan	7		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Shinsaibashi OPA Kireikan	1		Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
PACIFIQUE Tenjin	4		Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Albore Tenjin	1		Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Tenjin Yoshida Building	1		Mitsubishi Electric Corporation	Mercury Ascensore Co., Ltd.

[ENGLISH TRANSLATION]

Property name	Total number of elevators	Manufacturer of the elevator(s)	Firm to which maintenance is entrusted
FLEG Jingumae	1	Toshiba Elevator and Building Systems Corporation	Cosmo Elevator K.K.
Mallage Kashiwa	7	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Bellfa Uji	6	Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Ito-Yokado Owariasahi (Note 2)	–	–	–
Total	122		

(Note 1) In addition to the above, Snow Crystal Building has an elevator that is installed within a multi-story parking lot, which is exclusively used for vehicles. The elevator is manufactured by Nihon Zousen K.K. and the maintenance is entrusted to NH Parking Systems Co., Ltd. There have been no reports regarding failures, malfunctions, accidents, incidents, etc. as part of the most recent periodic inspections with respect to this elevator as well.

(Note 2) In addition to the above, Ito-Yokado Owariasahi has 7 elevators, which are tenant assets. These elevators are manufactured by Mitsubishi Electric Corporation and the maintenance is entrusted to Mitsubishi Electric Building Techno-Service Co., Ltd. There have been no reports from the tenants as of today regarding failures, malfunctions, accidents, incidents, etc. with respect to these elevators as well.

Exhibit II.4

Notice of Personnel Change at Asset Manager, dated June 19, 2007 (English Translation).

[ENGLISH TRANSLATION]

June 19, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Personnel Change at Asset Manager

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following personnel change decision at Pacific Commercial Investment Corporation, the asset manager (the "Asset Manager") to which the Investment Corporation entrusts the management of its assets.

[Change of Key Employee]

The Asset Manager has decided at a meeting of its board of directors held today to undertake the following key employee change.

Effective as of June 19, 2007

Compliance Officer	(New)	Tomoyuki Iwama
	(Former)	Eiichi Takeda

Such change will be reported to the Commissioner of the Financial Services Agency in accordance with the provisions of the Law Concerning Investment Trusts and Investment Corporations. In addition, pursuant to the provisions of the Building Lots and Buildings Transaction Business Law, this change will be reported to the Minister of Land, Infrastructure, Transport and Tourism as a change relating to the discretionary transaction agent license.

<Attachment>
Bio of Key Employee to be Newly Appointed

EXHIBIT II.4

[ENGLISH TRANSLATION]

<ATTACHMENT>

[Bio of Newly Appointed Key Employee]

Title	Name	Bio	
Compliance Officer	Tomoyuki Iwama	April 1997	Joined The Chuo Trust and Banking Company, Limited (now, The Chuo Mitsui Trust and Banking Company, Limited)
		April 2001	Assigned to Otsu Branch
		August 2002	Joined Pacific Management Corporation
		June 2004	Joined American International Group K.K. Seconded to AIG Global Real Estate Investment (Japan) Corp. (now, AIG Global Real Estate Asia Pacific, Inc.)
		May 2005	Joined Pacific Management Corporation Seconded to Asset Management Division of Pacific Investment Advisors Corporation
		July 2005	Seconded to Finance Team of Administration Division of Pacific Commercial Investment Corporation
		June 2007	Appointed as Compliance Officer of Pacific Commercial Investment Corporation

Exhibit II.5

Notice of Personnel Change at Asset Manager, dated June 22, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.5

[ENGLISH TRANSLATION]

June 22, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Personnel Change at Asset Manager

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following personnel change decision at Pacific Commercial Investment Corporation, the asset manager (the "Asset Manager") to which the Investment Corporation entrusts the management of its assets.

[Change of Key Employee]

The Asset Manager has decided at a meeting of its board of directors held today to undertake the following key employee change.

Effective as of June 30, 2007

General Manager of Investment Structuring Division

(New) Tomohiro Makino (concurrently serving as Chief Executive Officer and President)

(Former) Hisao Miyoshi

Such change will be reported to the Commissioner of the Financial Services Agency in accordance with the provisions of the Law Concerning Investment Trusts and Investment Corporations. In addition, pursuant to the provisions of the Building Lots and Buildings Transaction Business Law, this change will be reported to the Minister of Land, Infrastructure, Transport and Tourism as a change relating to the discretionary transaction agent license.

Exhibit II.6

Notice of Borrowing (Consent to Partial Assignment of a Loan), dated June 22, 2007 (English Translation).

[ENGLISH TRANSLATION]

June 22, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Consent to Partial Assignment of a Loan)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing," dated September 26, 2006, as follows:

1. Loan and Amount Scheduled to be Assigned, and Scheduled Date of the Assignment

Financial institution that currently owns the loan: Aozora Bank, Ltd.
Financial institution to which the loan is scheduled to be assigned: The Ibaraki Bank, Ltd.

(1) Loan scheduled to be assigned:	Individual loan agreement (B) (Term Loan B: 2-year term)
(2) Amount scheduled to be assigned:	1.0 billion yen
(3) Scheduled date of the assignment:	June 27, 2007

2. Reason for Consenting to the Assignment of the Loan

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (B), dated September 25, 2006, the Investment Corporation received a notice requesting it to consent to a partial assignment of the loan from the financial institution that currently owns the loan to the financial institution to which the loan is scheduled to be assigned as set forth above.

With the objective of further expanding and diversifying its sources of funding, the Investment Corporation has continuously negotiated to expand the selection of financial

[ENGLISH TRANSLATION]

institutions from which funds can be borrowed even after its listing on the Real Estate Investment Trust (REIT) Section of the Tokyo Stock Exchange, Inc. The Investment Corporation has decided to consent to the request discussed above because the above-mentioned assignment matched such objective of the Investment Corporation.

Since the financial institution to which the loan is scheduled to be assigned will take over the existing agreement from the financial institution that currently owns the loan, there will be no change to the contents of the agreement, including the loan terms and conditions.

Exhibit II.7

Notice of Borrowing (Consent to Partial Assignment of a Loan and Transfer of Status as a Party to Commitment Line Agreement), dated June 22, 2007 (English Translation).

[ENGLISH TRANSLATION]

June 22, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Consent to Partial Assignment of a Loan and Transfer of Status as a Party to Commitment Line Agreement)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing," dated March 28, 2007, and to a transfer of the status as a party to the commitment line agreement relating to its borrowing announced in the "Notice of Borrowing (Establishment of Commitment Line)," dated March 28, 2007, as follows:

[Partial Assignment of Loan]

1. Financial institution that currently owns the loan:

   Sumitomo Mitsui Banking Corporation

2. Financial institution to which the loan is scheduled to be assigned:

   Sompo Japan Insurance Inc.

3. Loan and amount scheduled to be assigned, and scheduled date of the assignment

(1)	Loan scheduled to be assigned:	Individual loan agreement (F) (Term Loan F (Tranche A): 5-year term)
(2)	Amount scheduled to be assigned:	1.0 billion yen
(3)	Scheduled date of the assignment:	June 29, 2007

[ENGLISH TRANSLATION]

[Transfer of the Status as a Party to the Commitment Line Agreement]

1. Financial institution that is currently a party to the commitment line agreement:

   Sumitomo Mitsui Banking Corporation

2. Financial institutions that are scheduled to become parties to the commitment line agreement upon the transfer, amount scheduled to be transferred and scheduled date of the transfer

   Financial institutions that are scheduled to become parties to the commitment line agreement upon the transfer: Shinsei Bank, Limited
   Aozora Bank, Ltd.
   Industrial and Commercial Bank of China Ltd.
   The Nanto Bank, Ltd.
   Amount scheduled to be transferred: 6.5 billion yen
   Scheduled date of the transfer: June 29, 2007

[Reasons for Consenting to the Partial Assignment of the Loan and to the Transfer of the Status as a Party to the Commitment Line Agreement]

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (F), dated March 28, 2007, the Investment Corporation received a notice requesting it to consent to a partial assignment of the loan from the financial institution that currently owns the loan to the financial institution to which the loan is scheduled to be assigned.

In addition, pursuant to the provisions of the master agreement, dated September 25, 2006, and the commitment line agreement, dated March 28, 2007, the Investment Corporation received a notice requesting it to consent to additional financial institutions becoming parties to the commitment line agreement as anticipated.

The Investment Corporation has decided to consent to these requests because each of the above-mentioned assignment and transfer were already envisioned from the outset of the borrowing and the establishment of the commitment line.

Since the financial institution to which the loan is scheduled to be partially assigned and the financial institutions that are scheduled to become parties to the commitment line agreement upon the transfer will take over the existing agreements from the financial institution that currently owns the loan and the financial institution that is currently a party to the commitment line agreement, respectively, there will be no change to the contents of the agreements, including the loan terms and conditions.

Exhibit II.8

Notice of Borrowing, dated June 22, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.8

[ENGLISH TRANSLATION]

June 22, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has made the following decision with respect to the borrowing of funds.

1. Purpose of the Borrowing

   By allocating the funds from this borrowing for a partial early repayment of the loan as announced in the "Notice of Borrowing (Partial Early Repayment)," dated June 12, 2007, the Investment Corporation aims to improve its financing stability by (1) locking in longer borrowing terms, fixed interest rates and diversified repayment dates and (2) ensuring liquidity of its cash reserves.

2. Details of the Borrowing

   Term Loan G (term: 5 years)

   (1) Lender: Daido Life Insurance Company
   (2) Loan amount: 2,000 million yen
   (3) Interest rate: The applicable interest rate is 2.2575% (5-year yen interest rate swap + 0.55%).
   (4) Agreement execution date: June 22, 2007
   (5) Scheduled drawdown date: June 26, 2007
   (6) Interest payment dates: The first payment shall be due on December 26, 2007 and subsequent payments shall be due on the 26th day of every June and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in

	which case payment shall be due on the business day immediately preceding the payment date).
(7) Principal repayment date:	June 26, 2012 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

3. Future Prospects

The Investment Corporation believes that the impact of the above borrowing on its management performance for the fiscal periods ending August 2007 (from March 1, 2007 to August 31, 2007) and February 2008 (from September 1, 2007 to February 29, 2008) is immaterial, and therefore has not made any changes to its management forecasts.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown	After Drawdown	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	67,700	69,700	2,000
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	130,700	132,700	2,000

After the drawdown of this borrowing, the status of interest-bearing debt will be as follows upon the repayment announced in the "Notice of Borrowing (Partial Early Repayment)," dated June 12, 2007.

(in millions of yen)

	After Drawdown	After Repayment	Increase (Decrease)
Short-term loans	36,000	32,400	(3,600)
Long-term loans	69,700	69,700	–
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	132,700	129,100	(3,600)

The debt ratio as of the end of June, which is calculated by using the below formula, will be announced once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.9

Notice of Borrowings (Determination of Interest Rate), dated June 25, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.9

[ENGLISH TRANSLATION]

June 25, 2007

To whom it may concern:


RECEIVED
2008 APR 17 A 7:32

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowings (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rate of its existing borrowings as follows:

1. Details of the Changes

(a) Term Loan A

(1) Loan amount:	36,000 million yen
(2) Interest rate before change:	0.97636%
(3) Interest rate after change:	JBA 3-month TIBOR + 0.3%. The rate applicable for the period between June 27, 2007 (inclusive) and September 26, 2007 (inclusive) is 1.01250%.
(4) Other:	Other provisions of the agreements remain unchanged. In addition, as announced on June 12, 2007, the Investment Corporation plans to repay a portion of this loan before the principal repayment date on June 27, 2007. The balance of this loan after such repayment is scheduled to be 32,400 million yen.

(b) Term Loan B

(1) Loan amount:	17,000 million yen
(2) Interest rate before change:	1.02636%

[ENGLISH TRANSLATION]

(3) Interest rate after change: JBA 3-month TIBOR + 0.35%.
The rate applicable for the period between June 27, 2007 (inclusive) and September 26, 2007 (inclusive) is 1.06250%.
The rate applicable on and after September 27, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.
Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 0.95%.

(c) Term Loan C

(1) Loan amount: 38,000 million yen

(2) Interest rate before change: 1.07636%

(3) Interest rate after change: JBA 3-month TIBOR + 0.40%.
The rate applicable for the period between June 27, 2007 (inclusive) and September 26, 2007 (inclusive) is 1.11250%.
The rate applicable on and after September 27, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.
Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

(d) Term Loan D

(1) Loan amount: 3,500 million yen

(2) Interest rate before change: 1.07636%

(3) Interest rate after change: JBA 3-month TIBOR + 0.40%.
The rate applicable for the period between June 27, 2007 (inclusive) and September 26, 2007 (inclusive) is 1.11250%.
The rate applicable on and after September 27, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.
Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

(e) Term Loan E

(1) Loan amount: 2,200 million yen

(2) Interest rate before change: 1.07636%

(3) Interest rate after change: JBA 3-month TIBOR + 0.40%.
The rate applicable for the period between June

	27, 2007 (inclusive) and September 26, 2007 (inclusive) is 1.11250%. The rate applicable on and after September 27, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

2. Future Prospects

The Investment Corporation believes that the impact of the above changes in interest rate on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) is immaterial, and therefore has not made any changes to its performance forecasts.

Exhibit II.10

Notice of Borrowing (Determination of Interest Rate), dated June 27, 2007 (English Translation).

[ENGLISH TRANSLATION]

June 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rate of its existing borrowing as follows:

1. Details of the Change

Term Loan F (Tranche A)

(1) Loan amount:	5,000 million yen
(2) Interest rate before change:	1.17545%
(3) Interest rate after change:	JBA 3-month TIBOR + 0.50% The rate applicable for the period between June 30, 2007 (inclusive) and September 29, 2007 (inclusive) is 1.21750%. The rate applicable on and after September 30, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged.

2. Future Prospects

The Investment Corporation believes that the impact of the above change in interest rate on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) is immaterial, and therefore has not made any changes to its performance forecasts.

Exhibit II.11

Notice of Borrowing (Status of Interest-Bearing Debt), dated June 29, 2007 (English Translation).

[ENGLISH TRANSLATION]

June 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt for its existing borrowings as follows:

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of May 2007 have been ascertained. Accordingly, the Investment Corporation hereby informs you of the status of its interest-bearing debt as set forth in the attachment.

The Investment Corporation will continue to inform you of changes in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been ascertained.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of April 2007	As of the end of May 2007	Increase (Decrease)
Short-term loans	36,000	36,000	–
Long-term loans	67,700	67,700	–
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	130,700	130,700	–
Debt ratio (Note)	51.3 %	51.3 %	– %

(Note) About the Debt Ratio

The debt ratio as of the end of each month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In calculating the debt ratio set forth in the loan agreements, the figures shown below are used as the figures for the respective items of the above-mentioned formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of April 2007	As of the end of May 2007
Total liabilities	149,935	151,241
Deposits, guarantees, etc. held in reserve	13,696	18,138 *
Total assets	270,278	269,724
Difference between appraised value and acquisition price	8,566	7,766

* Although a portion of the "deposits, guarantees, etc. held in reserve" was used for the management of principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds as of the end of April 2007, such management has ended as of the end of May 2007.

The above figures have not yet been audited by the Investment Corporation's independent auditors and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.12

(Amended) Notice of Revision to "Notice of Borrowing", dated July 11, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.12

[ENGLISH TRANSLATION]

July 11, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

(Amended) Notice of Revision to "Notice of Borrowing"

The "Notice of Borrowing," dated March 28, 2007, and the "Notice of Borrowing (Determination of Interest Rate)," dated June 27, 2007, released by Nippon Commercial Investment Corporation (the "Investment Corporation") contained certain errors. The Investment Corporation hereby corrects the errors as follows:

1. Amended Sections

I. Amendments to "2. Details of Borrowing" in the "Notice of Borrowing," dated March 28, 2007

(Before Amendment) Underlined portions

(a) Term Loan F (Tranche A; term: 5 years)

(1) Lender:	Sumitomo Mitsui Banking Corporation
(2) Loan amount:	5,000 million yen
(3) Interest rate:	JBA 3-month yen TIBOR + 0.50% The rate applicable for the period between March 30, 2007 (inclusive) and June 29, 2007 (inclusive) is 1.17545%. The rate applicable on and after June 30, 2007 is yet to be determined and will be notified at a later date once it has been determined.
(4) Agreement execution date:	March 28, 2007
(5) Scheduled drawdown date:	March 30, 2007
(6) Interest payment dates:	The first payment shall be on June 30, 2007 and the ensuing payments shall be made on the 30th day of each of March, June, September and December of every year thereafter (or the next

[ENGLISH TRANSLATION]

	business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be made on the business day immediately preceding the payment date).
(7) Principal repayment date:	March 30, 2012 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

(After Amendment) Underlined portion

(a) Term Loan F (Tranche A; term: 5 years)

(1) Lender:	Sumitomo Mitsui Banking Corporation
(2) Loan amount:	5,000 million yen
(3) Interest rate:	JBA 3-month yen TIBOR + 0.50% The rate applicable for the period between March 30, 2007 (inclusive) and <u>June 28, 2007</u> (inclusive) is 1.17545%. The rate applicable on and after <u>June 29, 2007</u> is yet to be determined and will be notified at a later date once it has been determined.
(4) Agreement execution date:	March 28, 2007
(5) Scheduled drawdown date:	March 30, 2007
(6) Interest payment dates:	The first payment shall be on June 30, 2007 and the ensuing payments shall be made on the 30th day of each of March, June, September and December of every year thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be made on the business day immediately preceding the payment date).
(7) Principal repayment date:	March 30, 2012 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

II. Amendments to "1. Details of the Change" in the "Notice of Borrowing (Determination of Interest Rate)," dated June 27, 2007

(Before Amendment) Underlined portion

Term Loan F (Tranche A)

(1) Loan amount:	5,000 million yen

[ENGLISH TRANSLATION]

(2) Interest rate before change: 1.17545%

(3) Interest rate after change: JBA 3-month TIBOR + 0.50%
The rate applicable for the period between June 30, 2007 (inclusive) and September 29, 2007 (inclusive) is 1.21750%.
The rate applicable on and after September 30, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.

(After Amendment) Underlined portion

Term Loan F (Tranche A)

(1) Loan amount: 5,000 million yen

(2) Interest rate before change: 1.17545%

(3) Interest rate after change: JBA 3-month TIBOR + 0.50%
The rate applicable for the period between June 29, 2007 (inclusive) and September 27, 2007 (inclusive) is 1.21750%.
The rate applicable on and after September 28, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.

Exhibit II.13

Notice of Examination of Elevators, dated July 17, 2007 (English Translation).

[ENGLISH TRANSLATION]

July 17, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Examination of Elevators

Nippon Commercial Investment Corporation (the "Investment Corporation") conducted an examination of elevators installed at properties within its portfolio following an announcement, dated July 12, 2007, released by the Ministry of Land, Infrastructure, Transport and Tourism relating to insufficient strength in the parts to the framework of Fujitec Co., Ltd.'s elevators.

As a result of such examination, the Investment Corporation has confirmed that the registration numbers of the elevators manufactured by Fujitec Co., Ltd. installed at the following property were not included in the list released by Fujitec Co., Ltd. containing the registration numbers of the elevators that require reinforcement measures. In addition, the Investment Corporation has confirmed that there have been no reports regarding failures, malfunctions, accidents or incidents, etc. of the above-mentioned elevators as part of the most recent periodic inspections.

The Investment Corporation will promptly issue another announcement if new reportable facts are discovered in the future.

[Status of Installation of Fujitec Co., Ltd.'s Elevators]

Property name	Total number of elevators	Manufacturer of the elevators	Firm to which maintenance is entrusted
Jinnan Flag Tower	2	Fujitec Co., Ltd.	Fujitec Co., Ltd.

Exhibit II.14

Notice of Borrowing (Consent to Partial Assignment of a Loan and Transfer of Status as a Party to Commitment Line Agreement), dated July 26, 2007 (English Translation).

[ENGLISH TRANSLATION]

July 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Consent to Partial Assignment of a Loan and Transfer of Status as a Party to Commitment Line Agreement)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing," dated March 28, 2007 and to a transfer of the status as a party to the commitment line agreement relating to its borrowing announced in the "Notice of Borrowing (Establishment of Commitment Line)," dated March 28, 2007, as follows:

[Partial Assignment of Loan]

1. Financial institution that currently owns the loan:

   Sumitomo Mitsui Banking Corporation

2. Financial institution to which the loan is scheduled to be assigned:

   The Sumitomo Trust and Banking Co., Ltd.

3. Loan and amount scheduled to be assigned, and scheduled date of the assignment

   (1) Loan scheduled to be assigned: Individual loan agreement (F) (Term Loan F (Tranche A): 5-year term)
   (2) Amount scheduled to be assigned: 1.0 billion yen
   (3) Scheduled date of the assignment: July 31, 2007

[ENGLISH TRANSLATION]

[Transfer of the Status as a Party to the Commitment Line Agreement]

1. Financial institution that is currently a party to the commitment line agreement:

   Sumitomo Mitsui Banking Corporation

2. Financial institutions that are scheduled to become parties to the commitment line agreement upon the transfer, amount scheduled to be transferred and scheduled date of the transfer

   Financial institutions that are scheduled to become parties to the commitment line agreement upon the transfer: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
   The Sumitomo Trust and Banking Co., Ltd.
   Mitsubishi UFJ Trust and Banking Corporation
   Amount scheduled to be transferred: 5.0 billion yen in total
   Scheduled date of the transfer: July 31, 2007

[Reasons for Consenting to the Partial Assignment of the Loan and to the Transfer of the Status as a Party to the Commitment Line Agreement]

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (F), dated March 28, 2007, the Investment Corporation received a notice requesting it to consent to a partial assignment of the loan from the financial institution that currently owns the loan to the financial institution to which the loan is scheduled to be assigned.

In addition, pursuant to the provisions of the master agreement, dated September 25, 2006, and the commitment line agreement, dated March 28, 2007, the Investment Corporation received a notice requesting it to consent to additional financial institutions becoming parties to the commitment line agreement as anticipated.

The Investment Corporation has decided to consent to these requests because each of the above-mentioned assignment and transfer were already envisioned from the outset of the borrowing and the establishment of the commitment line.

Since the financial institution to which the loan is scheduled to be partially assigned and the financial institutions that are scheduled to become parties to the commitment line agreement upon the transfer will take over the existing agreements from the financial institution that currently owns the loan and the financial institution that is currently a party to the commitment line agreement, respectively, there will be no change to the contents of the agreements, including the loan terms and conditions.

Exhibit II.15

Notice of Borrowing (Consent to Partial Assignment of a Loan), dated July 26, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.15

[ENGLISH TRANSLATION]

July 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Consent to Partial Assignment of a Loan)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing," dated September 26, 2006, as follows:

1. Loan and Amount Scheduled to be Assigned, and Scheduled Date of the Assignment

Financial institution that currently owns the loan: Aozora Bank, Ltd.
Financial institution to which the loan is scheduled to be assigned: The Shinwa Bank, Ltd.

(1) Loan scheduled to be assigned:	Individual loan agreement (B) (Term Loan B: 2-year term)
(2) Amount scheduled to be assigned:	1.0 billion yen
(3) Scheduled date of the assignment:	July 31, 2007

2. Reason for Consenting to the Assignment of the Loan

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (B), dated September 25, 2006, the Investment Corporation received a notice requesting it to consent to a partial assignment of the loan from the financial institution that currently owns the loan to the financial institution to which the loan is scheduled to be assigned as set forth above.

With the objective of further expanding and diversifying its sources of funding, the Investment Corporation has continuously negotiated to expand the selection of financial

[ENGLISH TRANSLATION]

institutions from which funds can be borrowed even after its listing on the Real Estate Investment Trust (REIT) Section of the Tokyo Stock Exchange, Inc. The Investment Corporation has decided to consent to the request discussed above because the above-mentioned assignment matched such objective of the Investment Corporation.

Since the financial institution to which the loan is scheduled to be assigned will take over the existing agreement from the financial institution that currently owns the loan, there will be no change to the contents of the agreement, including the loan terms and conditions.

Exhibit II.16

Notice of Borrowing (Execution of an Interest Rate Swap Agreement), dated July 26, 2007 (English Translation).

[ENGLISH TRANSLATION]

July 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Execution of an Interest Rate Swap Agreement)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided to execute an interest rate swap agreement as set forth below:

1. Reason for the Execution of an Interest Rate Swap Agreement

   By setting the interest payable at a fixed rate, the Investment Corporation intends to hedge the risk of future increases in the interest rate of Term Loan F (Tranche A; term: 5 years; 5,000 million yen), which was taken out by the Investment Corporation on March 30, 2007.

2. Details of the Interest Rate Swap Agreement

(1) Agreement partner:	Sumitomo Mitsui Banking Corporation
(2) Notional principal:	5,000 million yen
(3) Interest rate:	Pay a fixed interest rate of 1.690% Receive a variable interest rate of JBA 3-month yen TIBOR
(4) Agreement execution date:	July 26, 2007
(5) Agreement start date:	September 28, 2007
(6) Agreement end date:	March 30, 2012 (or the next business day when the agreement end date is not a business day)
(7) Interest payment dates:	The first payment shall be due on September 30, 2007 and subsequent payments shall be due on the 30th day of every March, June, September and December thereafter (or the next business day when the payment

[ENGLISH TRANSLATION]

	date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(8) Other:	Due to the execution of this agreement, the interest rate for the 5,000 million yen Term Loan F (Tranche A) is, in effect, fixed at 2.190%.

3. Future Prospects

The Investment Corporation believes that the impact of the above execution of the interest rate swap agreement on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) is immaterial, and therefore has not made any changes to its performance forecasts.

The Investment Corporation will announce the impact of the above execution of the interest rate swap agreement on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been ascertained after taking into consideration future conditions.

Exhibit II.17

Notice of Borrowing (Status of Interest-Bearing Debt), dated July 30, 2007 (English Translation).

[ENGLISH TRANSLATION]

July 30, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt for its existing borrowings as follows:

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of June 2007 have been ascertained. Accordingly, the Investment Corporation hereby informs you of the status of its interest-bearing debt as set forth in the attachment.

The Investment Corporation will continue to inform you of changes in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been ascertained.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of May 2007	As of the end of June 2007	Increase (Decrease)
Short-term loans	36,000	32,400	(3,600)
Long-term loans	67,700	69,700	2,000
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	130,700	129,100	(1,600)
Debt ratio (Note)	51.3 %	51.3 %	0.0 %

(Note) About the Debt Ratio

The debt ratio as of the end of each month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In calculating the debt ratio set forth in the loan agreements, the figures shown below are used as the figures for the respective items of the above-mentioned formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of May 2007	As of the end of June 2007
Total liabilities	151,241	149,327
Deposits, guarantees, etc. held in reserve	18,138	15,694 *
Total assets	269,724	268,388
Difference between appraised value and acquisition price	7,766	7,766

* The total amount of deposits, guarantees, etc. as of the end of June 2007 was 18,194 million yen. However, 2,500 million yen of such amount was used for the management of principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds.

The above figures have not yet been audited by the Investment Corporation's independent auditors and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.18

Notice of Related Party Transaction, dated July 31, 2007 (English Translation).

[ENGLISH TRANSLATION]

July 31, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)


RECEIVED
2008 APR 17 A

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Related Party Transaction

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to enter into a transaction with a related party of the Investment Corporation's asset manager, Pacific Commercial Investment Corporation (the "Asset Manager"). A related party has the same meaning as defined in the Asset Manager's policies regarding related party transactions.

1. Overview of the Transaction

With respect to the property described under "4. Details of Applicable Specified Asset" below, the Investment Corporation has decided to change the existing arrangement where property management services are outsourced to Pacific Retail Management Corporation ("PRM") based on a property management agreement by entering into a new master property management agreement under which PRM will serve as the master property manager (Note 1) and AEON delight Co., Ltd. ("AEON Delight") will newly serve as the sub-property manager (Note 2).

The execution of the new master property management agreement constitutes a related party transaction.

(Note 1) The master property manager will sub-contract the property management services to the sub-property manager and supervise, etc. the sub-property manager.

(Note 2) The sub-property manager will carry out property management services under the supervision of the master property manager.

[ENGLISH TRANSLATION]

2. Reasons for Entering into the Transaction

   To decrease the overall costs incurred by the Investment Corporation in outsourcing property management services by (1) having the sub-property manager combine its marketing resources with that of the Asset Manager and PRM to enhance the property's leasing potential and (2) appointing AEON Delight, the existing building manager, as a sub-property manager to reduce personnel costs, etc. incurred by PRM when dispatching staff from Tokyo to be stationed at the local site.

3. Basis for Selection of Firms to which Services are to be Entrusted

   (1) Master Property Manager

   PRM is being employed to serve as the master property manager that will supervise, etc. the sub-property manager because PRM currently serves as the property manager for the property in question and has the best command over property management services and tenant relationships.

   (2) Sub-property Manager

   AEON Delight is being employed to serve as the sub-property manager because (1) AEON Delight performs building management services for the property in question and is able to complement the property manager's current stationing of staff with respect to relationships with the tenants and (2) as a group company of AEON Co., Ltd., which is listed on the first section of the Tokyo Stock Exchange, AEON Delight has been launching operations on a nationwide scale centering on Osaka by leveraging the AEON Group's expertise in managing retail properties, and it is expected that AEON Delight will draw upon such expertise in managing the property in question.

   With respect to the transaction in (1) above, the Asset Manager's Compliance Committee, which included an outside committee member, and its board of directors have each deliberated and resolved to enter into such transaction in accordance with its policies regarding related party transactions.

4. Details of Applicable Specified Asset

(1) Property Number and Name	Retail B-2 Bellfa Uji
(2) Type of Specified Asset	Real estate
(3) Location (residential address)	48 Shimizu, Makishima-cho, Uji-shi, Kyoto (Note 3)
(4) Use	(i) Retail and parking lot (ii) Retail (Note 4)

(Note 3) A residential address has not been assigned to this property yet. Therefore, the location and lot number of the property is listed.

(Note 4) The property consists of two buildings and the use of each respective building is shown.

[ENGLISH TRANSLATION]

5. Details of Transactions

(1) Form of Transaction	Execution of new master property management agreement. The master property manager will execute a sub-property management agreement with the sub-property manager.
(2) Former Property Manager	Pacific Retail Management Corporation
(3) New Property Manager (i) Master Property Manager (ii) Sub-property Manager	 (i) Pacific Retail Management Corporation (ii) AEON delight Co., Ltd.
(4) Details of Work to be Outsourced	The services are substantially the same as the property management services currently set forth in the existing property management agreement, and do not substantially differ in terms of business operations, etc. (The master property manager, however, will sub-contract the services to the sub-property manager.)
(5) Scheduled Date of Agreed Termination and Execution	August 1, 2007
(6) (i) Master Property Management Compensation (ii) Sub-property Management Compensation	 (i) Same amount of compensation that the sub-property manager receives from the master property manager (pass-through) (Note 5) (ii) Fixed monthly amount of 1,288,000 yen + Total monthly revenue × 1.2% (Note 6)
(7) Term of Agreement	From August 1, 2007 to July 31, 2008; provided, however, the agreement will be extended for another one (1) year term with the same terms and conditions unless either the Investment Corporation or the master property manager notifies the other party no later than six months prior to the expiration date (no later than one month prior to the expiration date between the master property manager and sub-property manager) of its intention to amend such terms and conditions or terminate the agreement.

(Note 5) Concerning the property management compensation, the Investment Corporation will pay the property management compensation to the master property manager, and the master property manager will pay the same amount of property management compensation that it receives to the sub-property manager.

(Note 6) The level of compensation in the past was "Total monthly revenue × 5%."

[ENGLISH TRANSLATION]

6. Overview of Related Party

(1) Company Name	Pacific Retail Management Corporation
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Harushige Hirosaki, Representative Director
(4) Paid-in Capital	50,000 thousand yen (as of July 31, 2007)
(5) Major Shareholder	Pacific Management Corporation (as of July 31, 2007)
(6) Relationship with the Investment Corporation and the Asset Manager	A consolidated subsidiary of Pacific Management Corporation, which is a shareholder of the Asset Manager
(7) Line of Business	1. The following businesses associated with retail properties (department stores, large retail stores, such as supermarkets, and specialty stores, and restaurants) (i) Due diligence business (investigation, corporate valuation, project evaluation, profitability analysis and marketing) (ii) New retail property development business (iii) Renewal business for existing retail properties (iv) Business of providing management and consulting services associated with the planning, design, management and procurement of properties, proposing business plans, architectural design, building, contracting to build, construction and business operations of retail properties (v) Business of managing and operating retail properties (vi) Leasing business with respect to tenants of existing and new properties (solicitation, mediation/brokerage and management/operation) 2. Real estate investment advisory business, investment advisory business associated with real estate securitization products, and investment advisory business associated with securities and other financial assets 3. Business as a promoter of investment corporations

[ENGLISH TRANSLATION]

(7) Line of Business (cont.)	4. Business relating to managing assets of investment corporations, business as administrators of investment trusts, and fund procurement business relating thereto 5. General administrative services business pursuant to the Law Concerning Investment Trusts and Investment Corporations 6. Investment business based on the Real Estate Syndication Law 7. Business associated with leasing, maintaining and managing real estate 8. Business of leasing, outsourcing operations of and managing rental housing, retail premises and office spaces, etc. 9. Business associated with acquiring, holding, selling and buying real estate, as selling and buying agent, intermediary or broker 10. Business of forming and developing housing and industrial lots 11. Business of designing, developing, selling, leasing, maintaining, managing and operating real estate related information and trading systems utilizing computer software and the internet 12. Business associated with the provision of in-depth studies, appraisal studies, market studies, data collection and investment information associated with real estate, real estate backed bonds, etc. 13. Business of investing in real estate, real estate securitization products, securities and other financial assets 14. Business of providing monetary lending, debt guarantee and other financial services 15. The following businesses associated with the integrated regional development of amusement parks, golf ranges, hotels and other various types of leisure facilities, recreational facilities, offices, residential units, condominiums, stores, restaurants, parks and greenery, sports facilities, telecommunications facilities, transportation facilities, etc., as well as expositions, theaters, convention halls and other cultural and educational facilities

[ENGLISH TRANSLATION]

(7) Line of Business (cont.)	(i) Providing management and consulting services associated with the investigation, planning, design, management and procurement of properties, proposing business plans and business operations of construction projects (ii) Providing services associated with designing, producing and contracting the construction of architectural and interior finishings (iii) Management and operational business 16. Consulting business for each of the above 17. Consulting business associated with asset management, administration, operations and finances 18. Business associated with liability insurance agency and soliciting life insurance policies 19. All other businesses incidental or related to the aforementioned items

7. Date of Delivery of Written Notice Stipulated in Article 34-6, Paragraph 2 of the Law Concerning Investment Trusts and Investment Corporations

   The Investment Corporation plans to promptly deliver a written notice after execution of the agreement outlined in 5. above.

8. Future Prospects

   The Investment Corporation believes that the impact of the related party transaction on its management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007) is immaterial, and therefore has not made any changes to its performance forecasts.

Exhibit II.19

Notice of Filing under Large-Scale Retail Stores Location Law, dated August 9, 2007 (English Translation).

[ENGLISH TRANSLATION]

August 9, 2007

To whom it may concern:


RECEIVED
2009 APR 17 A 7:33

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Filing under Large-Scale Retail Stores Location Law

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to file a notification pursuant to the Law Concerning the Measures by Large-Scale Retail Stores for Preservation of Living Environment (the "Large-Scale Retail Stores Location Law") as follows.

1. Subject Property

   Mallage Kashiwa (Property No.: Retail B-1)

2. Notification to be Filed

   Notification of change pursuant to Article 6 of the Large-Scale Retail Stores Location Law

3. Reason for Filing Notification

   To file the advance notification as required by the Large-Scale Retail Stores Location Law (the "Notification") in preparation for implementing a floor space expansion plan at Mallage Kashiwa as outlined in 4. below that is being considered by the Investment Corporation's asset manager, Pacific Commercial Investment Corporation (the "Asset Manager").

[ENGLISH TRANSLATION]

4. Floor Space Expansion Plan at Mallage Kashiwa

The Asset Manager is considering implementing a floor space expansion plan at Mallage Kashiwa for the following reasons:

(1) In the area where Mallage Kashiwa is located, new competitive suburban shopping centers and shopping malls have been opening one after another.
(2) To accommodate changes in the needs of customers, it may be necessary to supplement the tenant composition of Mallage Kashiwa to include businesses that are sought by customers but are not currently tenants.

No plans to expand the floor space have been finalized at this point since the details of the floor space expansion plan have yet to go through consultations with administrative authorities and various other procedures required under applicable laws and regulations such as the Large-Scale Retail Stores Location Law and the Building Standard Law.

The Investment Corporation will make a decision whether to implement the floor space expansion plan after the Asset Manager finalizes the plan. However, at this point, the Investment Corporation does not plan to implement such plan itself.

Although the Notification is being filed to comply with the advance notification requirement under the Large-Scale Retail Stores Location Law*, filing the Notification itself does not in any way obligate the Investment Corporation to implement the plan.

*The form of notification may change due to the administrative authorities' instructions, etc.

5. Future Prospects

The Notification does not impact the Investment Corporation's management performance for the fiscal period ending August 2007 (from March 1, 2007 to August 31, 2007).

If the plan to expand the floor space at Mallage Kashiwa outlined in 4. above does not fall within the parameters of an investment target in light of the Investment Corporation's investment policy and other standards, the Investment Corporation or the Asset Manager will suspend or change the said floor space expansion plan and withdraw the notification or file a notification of change.

While the Notification was made under the name of the trustee, the building construction order for purposes of the floor space expansion is not scheduled to be placed by the trustee. Accordingly, a notification to change the party for the Notification is expected to be filed.

Exhibit II.20

Notice of Borrowing (Consent to Partial Assignment of a Loan), dated August 29, 2007 (English Translation).

[ENGLISH TRANSLATION]

August 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Consent to Partial Assignment of a Loan)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing," dated March 28, 2007, as follows:

1. Loan and Amount Scheduled to be Assigned, and Scheduled Date of the Assignment

Financial institution that currently owns the loan:
Sumitomo Mitsui Banking Corporation
Financial institution to which the loan is scheduled to be assigned:
The Hiroshima Bank, Ltd.

(1) Loan scheduled to be assigned:	Individual loan agreement (F) (Term Loan F (Tranche A): 5-year term)
(2) Amount scheduled to be assigned:	500 million yen
(3) Scheduled date of the assignment:	August 31, 2007

2. Reason for Consenting to the Assignment of the Loan

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (F), dated March 28, 2007, the Investment Corporation received a notice requesting it to consent to a partial assignment of the loan from the financial institution that currently owns the loan to the financial institution to which the loan is scheduled to be assigned as set forth above.

[ENGLISH TRANSLATION]

The Investment Corporation has decided to consent to the request discussed above because the above-mentioned assignment was already envisioned from the outset of the borrowing.

Since the financial institution to which the loan is scheduled to be assigned will take over the existing agreement from the financial institution that currently owns the loan, there will be no change to the contents of the agreement, including the loan terms and conditions.

Exhibit II.21

Notice of Examination of Elevators, dated August 31, 2007 (English Translation).

[ENGLISH TRANSLATION]

August 31, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Examination of Elevators

Nippon Commercial Investment Corporation (the "Investment Corporation") received the results of the emergency inspection (Note 1) called for by the Ministry of Land, Infrastructure, Transport and Tourism on June 4 and 18 of 2007 relating to elevators installed at the properties within its portfolio.

As a result of the emergency inspection, the Investment Corporation has confirmed that no problems were found with the wire ropes for the elevators that were subject to the emergency inspection. Deterioration due to aging was found with the wire ropes of three elevators installed at Asahi Seimei Ohmori Building, Snow Crystal Building and Shinsaibashi OPA Honkan (one elevator at each property), but it does not pose a safety issue. Nevertheless, the Investment Corporation is replacing the wire ropes as a precautionary measure.

The elevators that were subject to the emergency inspection are as follows. The Investment Corporation will promptly issue another announcement if new reportable facts are discovered in the future.

(Note 1) Refers to the emergency inspection of wire ropes of elevators that are currently maintained by Hitachi Building Systems Co., Ltd., Mitsubishi Electric Building Techno-Service Co., Ltd., Toshiba Elevator and Building Systems Corporation or Nippon Elevator Mfg. Co., Ltd.

[ENGLISH TRANSLATION]

[Manufacturers of the elevators and the firms to which maintenance is entrusted]

Property name	Total number of elevators	Manufacturer of the elevator(s)	Firm to which maintenance is entrusted
Hitachi High-Tech Building	7	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Korakuen Shinjuku Building	5	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Dai-ichi Tsukiji Building	3	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific Square Tsukishima	6	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific City Nishi-Shinjuku	3	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific Marks Yokohama East	5	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Business Court Shin-Urayasu	4	Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Asahi Seimei Ohmori Building	2	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Akasaka Hikawa Building	2	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific Marks Akasaka-mitsuke	1	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific City Hamamatsucho	2	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Yokohama Aioicho Building	4	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Pacific Marks Shin-Yokohama	2	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Pearl Iidabashi Building	1	Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Gotanda Metallion Building	1	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Iwamotocho 163 Building	1	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Maruishi Shinbashi Building	1	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
TS Hodogaya Building	1	Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Mejiro Toyo Building	1	Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Snow Crystal Building	5	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
	2	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Pacific Marks Higobashi	3	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Nagoya Nishiki Dai-ichi Seimei Building	3	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Esaka Toyo Building	9	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Pacific Marks Sapporo Kita-ichijo	2	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Shin-Sapporo Center Building	2	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Shinsaibashi OPA Honkan	7	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Shinsaibashi OPA Kireikan	1	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
PACIFIQUE Tenjin	4	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Albore Tenjin	1	Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Mallage Kashiwa	7	Hitachi, Ltd.	Hitachi Building Systems Co., Ltd.
Bellfa Uji	6	Toshiba Elevator and Building Systems Corporation	Toshiba Elevator and Building Systems Corporation
Ito-Yokado Owariasahi (Note 2)	7	Mitsubishi Electric Corporation	Mitsubishi Electric Building Techno-Service Co., Ltd.
Total	111		

(Note 2) The elevators at Ito-Yokado Owariasahi are tenant assets. Therefore, the Investment Corporation does not own the elevators. Nevertheless, the Investment Corporation has confirmed from the results of the emergency inspection that the wire ropes are in proper working order.

Exhibit II.22

Notice of Changes in the Names of Portfolio Assets, dated September 11, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.22

[ENGLISH TRANSLATION]

September 11, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Changes in the Names of Portfolio Assets

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided to change the names of some of its portfolio assets as follows.

1. Portfolio Assets Subject to Name Change and the Date of such Name Change

(1) To be Changed to Include the "Pacific Marks" Brand Name

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Former Name	
Office A-2	Pacific Marks Shinjuku ParkSide	Korakuen Shinjuku Building	October 1, 2007
Office A-3	Pacific Marks Tsukiji	Dai-ichi Tsukiji Building	
Office A-10	Pacific Marks Shibuya-Koendoori	Jinnan Flag Tower	
Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Nissin Nihonbashi Building	
Office A-22	Pacific Marks Shinkawa	Shinkawa M Building	
Office A-23	Pacific Marks Uchikanda	Uchikanda Central Building	
Office A-24	Pacific Marks Mejiro	Mejiro Toyo Building	
Office B-4	Pacific Marks Esaka	Esaka Toyo Building	

[ENGLISH TRANSLATION]

(2) To be Changed to Exclude Name or Brand, Etc. of Prior Titleholders

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Former Name	
Office A-8	Oomori City Building	Asahi Seimei Ohmori Building	October 1, 2007
Office B-3	Nagoya-Nishiki City Building	Nagoya Nishiki Dai-ichi Seimei Building	

2. Reason for Changing Names

(1) Changes to Include the "Pacific Marks" Brand Name

As informed in the "Notice of Changes in the Names of Portfolio Assets," dated March 19, 2007, to enhance the competitiveness of its portfolio assets within the office rental market, the Investment Corporation has decided to incorporate the "Pacific Marks" brand name in the names of properties whose quality is higher in terms of size, location, facilities, etc.

Among its properties, since the Investment Corporation has obtained the consent of the existing tenants of the above-listed properties, which the Investment Corporation considers to be of higher quality, the names of the above-listed buildings will be changed as part of the Investment Corporation's strategy to promote its brand.

The Investment Corporation will continue considering changing the names of some of its properties that have the appropriate characteristics to be part of the "Pacific Marks" brand. Such name changes will be made upon a careful consideration of the timing and related factors.

(2) Changes to Exclude Name, Brand, Etc. of Prior Titleholders

Among the Investment Corporation's portfolio assets, after carefully considering the individual features, etc. of each property, the Investment Corporation has decided to change the names of the above-listed properties that included the name, brand, etc. of the prior titleholder in an effort to eliminate the image, etc. of the prior titleholders from the office rental market.

The Investment Corporation will also consider changing the names of these properties to include the "Pacific Marks" brand name upon carefully considering the individual features and other conditions of each property.

3. Future Prospects

The Investment Corporation believes that the impact of these changes on its management performance for the fiscal period ending February 2008 (from September

[ENGLISH TRANSLATION]

1, 2007 to February 29, 2008) is immaterial, and therefore has not made any changes to its performance forecasts.

Exhibit II.23

Notice of Borrowing (Consent to Partial Assignment of a Loan), dated September 12, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 12, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Consent to Partial Assignment of a Loan)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing," dated September 26, 2006, as follows:

1. Loan and Amount Scheduled to be Assigned, and Scheduled Date of the Assignment

Financial institution that currently owns the loan:
Aozora Bank, Ltd.
Financial institution to which the loan is scheduled to be assigned:
The Nishi-Nippon City Bank, Ltd.

(1) Loan scheduled to be assigned: Individual loan agreement (B) (Term Loan B: 2-year term)
(2) Amount scheduled to be assigned: 1,000 million yen
(3) Scheduled date of the assignment: September 14, 2007

2. Reason for Consenting to the Assignment of the Loan

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (B), dated September 25, 2006, the Investment Corporation received a notice requesting it to consent to a partial assignment of the loan from the financial institution that currently owns the loan to the financial institution to which the loan is scheduled to be assigned as set forth above.

[ENGLISH TRANSLATION]

With the objective of further expanding and diversifying its sources of funding, the Investment Corporation has continuously negotiated to expand the selection of financial institutions from which funds can be borrowed even after its listing on the Real Estate Investment Trust (REIT) Section of the Tokyo Stock Exchange, Inc. The Investment Corporation has decided to consent to the request discussed above because the above-mentioned assignment matched such objective of the Investment Corporation.

Since the financial institution to which the loan is scheduled to be assigned will take over the existing agreement from the financial institution that currently owns the loan, there will be no change to the contents of the agreement, including the loan terms and conditions.

Exhibit II.24

Notice of Borrowing (Consent to Partial Assignment of a Loan), dated September 12, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 12, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

<u>Notice of Borrowing (Consent to Partial Assignment of a Loan)</u>

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing," dated March 28, 2007, as follows:

1. Loan and Amount Scheduled to be Assigned, and Scheduled Date of the Assignment

   Financial institution that currently owns the loan:
   Sumitomo Mitsui Banking Corporation
   Financial institution to which the loan is scheduled to be assigned:
   The Mie Bank, Ltd.

   (1) Loan scheduled to be assigned: Individual loan agreement (F) (Term Loan F (Tranche A): 5-year term)
   (2) Amount scheduled to be assigned: 1,000 million yen
   (3) Date on which assignment agreement is scheduled to be executed: September 21, 2007
   (4) Scheduled date of the assignment: September 28, 2007

2. Reason for Consenting to the Assignment of the Loan

   Pursuant to the provisions of the master agreement, dated September 25, 2006, and the individual loan agreement (F), dated March 28, 2007, the Investment Corporation received a notice requesting it to consent to a partial assignment of the loan from the financial institution that currently owns the loan to the financial institution to which the

[ENGLISH TRANSLATION]

loan is scheduled to be assigned as set forth above.

The Investment Corporation has decided to consent to the request discussed above because the above-mentioned assignment was already envisioned from the outset of the borrowing.

Since the financial institution to which the loan is scheduled to be assigned will take over the existing agreement from the financial institution that currently owns the loan, there will be no change to the contents of the agreement, including the loan terms and conditions.

Exhibit II.25

Notice of Borrowing (Renewal of Master Agreement for Credit Facility), dated September 14, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 14, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Renewal of Master Agreement for Credit Facility)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following with respect to the master agreement for a credit facility announced in the "Notice of Borrowing," dated September 26, 2006.

The Investment Corporation has received a notice today from the individual agent, Sumitomo Mitsui Banking Corporation, with respect to the master agreement for a credit facility (uncommitted basis) that the Investment Corporation entered into on September 25, 2006, informing it that such agreement will be renewed. Accordingly, unless the Investment Corporation expresses its intention to the contrary, such master agreement will be automatically renewed.

As of today, no funds have been drawn on such agreement.

[ENGLISH TRANSLATION]

[Master Agreement for Credit Facility]

<table>
<tr><th rowspan="2">Participating Financial Institutions</th><th rowspan="2">Credit Facility (in thousands of yen)</th><th rowspan="2">Applicable Interest Rate</th><th colspan="2">Credit Facility Termination Date</th></tr>
<tr><th>Current</th><th>After Renewal</th></tr>
<tr><td>Sumitomo Mitsui Banking Corporation</td><td rowspan="8">15,000,000</td><td rowspan="8">JBA yen TIBOR corresponding to the applicable loan term + 0.40%</td><td rowspan="8">September 25, 2007</td><td rowspan="8">September 25, 2008</td></tr>
<tr><td>Aozora Bank, Ltd.</td></tr>
<tr><td>Mizuho Corporate Bank, Ltd.</td></tr>
<tr><td>Shinsei Bank, Limited</td></tr>
<tr><td>The Bank of Tokyo-Mitsubishi UFJ, Ltd.</td></tr>
<tr><td>Mitsubishi UFJ Trust and Banking Corporation</td></tr>
<tr><td>The Sumitomo Trust and Banking Co., Ltd.</td></tr>
<tr><td>Resona Bank, Limited.</td></tr>
</table>

Exhibit II.26

Notice of Borrowing (Change relating to Consent to Partial Assignment), dated September 14, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 14, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Change relating to Consent to Partial Assignment)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following with respect to the consent to the partial assignment of the loan relating to its borrowing announced in the "Notice of Borrowing (Consent to Partial Assignment of a Loan)," dated September 12, 2007.

The Investment Corporation received a notice from Aozora Bank, Ltd. requesting the following change relating to the consent for the partial assignment of the individual loan agreement (B) (Term Loan B: 2-year term) announced in the "Notice of Borrowing (Consent to Partial Assignment of a Loan)," dated September 12, 2007. The Investment Corporation has decided today to consent to such change.

[Item Subject to Change] (Other items remain unchanged.)

Scheduled date of the assignment: (New) September 21, 2007
(Former) September 14, 2007

Exhibit II.27

Notice of Borrowings (Borrowings and Repayment of Existing Loan), dated September 21, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.27

[ENGLISH TRANSLATION]

September 21, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowings (Borrowings and Repayment of Existing Loan)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the following decisions have been made today with respect to the borrowings of funds and repayment of an existing loan.

1. Purpose of the Borrowings

   The Investment Corporation has decided to borrow funds as set forth below to repay an existing loan described in 4. below, the principal repayment of which is to become due, and to secure available funds.

2. Details of the Borrowings

   (a) Term Loan H (term: 1 year)
   - (1) Lenders: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
     The Chiba Bank, Ltd.
   - (2) Loan amount: 1,000 million yen
   - (3) Interest rate: JBA 3-month yen TIBOR + 0.3%
     The applicable interest rate is yet to be determined and will be announced once it has been determined.
   - (4) Agreement execution date: September 21, 2007
   - (5) Scheduled drawdown date: September 27, 2007
   - (6) Interest payment dates: The first payment shall be due on December 27, 2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business

[ENGLISH TRANSLATION]

day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).

(7) Principal repayment date: September 27, 2008 (or the next business day when the principal repayment date is not a business day).

(8) Principal repayment method: Lump-sum repayment on the principal repayment date.

(9) Collateral/Guarantee: Unsecured and non-guaranteed.

(b) Term Loan I (term: 1.5 years)

(1) Lenders: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
The Shinkumi Federation Bank
Mizuho Corporate Bank, Ltd.
Shinsei Bank, Limited
Aozora Bank, Ltd.

(2) Loan amount: 16,500 million yen

(3) Interest rate: JBA 3-month yen TIBOR + 0.325%
The applicable interest rate is yet to be determined and will be announced once it has been determined.

(4) Agreement execution date: September 21, 2007

(5) Scheduled drawdown date: September 27, 2007

(6) Interest payment dates: The first payment shall be due on December 27, 2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).

(7) Principal repayment date: March 27, 2009 (or the next business day when the principal repayment date is not a business day).

(8) Principal repayment method: Lump-sum repayment on the principal repayment date.

(9) Collateral/Guarantee: Unsecured and non-guaranteed.

(c) Term Loan J (term: 3 years)

(1) Lenders: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Shinsei Bank, Limited
Aozora Bank, Ltd.
The Sumitomo Trust and Banking Co., Ltd.

[ENGLISH TRANSLATION]

(2) Loan amount:	13,000 million yen
(3) Interest rate:	JBA 3-month yen TIBOR + 0.4% The applicable interest rate is yet to be determined and will be announced once it has been determined.
(4) Agreement execution date:	September 21, 2007
(5) Scheduled drawdown date:	September 27, 2007
(6) Interest payment dates:	The first payment shall be due on December 27, 2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(7) Principal repayment date:	September 27, 2010 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

(d) Term Loan K (term: 4 years)

(1) Lenders:	National Mutual Insurance Federation of Agricultural Cooperatives Aioi Insurance Co., Ltd.
(2) Loan amount:	2,000 million yen
(3) Interest rate:	4-year yen swap + 0.49% The applicable interest rate is yet to be determined and will be announced once it has been determined.
(4) Agreement execution date:	September 21, 2007
(5) Scheduled drawdown date:	September 27, 2007
(6) Interest payment dates:	The first payment shall be due on December 27, 2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(7) Principal repayment date:	September 27, 2011 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

[ENGLISH TRANSLATION]

(e) Term Loan L (term: 4 years)

(1) Lender:	Development Bank of Japan
(2) Loan amount:	1,000 million yen
(3) Interest rate:	4-year yen swap + 0.47% The applicable interest rate is yet to be determined and will be announced once it has been determined.
(4) Agreement execution date:	September 25, 2007
(5) Scheduled drawdown date:	September 27, 2007
(6) Interest payment dates:	The first payment shall be due on December 27, 2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(7) Principal repayment date:	September 27, 2011 (or the next business day when the principal repayment date is not a business day).
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

3. Other

To hedge interest rate volatility risks that arise from the borrowing set forth in 2. (c) "Term Loan J (term: 3 years)" above, the Investment Corporation has decided to enter into a hedging transaction in relation to such borrowing in accordance with the financial policy stipulated in the Investment Corporation's investment policy.

Please refer to the "Notice of Borrowing (Execution of Interest Rate Swap Agreements)," dated today, for details on such hedging transaction.

4. Details of Repayment of an Existing Loan

(1) Lenders:	Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust and Banking Co., Ltd.
(2) Repayment amount:	32,400 million yen
(3) Repayment date:	September 27, 2007
(4) Principal repayment method:	Lump-sum repayment.

[ENGLISH TRANSLATION]

5. Future Prospects

   The Investment Corporation will announce the impact of the above borrowings and the repayment of an existing loan on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been ascertained after taking into consideration future conditions.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown and Repayment	After Drawdown and Repayment	Increase (Decrease)
Short-term loans	32,400	18,000	(14,400)
Long-term loans	69,700	85,200	15,500
Total interest-bearing debt	102,100	103,200	1,100

The debt ratio as of the end of September, which is calculated by using the below formula, will be announced once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.28

Notice of Borrowing (Execution of Interest Rate Swap Agreements), dated September 21, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 21, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Execution of Interest Rate Swap Agreements)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided to execute interest rate swap agreements as set forth below:

1. Reason for the Execution of Interest Rate Swap Agreements

By setting the interest payable at a fixed rate, the Investment Corporation intends to hedge the risk of future increases in the interest rate of Term Loan J (term: 3 years; 13,000 million yen), which is to be taken out by the Investment Corporation on September 27, 2007.

2. Details of the Interest Rate Swap Agreements

A.

(1) Agreement partner:	The Sumitomo Trust and Banking Co., Ltd.
(2) Notional principal:	7,000 million yen
(3) Interest rate:	Pay a fixed interest rate of 1.627% Receive a variable interest rate of JBA 3-month yen TIBOR + 0.40%
(4) Agreement execution date:	September 21, 2007
(5) Agreement start date:	September 27, 2007
(6) Agreement end date:	September 27, 2010 (or the next business day when the agreement end date is not a business day)
(7) Interest payment dates:	The first payment shall be due on December 27, 2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business day when the payment

[ENGLISH TRANSLATION]

	date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(8) Other:	Due to the execution of this agreement, the interest rate for 7,000 million yen of the 13,000 million yen Term Loan J is, in effect, fixed at 1.627%.

B.

(1) Agreement partner:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2) Notional principal:	6,000 million yen
(3) Interest rate:	Pay a fixed interest rate of 1.610% Receive a variable interest rate of JBA 3-month yen TIBOR + 0.40%
(4) Agreement execution date:	September 21, 2007
(5) Agreement start date:	September 27, 2007
(6) Agreement end date:	September 27, 2010 (or the next business day when the agreement end date is not a business day)
(7) Interest payment dates:	The first payment shall be due on December 27, 2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(8) Other:	Due to the execution of this agreement, the interest rate for 6,000 million yen of the 13,000 million yen Term Loan J is, in effect, fixed at 1.610%.

3. Future Prospects

The Investment Corporation will announce the impact of the above execution of the interest rate swap agreements on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been ascertained after taking into consideration future conditions.

Exhibit II.29

Notice of Borrowing (Consent to Transfer of Status as a Party to Commitment Line Agreement), dated September 21, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 21, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Consent to Transfer of Status as a Party to Commitment Line Agreement)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to consent to a transfer of the status as a party to the commitment line agreement relating to its borrowing announced in the "Notice of Borrowing (Establishment of Commitment Line)," dated March 28, 2007, as follows:

[Transfer of the Status as a Party to the Commitment Line Agreement]

1. Financial institution that is currently a party to the commitment line agreement:

   Sumitomo Mitsui Banking Corporation

2. Financial institution that is scheduled to become a party to the commitment line agreement upon the transfer, amount scheduled to be transferred and scheduled date of the transfer

Financial institution that is scheduled to become a party to the commitment line agreement upon the transfer:	The Sumitomo Trust and Banking Co., Ltd.
Amount scheduled to be transferred:	500 million yen
Scheduled date of the transfer:	September 28, 2007

[Reason for Consenting to the Transfer of the Status as a Party to the Commitment Line Agreement]

Pursuant to the provisions of the master agreement, dated September 25, 2006, and the commitment line agreement, dated March 28, 2007, the Investment Corporation

received a notice requesting it to consent to an additional financial institution becoming a party to the commitment line agreement as anticipated.

The Investment Corporation has decided to consent to the request discussed above because the above-mentioned transfer was already envisioned from the outset of the establishment of the commitment.

Since the financial institution that is scheduled to become a party to the commitment line agreement upon the transfer will take over the existing agreement from the financial institution that is currently a party to the commitment line agreement, there will be no change to the contents of the agreement, including the loan terms and conditions.

Exhibit II.30

Notice of Borrowing (Determination of Interest Rates), dated September 25, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 25, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rates)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the interest rates for the borrowings announced in the "Notice of Borrowings," dated September 21, 2007, have been determined as follows:

1. Details of the Determined Interest Rates

(a) Term Loan H (term: 1 year)

(1) Loan amount:	1,000 million yen
(2) Interest rate:	JBA 3-month yen TIBOR + 0.3% The rate applicable for the period between September 27, 2007 (inclusive) and December 26, 2007 (inclusive) is 1.14667%. The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.
(3) Other:	Other provisions of the agreements remain unchanged.

(b) Term Loan I (term: 1.5 years)

(1) Loan amount:	16,500 million yen
(2) Interest rate:	JBA 3-month yen TIBOR + 0.325% The rate applicable for the period between September 27, 2007 (inclusive) and December 26, 2007 (inclusive) is 1.17167%. The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.

[ENGLISH TRANSLATION]

(3) Other:	Other provisions of the agreements remain unchanged.
(c) Term Loan J (term: 3 years)	
(1) Loan amount:	13,000 million yen
(2) Interest rate:	JBA 3-month yen TIBOR + 0.40% The rate applicable for the period between September 27, 2007 (inclusive) and December 26, 2007 (inclusive) is 1.24667%. The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.
(3) Other:	Due to the execution of an interest rate swap agreement, of the 13,000 million yen loan, the applicable interest rate is, in effect, fixed at 1.627% for 7,000 million yen and 1.610% for 6,000 million yen.
(d) Term Loan K (term: 4 years)	
(1) Loan amount:	2,000 million yen
(2) Interest rate:	The applicable interest rate is 1.83125% (4-year yen swap (as of 10 a.m. today) + 0.49%).
(3) Other:	Other provisions of the agreements remain unchanged.
(e) Term Loan L (term: 4 years)	
(1) Loan amount:	1,000 million yen
(2) Interest rate:	The applicable interest rate is 1.81750% (4-year yen swap (as of 11 a.m. today) + 0.47%).
(3) Other:	Other provisions of the agreements remain unchanged.

2. Future Prospects

The Investment Corporation will announce the impact of the above determination of interest rates on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been ascertained after taking into consideration future conditions.

Exhibit II.31

Notice of Borrowings (Determination of Interest Rate), dated September 25, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 25, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowings (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rate of its existing borrowings as follows:

1. Details of the Changes

(a) Term Loan B

(1) Loan amount:	17,000 million yen
(2) Interest rate before change:	1.06250%
(3) Interest rate after change:	JBA 3-month TIBOR + 0.35%. The rate applicable for the period between September 27, 2007 (inclusive) and December 26, 2007 (inclusive) is 1.19667%. The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 0.95%.

(b) Term Loan C

(1) Loan amount:	38,000 million yen
(2) Interest rate before change:	1.11250%
(3) Interest rate after change:	JBA 3-month TIBOR + 0.40%. The rate applicable for the period between September 27, 2007 (inclusive) and December

[ENGLISH TRANSLATION]

26, 2007 (inclusive) is 1.24667%.
The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.
Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

(c) Term Loan D

(1) Loan amount: 3,500 million yen

(2) Interest rate before change: 1.11250%

(3) Interest rate after change: JBA 3-month TIBOR + 0.40%.
The rate applicable for the period between September 27, 2007 (inclusive) and December 26, 2007 (inclusive) is 1.24667%.
The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.
Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

(d) Term Loan E

(1) Loan amount: 2,200 million yen

(2) Interest rate before change: 1.11250%

(3) Interest rate after change: JBA 3-month TIBOR + 0.40%.
The rate applicable for the period between September 27, 2007 (inclusive) and December 26, 2007 (inclusive) is 1.24667%.
The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.

(4) Other: Other provisions of the agreements remain unchanged.
Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

2. Future Prospects

The Investment Corporation will announce the impact of the above changes in interest rate on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been ascertained after taking into consideration future conditions.

Exhibit II.32

Notice of Borrowing (Determination of Interest Rate), dated September 26, 2007 (English Translation).

[ENGLISH TRANSLATION]

September 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rate of its existing borrowing as follows:

1. Details of the Change

Term Loan F (Tranche A)

(1) Loan amount:	5,000 million yen
(2) Interest rate before change:	1.21750%
(3) Interest rate after change:	JBA 3-month TIBOR + 0.50% The rate applicable for the period between September 28, 2007 (inclusive) and December 27, 2007 (inclusive) is 1.34750%. The rate applicable on and after December 28, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged. Due to the execution of an interest rate swap agreement, the applicable interest rate is, in effect, fixed at 2.190%.

2. Future Prospects

The Investment Corporation will announce the impact of the above change in interest rate on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been ascertained after taking into consideration future conditions.

Exhibit II.33

Notice of Revisions to the Probable Maximum Loss (PML) Percentages in the Seismic Risk Analysis, dated September 28, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.33

[ENGLISH TRANSLATION]

September 28, 2007

To whom it may concern:



Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Revisions to the Probable Maximum Loss (PML) Percentages in the Seismic Risk Analysis

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has received a report from Sompo Japan Risk Management, Inc. ("SJRM") stating that the PML percentages of its portfolio assets were revised as follows in conjunction with the upgrade of SJRM's Seismic PML Evaluation System. SJRM is the company that the Investment Corporation engages to assess PML percentages in the seismic risk analysis for its portfolio assets.

PML, or probable maximum loss, means the probability of maximum loss that is expected to result from an earthquake. The term PML could be used in connection with individual properties or it could be used in connection with an entire portfolio of assets. While there is no precise standardized definition of PML, the Investment Corporation uses PML to mean the level of damage that may result from an earthquake of the assumed maximum size (large earthquake that occurs once every 475 years = large earthquake with a 10% probability of occurring within 50 years) for the assumed scheduled use period (50 years = the useful life of a general building) expressed as a percentage (%) of the replacement cost of the expenses expected to be required to restore the property that is damaged in such earthquake to its condition prior to the earthquake.

[ENGLISH TRANSLATION]

1. Results of the Upgraded Evaluation Method in Seismic Risk Analysis (Extracted from SJRM's "Seismic PML Reevaluation Report")

Property No.	Property Name	PML Percentage (%)		
		Before Revision	After Revision	Increase (Decrease)
Office A-1	Hitachi High-Tech Building	10.62	5.09	(5.53)
Office A-2	Pacific Marks Shinjuku ParkSide (Note 1)	5.70	4.07	(1.63)
Office A-3	Pacific Marks Tsukiji (Note 1)	13.80	5.60	(8.20)
Office A-4	Pacific Square Tsukishima	8.10	5.26	(2.84)
Office A-5	Pacific City Nishi-Shinjuku	5.00	1.78	(3.22)
Office A-6	Pacific Marks Yokohama East	13.33	7.56	(5.77)
Office A-7	Business Court Shin-Urayasu	8.70	4.21	(4.49)
Office A-8	Oomori City Building (Note 1)	13.10	6.34	(6.76)
Office A-9	Akasaka Hikawa Building	6.63	6.22	(0.41)
Office A-10	Pacific Marks Shibuya-Koendoori (Note 1)	9.18	8.13	(1.05)
Office A-11	Pacific Marks Nihonbashi-Tomizawacho (Note 1)	13.92	8.35	(5.57)
Office A-12	Pacific Marks Akasaka-mitsuke	14.74	9.86	(4.88)
Office A-13	Urban Square Yaesu Building	4.67	1.69	(2.98)
Office A-14	Pacific City Hamamatsucho	7.83	8.24	0.41
Office A-15	Yokohama Aioicho Building	18.03	11.01	(7.02)
Office A-16	Pacific Marks Shin-Yokohama	14.59	8.63	(5.96)
Office A-17	Pearl Iidabashi Building	13.94	7.88	(6.06)
Office A-18	Gotanda Metallion Building	8.87	8.49	(0.38)
Office A-19	Iwamotocho 163 Building	8.75	12.13	3.38
Office A-20	Maruishi Shinbashi Building	7.00	7.73	0.73
Office A-21	TS Hodogaya Building	14.74	13.89	(0.85)
Office A-22	Pacific Marks Shinkawa (Note 1)	13.72	5.32	(8.40)
Office A-23	Pacific Marks Uchikanda (Note 1)	9.31	3.60	(5.71)
Office A-24	Pacific Marks Mejiro (Note 1)	9.96	3.70	(6.26)
Office A-25	Kawasaki East One Building	7.22	4.43	(2.79)
Office B-1	Snow Crystal Building	1.71	2.18	0.47
Office B-2	Pacific Marks Higobashi	12.11	9.95	(2.16)
Office B-3	Nagoya-Nishiki City Building (Note 1)	8.08	11.92	3.84
Office B-4	Pacific Marks Esaka (Note 1)	0.37	2.21	1.84
Office C-1	Pacific Marks Sapporo Kita-ichijo	3.14	0.67	(2.47)
Office C-2	Shin-Sapporo Center Building	8.43	2.10	(6.33)
Retail A-1	Shinsaibashi OPA Honkan	1.55	5.47	3.92
Retail A-2	Shinsaibashi OPA Kireikan	12.82	11.66	(1.16)
Retail A-3	PACIFIQUE Tenjin	0.08	3.44	3.36
Retail A-4	Albore Tenjin	0.06	4.32	4.26
Retail A-5	Tenjin Yoshida Building	0.11	1.13	1.02
Retail A-6	FLEG Jingumae	6.38	6.78	0.40
Retail B-1	Mallage Kashiwa	4.24	5.11	0.87
Retail B-2	Bellfa Uji	14.22	13.84	(0.38)
Retail C-1	Ito-Yokado Owariasahi	11.07	12.83	1.76
	Portfolio PML Percentage (Note 2)	5.03	4.11	(0.92)

(Note 1) Since the name of the property is scheduled to be changed on October 1, 2007, the name shown above is the property's new name. Please refer to the "Notice of Changes in the Names of Portfolio Assets," dated September 11, 2007, for additional detail relating to changes in property names.

(Note 2) The portfolio PML percentage is calculated by SJRM and is derived by aggregating the 40 properties as a whole and calculating the probable maximum loss (PML) in a manner similar to calculating the PML for individual properties.

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2. Upgraded Evaluation Method in Seismic Risk Analysis (Extracted from SJRM's "Seismic PML Reevaluation Report")

The upgraded Seismic PML Evaluation System incorporates the latest academic findings on earthquake research led by the Ministry of Education, Culture, Sports, Science and Technology, and also introduces seismic response analysis methods. The following sets forth the main items of the Seismic PML Evaluation System that were upgraded.

Upgraded Items	Before Upgrade	After Upgrade
1. Assessment of Seismic Hazard	• Use seismic source data jointly developed with other firms in 2000	• Use model seismic source data developed based on the 2006 version of the "General Seismic Hazard Maps for Japan" (Note 1) released by the Headquarters of Earthquake Research Promotion
2. Assessment of Subsurface Ground Amplification Factor (Note 2)	• Classify the subsurface ground of the concerned area into 16 standard types based on the soil boring log	• Classify the subsurface ground of the concerned area into 47 types based on the soil boring log taking into consideration the depth of the engineering bedrock, and the thickness and hardness of the upper and lower parts of the subsurface ground
3. Assessment of the Vulnerability of a Building and Earthquake Damage	• Statistically assess the results of an analysis using response spectrums (Note 3) as a correlation between the size of seismic motion and the probability that the building will be damaged based on the loss rates, etc. from past earthquakes, and use such information as the basis for assessing the vulnerability of individual buildings • Calculate overall damage percentages, regardless of the use of buildings	• Statistically assess the results of a seismic response analysis (Note 4) as a correlation between the size of seismic motion and the probability that the building will be damaged based on the loss rates, etc. from past earthquakes, and use such information as the basis for assessing the vulnerability of individual buildings • Calculate the damage percentages for the entire building by categorizing the building based on factors such as structure, finishing and facilities, and evaluating the level of damage based on such factors

(Note 1) The "General Seismic Hazard Maps for Japan" is one type of a probabilistic hazard map published in March 2005 and revised in September 2006 by the Headquarters of Earthquake Research Promotion (Earthquake Research Committee) (Ministry of Education, Culture, Sports,

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Science and Technology), which was established pursuant to the Earthquake Disaster Prevention Special Measures Act in 1995. The map is comprised of the "Probabilistic Seismic Hazard Map" and the "Seismic Hazard Map for Specified Seismic Source Faults."

(Note 2) "Subsurface Ground Amplification Factor" refers to the factor by which the seismic motion is amplified when it is transmitted from the bedrock to the ground surface.

(Note 3) "Response spectrum" refers to the representation of how much various buildings of differing natural-life shake when seismic motion is applied to the buildings.

(Note 4) "Seismic response analysis" refers to the method of calculating the response of the building (horizontal force and displacement) by conducting a simulated computer-based analysis using actual seismic waveforms.

Exhibit II.34

Notice of Revision to Management Forecasts for the Fiscal Period Ended August 2007 (Third Fiscal Period), dated October 9, 2007 (English Translation).

[ENGLISH TRANSLATION]

October 9, 2007

To whom it may concern:



Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Revision to Management Forecasts for the
Fiscal Period Ended August 2007 (Third Fiscal Period)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has revised its management forecasts (expected figures) for the fiscal period ended August 2007 (third fiscal period: from March 1, 2007 to August 31, 2007) as follows:

1. Reason for the Revision

The Investment Corporation is in the process of settling its accounts for the fiscal period ended August 2007 (third fiscal period). The Investment Corporation has recently ascertained the approximate estimate of management performance for the fiscal period ended August 2007 (third fiscal period) and, as a result, the approximate estimate is expected to differ from the management forecasts for the fiscal period ended August 2007 (third fiscal period) that were announced on April 25, 2007 in the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007" (including the amendment thereto, dated April 27, 2007). Accordingly, the Investment Corporation has revised the management forecasts for the fiscal period ended August 2007 (third fiscal period) at this point.

The following were the key factors that resulted in the differences:
(1) Operating revenues exceeded the previously announced forecasted amounts as a result of favorable performance in the property leasing business;
(2) Capital expenditures increased as compared to the previously announced forecasted amounts due to the accounting procedures applied for repairs and maintenance expenses;

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(3) The amount of taxes and dues was lower than what was estimated in the previously announced forecasts; and
(4) Non-operating revenues (interest income) were higher than what was estimated in the previously announced forecasts.

2. Revised Management Forecasts for the Fiscal Period Ended August 2007 (Third Fiscal Period)

	Operating Revenues (in millions of yen)	Ordinary Income (in millions of yen)	Net Income (in millions of yen)	Distribution per Unit (yen)
Previous Forecasts (A)	7,511	3,063	3,063	11,900
Revised Forecasts (B)	7,674	3,226	3,225	12,530
Amount of Change (B – A)	163	163	162	630
Percentage Change (B – A)/A	2.1%	5.3%	5.2%	5.2%

[Reference]
Fiscal period ended August 2007 (third fiscal period)
Number of investment units issued and outstanding at the end of the fiscal period:
257,400 units

[Notes]
1. The previously announced forecasts refer to the management forecasts for the fiscal period ended August 2007 that were announced on April 25, 2007 in the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended February 2007" (including the amendment thereto, dated April 27, 2007).
2. The distribution per unit does not include distributions in excess of earnings. Furthermore, the Investment Corporation currently does not expect to make any distributions in excess of earnings.
3. The above forecasted figures are current figures. The actual distribution per unit may vary depending on an accounting audit subsequently conducted by the independent auditors or other factors. Moreover, the management forecasts set forth herein should not be construed as a guarantee of future distribution amounts.
4. The Investment Corporation's fiscal period ended August 2007 (third fiscal period) was from March 1, 2007 to August 31, 2007.
5. The Investment Corporation may amend the above forecasts in the event it expects discrepancies in excess of a certain amount from the above forecasted figures.
6. Numbers have been rounded down to their nearest respective unit.

Exhibit II.35

Notice of Acquisition of Assets, dated October 18, 2007 (English Translation).

[ENGLISH TRANSLATION]

October 18, 2007

To whom it may concern:



Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Acquisition of Assets

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to acquire the following properties as detailed below.

1. Overview of Acquisition

Property 1

(1) Property Number and Name	Office A-26 Towa Hamamatsucho Building ("Property 1")
(2) Asset Type	Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price	7,000,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Purchase Agreement will be Entered into	October 30, 2007
(5) Scheduled Acquisition Date	October 30, 2007
(6) Seller	Falco Credit Management Y.K.
(7) Financing	To be determined

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Property 2

(1) Property Number and Name	Office A-27 Lila Hijirizaka ("Property 2")
(2) Asset Type	Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price	4,300,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Purchase Agreement will be Entered into	October 30, 2007
(5) Scheduled Acquisition Date	October 30, 2007
(6) Seller	Falco Credit Management Y.K.
(7) Financing	To be determined

2. Reasons for Acquisition

The Investment Corporation will acquire Property 1 and Property 2 pursuant to its articles of incorporation and investment policy for the following reasons.

Property 1

(1) Reason	To build up the portfolio as well as to enhance the growth potential and stability of the portfolio by concentrating its investment in office properties in the urban area of Tokyo (Tokaido Line zone).
(2) Property Characteristics	(i) Location Attributes Property 1 is an office property located in the central metropolitan area within an approximately 3-minute walking distance towards the southwest of JR Hamamatsucho Station. Property 1 is conveniently located having access to various mass transit systems, such as the Haneda Airport and *Shinkansen* (bullet train) stations, and is also favorably located in accessing rural areas. A characteristic of the office property tenants in the area surrounding JR Hamamatsucho Station is that there is a high concentration of major corporations and their affiliated companies, etc. Due to the active demand for rental office properties in the central metropolitan areas in general, relatively low vacancy rates and higher rent levels can be expected for such properties. In light of these characteristics, Property 1 is anticipated to have high revenue-generating potential which is supported by the high occupancy rates in the surrounding area.

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	(ii) Building Features Property 1 is comprised of retail space on the two below-ground floors and on the 1st floor, and office space on the 2nd through 8th floors. Although the building was constructed approximately 14 years ago, the specifications are of higher quality, including, for example, granite stone finishing being used on the floors and walls of the entrance and elevator halls on the 1st floor. In addition, Property 1 has relatively high competitiveness against other buildings due to features such as individual air-conditioning systems having been installed for the rental units and each floor having up to about 260 *tsubos* of floor space.

Property 2

(1) Reason	To build up the portfolio as well as to enhance the growth potential and stability of the portfolio by concentrating its investment in office properties in the urban area of Tokyo (Tokaido Line zone).
(2) Property Characteristics	(i) Location Attributes Property 2 is located within an approximately 4-minute walking distance towards the west of Mita Station on the Toei Subway Lines and within an approximately 7-minute walking distance towards the west of JR Tamachi Station. The area surrounding Property 2 is comprised of a mixture of residential and retail properties, such as medium- and high-rise office properties that also have retail stores within the property, apartments and low-rise retail properties. The area surrounding both Mita and Tamachi Stations has major manufacturers, as well as prestigious private schools, embassies, etc., where office demand can be expected from their affiliated companies, allied companies, etc. Therefore, stable office demand and corresponding stable revenues can be anticipated in the future. (ii) Building Features Property 2 is comprised of retail space on the 1st floor and an office tower and a residential tower on the 2nd through 7th floors. Although the building was constructed approximately 16 years ago, the specifications are of higher quality, including, for example, granite stone finishing being used on the floors and walls of the entrance and elevator halls on the 1st floor. In addition, Property 2 has relatively high competitiveness against other buildings due to features such as individual air-conditioning systems having been installed for the office space and each floor having up to about 170 *tsubos* of floor space.

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3. Description of Assets to be Acquired

Property 1

(1) Property Number and Name		Office A-26 Towa Hamamatsucho Building
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price		7,000,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Trustee (Note 1)		JPMorgan Trust Bank Limited
(5) Trust Maturity Date		February 28, 2015
(6) Location (residential indication)		2-6-2 Hamamatsucho, Minato-ku, Tokyo
(7) Use (Note 2)		Office, retail, lavatory and staff room (kitchen)
(8) Structure		S/RC with flat roof; B2/8F
(9) Area/Floor Space	Lot Size (Note 3)	1,401.61m^2
	Floor Space (Note 3)	4,717.27m^2 (floor space of the portion under compartmentalized ownership)
		8,331.90m^2 (floor space of the entire building)
	Leasable Area (Note 4)	4,671.81m^2
(10) Form of Ownership	Land	Co-ownership inseparable from compartmentalized ownership interest in the private-use portion (Interest: 68,853 out of 100,000)
	Building	Compartmentalized ownership
(11) Construction Completion Date		February 26, 1993
(12) PML	PML Percentage	7.77%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(13) Tenant Conditions	Total No. of Tenants (Note 5)	1 (15) (as of October 18, 2007)
	Occupancy Rate	87.9% (as of October 18, 2007)
(14) Collateral		Unsecured
(15) Other Items		A soil environmental investigation conducted by Tokyo Kantei Co., Ltd., which was undertaken as part of the Investment Corporation's due diligence in connection with its acquisition of Property 1, revealed that the level of lead, a substance designated as Class 2 Specific Harmful Substances under the Soil Contamination Countermeasures Law, contained in the soil of the land where Property 1 is located exceeded the prescribed standard. Therefore, excavation, decontamination and covering work, etc. are being conducted by the seller with respect to such contaminated soil. A report prepared by a third party in relation to completion of such work has been received.

(Note 1) The Investment Corporation intends to change the trustee from JPMorgan Trust Bank Limited to The

[ENGLISH TRANSLATION]

Sumitomo Trust & Banking Co., Ltd. promptly after acquiring the property.

(Note 2) "Use" indicates the use of the portion that is to be acquired as recorded in the real estate registry.

(Note 3) "Area/Floor Space" indicates the sum total of the area/floor space of the portion that is to be acquired as recorded in the real estate registry.

(Note 4) "Leasable Area" indicates the area of the portion that is to be acquired by the Investment Corporation within each real estate held in trust that may be leased, based on information received from the current trust beneficiary interest holder of the asset that is to be acquired.

(Note 5) "Total Number of Tenants" is indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

Property 2

(1) Property Number and Name		Office A-27 Lila Hijirizaka
(2) Type of Specified Asset (Note 1)		Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price		4,300,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Trustee (Note 1)		JPMorgan Trust Bank Limited
(5) Trust Maturity Date		February 28, 2015
(6) Location (residential indication)		3-4-10 Mita, Minato-ku, Tokyo
(7) Use (Note 2)		Office and residential
(8) Structure		SRC with flat roof; B1/7F
(9) Area/Floor Space	Lot Size (Note 3)	1,474.05m^2
	Floor Space (Note 3)	4,155.90m^2 (floor space of the portion under compartmentalized ownership)
		6,598.52m^2 (floor space of the entire building)
	Leasable Area (Note 4)	4,255.02m^2
(10) Form of Ownership	Land	Co-ownership inseparable from compartmentalized ownership interest in the private-use portion (Interest: 426,341 out of 493,209)
	Building	Compartmentalized ownership
(11) Construction Completion Date		November 20, 1991
(12) PML	PML Percentage	4.68%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(13) Tenant Conditions	Total No. of Tenants (Note 5)	1 (13) (as of October 18, 2007)
	Occupancy Rate	95.0% (as of October 18, 2007)
(14) Collateral		Unsecured
(15) Other Items		The boundary with the land adjacent to Property 2 is yet to be verified and the relevant memorandum of understanding, etc. has not yet been signed. A soil environmental investigation conducted by Tokyo Kantei Co., Ltd., which was undertaken as part of the Investment Corporation's due diligence in connection with its acquisition of Property 2, revealed that the level of lead, a substance

[ENGLISH TRANSLATION]

	designated as Class 2 Specific Harmful Substances under the Soil Contamination Countermeasures Law, contained in the soil of the land where Property 2 is located exceeded the prescribed standard. Therefore, excavation and decontamination work, etc. are being conducted by the seller with respect to such contaminated soil. A report prepared by a third party in relation to completion of such work has been received.

(Note 1) The Investment Corporation will terminate the trust promptly upon the acquisition of the trust beneficiary interests and acquire direct title to the property from the trustee.

(Note 2) "Use" indicates the use of the portion that is to be acquired as recorded in the real estate registry.

(Note 3) "Area/Floor Space" indicates the sum total of the area/floor space of the portion that is to be acquired as recorded in the real estate registry.

(Note 4) "Leasable Area" indicates the area of the portion that is to be acquired by the Investment Corporation within each real estate held in trust that may be leased, based on information received from the current trust beneficiary interest holder of the asset that is to be acquired.

(Note 5) "Total Number of Tenants" is indicated as "1" if there is a master lease agreement and "-" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

[ENGLISH TRANSLATION]

4. Overview of Real Estate Appraisal Reports

Property 1

(1) Real Estate Appraiser		Daiwa Real Estate Appraisal Co., Ltd.
(2) Appraised Date		July 31, 2007
(3) Appraised Price		7,000,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		7,180,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	328,016 thousand yen
	Net Cash Flow (NCF)	330,498 thousand yen
	Cap Rate	4.6%
(5) Price using the DCF Method		6,920,000,000 yen
	Discount Rate	4.3%
	Terminal Cap Rate	4.8%
(6) Price using the Cost Approach		3,650,000,000 yen
	Land Ratio	79.7%
	Building Ratio	20.3%
(7) Relationship with the Investment Corporation or the Asset Manager		None

Property 2

(1) Real Estate Appraiser		Daiwa Real Estate Appraisal Co., Ltd.
(2) Appraised Date		July 31, 2007
(3) Appraised Price		4,330,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		4,430,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	215,349 thousand yen
	Net Cash Flow (NCF)	212,816 thousand yen
	Cap Rate	4.8%
(5) Price using the DCF Method		4,290,000,000 yen
	Discount Rate	4.5%
	Terminal Cap Rate	5.0%
(6) Price using the Cost Approach		3,360,000,000 yen
	Land Ratio	79.4%
	Building Ratio	20.6%
(7) Relationship with the Investment Corporation or the Asset Manager		None

[ENGLISH TRANSLATION]

Overview of the Seller

Property 1 and Property 2

(1) Company Name	Falco Credit Management Y.K.
(2) Head Office Address	Entsuji-Gadelius Bldg., 5-2-39 Akasaka, Minato-ku, Tokyo
(3) Representative	Yoshito Kaneyama
(4) Paid-in Capital	3,000,000 yen
(5) Major Shareholder	Consent for disclosure was not obtained from the seller.
(6) Line of Business	1. Acquiring, holding and disposing real estate and trust beneficiary interests in real estate 2. All other businesses incidental or relating to the aforementioned item
(7) Relationship with the Investment Corporation or the Asset Manager	The company is an investment vehicle to which a subsidiary of Pacific Management Corporation, a shareholder of the Investment Corporation's asset manager, provides real estate investment advisory services. Consequently, the company is deemed to be a related party of the asset manager (which has the same meaning as defined in the asset manager's policies regarding related party transactions (hereafter the same)). Pacific Management Corporation holds 100% of the asset manager's equity interest.

[ENGLISH TRANSLATION]

5. Status of Parties Relating to the Acquisition of Properties

Property 1

Property Name (Location)	Office A-26 Towa Hamamatsucho Building (Minato ward, Tokyo)	
Status of Titleholders, etc. to the Property	Current Titleholder / Trust Beneficiary Interest Holder	Prior Titleholder / Trust Beneficiary Interest Holder
Name of Company/Person	Falco Credit Management Y.K.	Towa Juhan K.K.
Relationship with Related Party	Investment vehicle to which a subsidiary of the asset manager's shareholder provides real estate investment advisory services	A party other than a related party
Acquisition Background, Reason, etc.	Acquired for the purpose of managing a private real estate fund	–
Acquisition Price (including other expenses)	Omitted since the ownership period exceeds 1 year	–
Acquisition Timing	March 2005	–

[ENGLISH TRANSLATION]

Property 2

Property Name (Location)	Office A-27 Lila Hijirizaka (Minato ward, Tokyo)	
Status of Titleholders, etc. to the Property	Current Titleholder / Trust Beneficiary Interest Holder	Prior Titleholder / Trust Beneficiary Interest Holder
Name of Company/Person	Falco Credit Management Y.K.	Towa Juhan K.K.
Relationship with Related Party	Investment vehicle to which a subsidiary of the asset manager's shareholder provides real estate investment advisory services	A party other than a related party
Acquisition Background, Reason, etc.	Acquired for the purpose of managing a private real estate fund	–
Acquisition Price (including other expenses)	Omitted since the ownership period exceeds 1 year	–
Acquisition Timing	March 2005	–

[ENGLISH TRANSLATION]

6. Overview of the Brokers

Property 1 and Property 2

(1) Company Name	Pacific Management Corporation
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Masaru Takatsuka, Representative Director
(4) Commission	335,000,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	Pacific Management Corporation is a shareholder of the asset manager of the Investment Corporation and is deemed to be a related party of the asset manager. Pacific Management Corporation holds 100% of the asset manager's equity interest.

Property 1 and Property 2

(1) Company Name	Japan Asset Trust Corporation
(2) Head Office Address	3-5-2 Kojimachi, Chiyoda-ku, Tokyo
(3) Representative	Satoshi Isayama, Representative Director
(4) Commission	4,000,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	None

[ENGLISH TRANSLATION]

Matters concerning the Design, etc. of the Assets to be Acquired

Property 1

Property Number and Name	Office A-26 Towa Hamamatsucho Building
(6) Owner	Fujita Corporation Kaihatsu Jigyo Honbu
(7) Building Contractor	Fujita Corporation Tokyo Branch
(8) Building Designer	Ataka Engineering Co., Ltd., first-class architect office
(9) Structural Designer	Fujita Corporation Ikkyu Kenchikushi Jimusho (first-class architect office)
(10) Building Verification Agency	Local government building official (Tokyo Metropolitan Government)
(11) Building Verification Inspection Agency	Local government building official (Tokyo Metropolitan Government)
(12) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings contain no particular items that suggest fabrication, etc. and no particular items that question the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

Property 2

Property Number and Name	Office A-27 Lila Hijirizaka
(1) Owner	Towa Real Estate Development Co., Ltd. Fujita Corporation Kaihatsu Jigyo Honbu
(2) Building Contractor	Fujita Engineering Company Limited Tokyo Branch
(3) Building Designer	Aoki Fumihiko Kenchiku Sekkei Jimusho K.K. (architectual design office)
(4) Structural Designer (Note 1)	Unknown
(5) Building Verification Agency	Local government building official (Tokyo Metropolitan Government)
(6) Building Verification Inspection Agency	Local government building official (Tokyo Metropolitan Government)
(7) Special Notation (Note 1)	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings contain no particular

[ENGLISH TRANSLATION]

		items that suggest fabrication, etc. and no particular items that question the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

(Note 1) Since the structural calculation document prepared at the time of the construction is missing, the structural strength has been verified utilizing the structural calculation document recreated based on the structural drawings.

7. Related Party Transactions Involving the Asset Manager with respect to the Acquired Assets

In connection with the acquisition of Property 1 and Property 2, the asset manager's Compliance Committee, which included an outside committee member, its Investment Committee and its board of directors have each deliberated and resolved to enter into such agreements with related parties in accordance with the asset manager's policies regarding related party transactions.

Moreover, the Investment Corporation plans to deliver the written notice stipulated in the Law Concerning Investment Trusts and Investment Corporations (the "ITL") promptly following the implementation of a valuation survey as stipulated in the ITL.

8. Future Prospects

The Investment Corporation will announce the impact of the acquisition of Property 1 and Property 2 on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been ascertained after taking into consideration future conditions.

<Attachment 1> Maps of the Properties
<Attachment 2> Photos of the Façade of the Properties
<Attachment 3> Portfolio List After Acquiring the Properties

[ENGLISH TRANSLATION]

<ATTACHMENT 1> Maps of the Properties

Property 1
[Map of Property 1 and the surrounding area has been omitted]

Property 2
[Map of Property 2 and the surrounding area has been omitted]

< ATTACHMENT 2> Photos of the Façade of the Properties

Property 1
[Photo of the façade of Property 1 has been omitted]

Property 2
[Photo of the façade of Property 2 has been omitted]

[ENGLISH TRANSLATION]

< ATTACHMENT 3> Portfolio List After Acquiring the Properties

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.46%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide (formerly, Korakuen Shinjuku Building) (Note 5)	Shinjuku ward, Tokyo	15,100	6.22%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji (formerly, Dai-ichi Tsukiji Building) (Note 5)	Chuo ward, Tokyo	11,100	4.57%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.33%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.16%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.93%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.94%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building (formerly, Asahi Seimei Ohmori Building) (Note 5)	Ota ward, Tokyo	3,920	1.61%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.39%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori (formerly, Jinnan Flag Tower) (Note 5)	Shibuya ward, Tokyo	3,050	1.26%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho (formerly, Nissin Nihonbashi Building) (Note 5)	Chuo ward, Tokyo	2,550	1.05%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	1.01%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.91%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.71%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.70%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.70%
Central Area	Urban Area of Tokyo	Office A-17	Pearl Iidabashi Building	Chiyoda ward, Tokyo	1,600	0.66%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.54%
Central Area	Urban Area of Tokyo	Office A-19	Iwamotocho 163 Building	Chiyoda ward, Tokyo	1,130	0.47%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.46%
Central Area	Urban Area of Tokyo	Office A-21	TS Hodogaya Building	Yokohama city, Kanagawa	1,100	0.45%
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa (formerly, Shinkawa M Building) (Note 5)	Chuo ward, Tokyo	3,540	1.46%
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda (formerly, Uchikanda Central Building) (Note 5)	Chiyoda ward, Tokyo	2,060	0.85%
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro (formerly, Mejiro Toyo Building) (Note 5)	Toshima ward, Tokyo	2,008	0.83%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	6.22%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	2.88%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	1.77%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	3.69%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	2.30%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building (formerly, Nagoya Nishiki Dai-ichi Seimei Building) (Note 5)	Nagoya city, Aichi	5,180	2.13%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka (formerly, Esaka Toyo Building) (Note 5)	Suita city, Osaka	14,500	5.97%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	0.93%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	0.50%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	13.10%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.44%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.52%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.59%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.46%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.04%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	6.22%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.32%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.23%
–	Total	–	–	–	242,736	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) The name of each respective property was changed, effective October 1, 2007. Please refer to the "Notice of Changes in the Names of Portfolio Assets," dated September 11, 2007, for details.

Exhibit II.36

Notice of Borrowing, dated October 19, 2007 (English Translation).

[ENGLISH TRANSLATION]

October 19, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has made the following decision with respect to the borrowing of funds.

1. Purpose of the Borrowing

   To fund the acquisition of trust beneficiary interests in real estate as announced in the "Notice of Acquisition of Assets," dated October 18, 2007, as well as to pay the expenses associated with such acquisitions, and to partially fund future acquisitions of assets as well as the expenses associated with such acquisitions.

2. Details of the Borrowing

   Term Loan M

(1) Lender:	Sumitomo Mitsui Banking Corporation
(2) Loan amount:	15,000 million yen
(3) Interest rate:	JBA 1-month yen TIBOR + 0.4%
(4) Agreement execution date:	October 26, 2007
(5) Scheduled drawdown dates:	First drawdown date: October 30, 2007 (12,000 million yen of the 15,000 million yen loan) Second drawdown date: November 28, 2007 (3,000 million yen of the 15,000 million yen loan)
(6) Interest payment dates:	The first payment for the amount taken out on the first drawdown date shall be due on November 30, 2007 and the first payment for the amount taken out on the second drawdown date

[ENGLISH TRANSLATION]

	shall be due on December 30, 2007. Subsequent payments shall be due on the 30th day of every month thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(7) Principal repayment date:	October 30, 2008
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

3. Use of Funds

The funds have been procured to fund the acquisition of trust beneficiary interests in real estate as described in the "Notice of Acquisition of Assets," dated October 18, 2007, as well as the expenses associated with such acquisitions, and to partially fund future acquisitions of assets as well as the expenses associated with such acquisitions.

4. Future Prospects

Please refer to the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended August 2007 (from March 1, 2007 to August 31, 2007)," issued today, with respect to the prospects of the Investment Corporation's performance for the fiscal periods ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008).

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

After First Drawdown

(in millions of yen)

	Before Drawdowns	After First Drawdown	Increase (Decrease)
Short-term loans	18,000	30,000	12,000
Long-term loans	85,200	85,200	0
Investment corporation bonds	27,000	27,000	0
Total interest-bearing debt	130,200	142,200	12,000

After Second Drawdown

(in millions of yen)

	After First Drawdown	After Second Drawdown	Increase (Decrease)
Short-term loans	30,000	33,000	3,000
Long-term loans	85,200	85,200	0
Investment corporation bonds	27,000	27,000	0
Total interest-bearing debt	142,200	145,200	3,000

The debt ratio as of the end of each month, which is calculated by using the below formula, will be announced once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.37

Brief Statement of Periodic Financial Results and Forecasts (*Kessan Tanshin*) for the Fiscal Period Ended August 2007 (from March 1, 2007 to August 31, 2007), dated October 19, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.37

[ENGLISH TRANSLATION]

Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended August 2007 (from March 1, 2007 to August 31, 2007)

October 19, 2007

Name of REIT Issuer: **Nippon Commercial Investment Corporation** Stock Exchange: Tokyo Stock Exchange
Securities Identification Code: 3229 URL: http://www.nci-reit.co.jp/
Representative: Tomohiro Makino, Executive Director

Name of Asset Manager: Pacific Commercial Investment Corporation
Representative: Tomohiro Makino, Chief Executive Officer and President
Contact: Tetsuya Saito, Director of Finance and Corporate Operations TEL: +81-(0)3-5251-3810

Scheduled filing date of periodic securities report: November 21, 2007
Scheduled start date for dividend payments: November 21, 2007

(Amounts are rounded down to the nearest million yen)

1. Operating Results and Financial Position for the Fiscal Period Ended August 2007 (from March 1, 2007 to August 31, 2007)

(1) Operating Results

(Percentage figures show the period-to-period increase (decrease))

	Operating Revenues		Operating Income		Ordinary Income	
	(in millions of yen)	(%)	(in millions of yen)	(%)	(in millions of yen)	(%)
Fiscal period ended August 2007	7,674	36.6	4,316	21.2	3,226	30.2
Fiscal period ended February 2007	5,616	—	3,562	—	2,477	—

	Net Income		Net Income per Unit	Ratio of Net Income to Unitholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
	(in millions of yen)	(%)	(in yen)	(%)	(%)	(%)
Fiscal period ended August 2007	3,225	30.6	12,530	2.7	1.3	42.0
Fiscal period ended February 2007	2,470	—	11,160	4.1	2.1	44.1

(2) Distribution Performance

	Distribution per Unit (excluding distributions in excess of earnings)	Total Distributions	Distribution in Excess of Earnings per Unit	Total Distributions in Excess of Earnings	Dividend Payout Ratio	Ratio of Distributions to Net Assets
	(in yen)	(in millions of yen)	(in yen)	(in millions of yen)	(%)	(%)
Fiscal period ended August 2007	12,530	3,225	0	0	99.9	2.7
Fiscal period ended February 2007	9,558	2,460	0	0	99.5	2.1

(Note) The dividend payout ratio is rounded down to the first decimal place.

(3) Financial Position

	Total Assets	Net Assets	Ratio of Unitholders' Equity to Total Assets	Net Assets per Unit
	(in millions of yen)	(in millions of yen)	(%)	(in yen)
Fiscal period ended August 2007	269,567	119,807	44.4	465,452
Fiscal period ended February 2007	234,360	119,074	50.8	462,606

(Reference) Unitholders' equity for the fiscal period ended August 2007: 119,807 million yen
Unitholders' equity for the fiscal period ended February 2007: 119,074 million yen

[ENGLISH TRANSLATION]

Nippon Commercial Investment Corporation (3229)
Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended August 2007

(4) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the End of the Fiscal Period
	(in millions of yen)	(in millions of yen)	(in millions of yen)	(in millions of yen)
Fiscal period ended August 2007	7,455	(30,310)	29,806	29,266
Fiscal period ended February 2007	1,512	(192,227)	212,954	22,315

2. Management Forecasts for the Fiscal Periods Ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008)

(Percentage figures show the period-to-period increase (decrease))

	Operating Revenues		Operating Income		Ordinary Income		Net Income		Distribution per Unit (excluding distributions in excess of earnings)	Distribution in Excess of Earnings per Unit
	(in millions of yen)	(%)	(in millions of yen)	(%)	(in millions of yen)	(%)	(in millions of yen)	(%)	(in yen)	(in yen)
Fiscal period ending February 2008	8,132	5.9	4,178	(3.1)	2,831	(12.2)	2,831	(12.2)	11,000	0
Fiscal period ending August 2008	8,377	3.0	4,462	6.7	3,013	6.4	3,013	6.4	11,700	0

(Reference) Forecasted net income per unit for the fiscal period ending February 2008: 11,000 yen
Forecasted net income per unit for the fiscal period ending August 2008: 11,700 yen

3. Other

(1) Changes in Accounting Policies

(i) Changes accompanying amendments to accounting standards, etc.: None

(ii) Changes other than (i): None

(2) Number of Investment Units Issued and Outstanding

(i) Number of investment units issued and outstanding at the end of the following fiscal periods (including treasury investment units):

Fiscal period ended August 2007: 257,400 units
Fiscal period ended February 2007: 257,400 units

(ii) Number of treasury investment units at the end of the following fiscal periods:

Fiscal period ended August 2007: 0 units
Fiscal period ended February 2007: 0 units

(Note) Please refer to "Notes on Per Unit Information" on page 26 [translation is omitted] for the number of investment units used as the basis for calculating the net income per unit.

[ENGLISH TRANSLATION]

Nippon Commercial Investment Corporation (3229)
Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended August 2007

*Explanation on the Appropriate Use of the Management Forecasts, and Other Matters of Special Note

The management forecasts and other figures that appear in this and the attached documents [translation is omitted] have been calculated based on information currently available to Nippon Commercial Investment Corporation using certain assumptions set forth on page 10 [translation is omitted]. Accordingly, the actual operating revenues, ordinary income, net income, distribution per unit and distribution in excess of earnings per unit may vary due to changes in the circumstances. Moreover, the management forecasts set forth herein should not be construed as a guarantee of future distribution amounts.

ATTACHMENT

[Omitted.]

Exhibit II.38

Notice of Borrowing (Determination of Interest Rate), dated October 26, 2007 (English Translation).

[ENGLISH TRANSLATION]

October 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the interest rate for the borrowing announced in the "Notice of Borrowing," dated October 19, 2007, has been determined as follows:

1. Details of the Determined Interest Rate

(a) Term Loan M (term: 1 year)

(1) Loan amount:	12,000 million yen of the 15,000 million yen loan
(2) Lending financial institution:	Sumitomo Mitsui Banking Corporation
(3) Interest rate:	JBA 1-month yen TIBOR + 0.4% The rate applicable for the period between October 30, 2007 (inclusive) and November 29, 2007 (inclusive) is 1.06333%. The rate applicable on and after November 30, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged. The rate applicable for the remaining 3,000 million yen of the 15,000 million yen loan will be announced once it has been determined.

2. Future Prospects

The Investment Corporation believes that the impact of the above determination of interest rate on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) is immaterial, and therefore has not made any changes to its performance forecasts.

Exhibit II.39

Notice of Borrowing (Status of Interest-Bearing Debt), dated October 29, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.39

[ENGLISH TRANSLATION]

October 29, 2007

To whom it may concern:



Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt for its existing borrowings as follows:

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of September 2007 have been ascertained. Accordingly, the Investment Corporation hereby informs you of the status of its interest-bearing debt as set forth in the attachment.

The Investment Corporation will continue to inform you of changes in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been ascertained.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of June 2007	As of the end of September 2007	Increase (Decrease)
Short-term loans	32,400	1,000	(31,400)
Long-term loans	69,700	102,200	32,500
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	129,100	130,200	1,100
Debt ratio (Note)	51.3 %	50.0 %	(1.3) %

(Note) About the Debt Ratio

The debt ratio as of the end of each month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In calculating the debt ratio set forth in the loan agreements, the figures shown below are used as the figures for the respective items of the above-mentioned formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of June 2007	As of the end of September 2007
Total liabilities	149,327	150,302
Deposits, guarantees, etc. held in reserve	15,694 *1	12,662 *2
Total assets	268,388	270,780
Difference between appraised value and acquisition price	7,766	16,955

*1 The total amount of deposits, guarantees, etc. as of the end of June 2007 was 18,194 million yen. However, 2,500 million yen of such amount was used for the management of principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds.

*2 The total amount of deposits, guarantees, etc. as of the end of September 2007 was 18,162 million yen. However, 5,500 million yen of such amount was used for the management of principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds.

The above figures have not yet been audited by the Investment Corporation's independent auditors and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.40

Notice of Acquisition of Assets (Decision to Impose Additional Condition), dated October 30, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.40

[ENGLISH TRANSLATION]

October 30, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Acquisition of Assets (Decision to Impose Additional Condition)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following decision made today with respect to the acquisition of assets announced in the "Notice of Acquisition of Assets," dated October 18, 2007.

1. Overview of Acquisition

Property 1

(1) Property Number and Name	Office A-26 Towa Hamamatsucho Building
(2) Asset Type	Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price	7,000,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Date on which the Purchase Agreement has been Entered into	October 30, 2007
(5) Acquisition Date	October 30, 2007
(6) Seller	Falco Credit Management Y.K.
(7) Financing	Debt financing. Please refer to the "Notice of Borrowing," dated October 19, 2007, for details relating to the debt financing.

[ENGLISH TRANSLATION]

Property 2

(1) Property Number and Name	Office A-27 Lila Hijirizaka
(2) Asset Type (Note)	Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price	4,300,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Date on which the Purchase Agreement has been Entered into	October 30, 2007
(5) Acquisition Date	October 30, 2007
(6) Seller	Falco Credit Management Y.K.
(7) Financing	Debt financing. Please refer to the "Notice of Borrowing," dated October 19, 2007, for details relating to the debt financing.

(Note) The Investment Corporation will terminate the trust promptly upon the acquisition of the trust beneficiary interests in real estate and acquire direct title to the property.

2. Details of the Decision

With respect to Office A-26 Towa Hamamatsucho Building, the acquisition of which was decided on October 18, 2007, the Investment Corporation received a written notice of the results of an inspection of the premises undertaken by the Shiba Fire Station based on Article 4 of the Fire Service Law from the management association of such building after it decided to acquire the building.

The Investment Corporation closely examined the matters that were identified by the Shiba Fire Station in the written notice and decided to impose an additional condition to the sale as set forth below after discussing the identified matters with the seller.

Subject Property Name: Office A-26 Towa Hamamatsucho Building

Additional Condition: Acquisition to take place on the condition that the matters identified in the written notice of the results of the inspection of the premises based on Article 4 of the Fire Service Law are resolved.

Matters Identified in the Written Notice: Inadequate notification, etc. by the management association and the tenant(s) on matters that require notification.
Failure by the tenant to provide the requisite notices, to post the requisite signs, to appoint a manager in charge of fire prevention, etc.

Other: There are no other additional decisions or changes in relation to the acquisition of Office A-26 Towa Hamamatsucho Building.
There are no additional decisions or changes in relation to the acquisition of Office A-27 Lila Hijirizaka.

Exhibit II.41

Notice of Examination of Escalators, dated October 31, 2007 (English Translation).

[ENGLISH TRANSLATION]

October 31, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Examination of Escalators

Nippon Commercial Investment Corporation (the "Investment Corporation") conducted an emergency examination of the protection plates installed at the crossover sections of escalators (the "protection plates") at all of the properties within its portfolio. The examination follows an announcement dated October 17, 2007 released by the Ministry of Land, Infrastructure, Transport and Tourism regarding the escalator incident in Hiratsuka City and corresponding measures.

As a result of the examination, the Investment Corporation has confirmed that all protection plates, with the exception of the protection plates installed at the property given in (1) below, are in compliance with the laws and regulations. In addition, the Investment Corporation has confirmed that there have been no reports regarding failures, malfunctions, accidents or incidents, etc. of such escalators as part of the most recent periodic inspections. Furthermore, the Investment Corporation has already taken the following measures in respect of the protection plates installed at the property given in (1) below and is considering taking the following measures in respect of the protection plates installed at the properties given in (2) below.

[ENGLISH TRANSLATION]

[Protection Plates]

	Property No. and Name		Measures
(1)	Retail A-03	PACIFIQUE Tenjin	Although the escalators were duly installed pursuant to the building verification and completion inspection procedures in accordance with the Building Standard Law, the Investment Corporation discovered their faulty construction. Consequently, supplementary work was conducted and completed by the firm which initially installed the escalators.
(2)	Retail A-01	Shinsaibashi OPA Honkan	The escalators were duly installed in accordance with the standards in effect at the time of installation and are in compliance with applicable laws and regulations. Nevertheless, the Investment Corporation will consider taking appropriate measures to meet the standards currently in effect to the extent necessary from the standpoint of safety.
	Retail A-02	Shinsaibashi OPA Kireikan	
	Retail B-02	Bellfa Uji	
	Retail C-01	Ito-Yokado Owariasahi (Note)	

(Note) The escalators installed at Ito-Yokado Owariasahi are tenant assets. Therefore, the Investment Corporation does not own the escalators. Nevertheless, the Investment Corporation has confirmed that the protection plates are in compliance with applicable laws and regulations.



Exhibit III.1

The Asset Management Report: Second Fiscal Period (from September 1, 2006 to February 28, 2007), including the accompanying semiannual financial report (English Translation).

FILE NO. 82-35064
EXHIBIT III.1

[ENGLISH TRANSLATION]

Asset Management Report

Nippon Commercial Investment Corporation

2nd Fiscal Period

(September 1, 2006 – February 28, 2007)

2-11-1 Nagata-cho

Chiyoda-ku, Tokyo

Japan

[ENGLISH TRANSLATION]

I. Overview of Asset Management

1. Operating Results and Financial Position of Nippon Commercial Investment Corporation ("NCI")

Fiscal Period			First	Second
Calendar Period			February 22, 2006 – August 31, 2006	September 1, 2006 – February 28, 2007
Operating revenues		in millions of yen	–	5,616
(of which, rental revenue)		in millions of yen	(–)	(5,616)
Operating expenses		in millions of yen	9	2,053
(of which, rental expense)		in millions of yen	(–)	(1,852)
Operating income/Operating loss (-)		in millions of yen	-9	3,562
Ordinary income/Ordinary loss (-)		in millions of yen	-16	2,477
Net income/Net loss (-)		in millions of yen	-9	2,470
Total assets		in millions of yen	148	234,360
Net assets		in millions of yen	90	119,074
Unitholders' capital		in millions of yen	100	116,753
Total investment units issued and outstanding		investment units	200	257,400
Net assets per investment unit		yen	450,438	462,606
Total cash distribution		in millions of yen	–	2,460
Net income per investment unit/Net loss per investment unit (-)	(Note 1)	yen	-49,562	11,160 (9,682)
Distribution per investment unit		yen	–	9,558
(of which, distribution of earnings per investment unit)		yen	(–)	(9,558)
(of which, distribution in excess of earnings per investment unit)		yen	(–)	(–)
Ratio of ordinary income to total assets/Ratio of ordinary loss to total assets (-)	(Note 2)	%	-13.0	2.1
(annualized)		%	(-24.9)	4.9
Ratio of return on unitholders' equity/Ratio of loss on unitholders' equity (-)	(Note 3)	%	-10.4	4.1
(annualized)		%	(-19.9)	9.7
Ratio of net assets to total assets at end of the fiscal period	(Note 4)	%	60.5	50.8
Payout ratio	(Note 5)	%	–	99.5
Depreciation		in millions of yen	–	678
Capital expenditures		in millions of yen	–	98
Net operating income (NOI) from property leasing activities	(Note 6)	in millions of yen	–	4,442
Funds from operation (FFO) per investment unit	(Note 7)	yen	-16,662	13,011
FFO multiples	(Note 8)	multiples	–	19
Debt service coverage ratio	(Note 9)	multiples	–	10
Net income before interest and depreciation	(Note 10)	in millions of yen	–	3,711
Interest expense (including bond interest expense)		in millions of yen	–	362
Interest-bearing debt		in millions of yen	–	96,700
Ratio of interest-bearing debt to total assets at end of the fiscal period	(Note 11)	%	–	41.3
Operating days	(Note 12)	number of days	–	156

(Note 1) The net income (loss) per investment unit was calculated by dividing the net income (loss) by the daily weighted average number of investment units issued and outstanding (first fiscal period: 200 units; second fiscal period: 221,341 units). Furthermore, for the second fiscal period, the net income per investment unit calculated by using the daily weighted average number of investment units issued and outstanding as of September 26, 2006, which is the day when actual asset management activities commenced following listing on the Real Estate Investment Trust Section of the Tokyo Stock Exchange and which is deemed to be the beginning date of the period (255,146 units), is also shown in parentheses.

(Note 2) Ratio of ordinary income (loss) to total assets = Ordinary income (loss) ÷ ((Total assets at beginning of the fiscal period + Total assets at end of the fiscal period) ÷ 2) × 100 (rounded to one decimal place)
Further, no asset management activities were, in effect, conducted in the first fiscal period. In addition, asset management activities commenced, in effect, during the second fiscal period on September 26, 2006.

(Note 3) Ratio of return (loss) on unitholders' equity = Net income (loss) ÷ ((Net assets at beginning of the fiscal period + Net assets at end of the fiscal period) ÷ 2) × 100 (rounded to one decimal place)

(Note 4) Ratio of net assets to total assets at end of the fiscal period = Net assets at end of the fiscal period ÷ Total assets at end of the fiscal period × 100 (rounded to one decimal place)

(Note 5) Payout ratio = Total cash distribution ÷ Net income × 100 (rounded to one decimal place)

(Note 6) NOI from property leasing activities = Rental revenue − Rental expense + Depreciation and amortization

(Note 7) FFO per investment unit = FFO (= Net income (loss) + Depreciation and amortization + Other amortized expenses − Gain (Loss) on sales of real estate) ÷ Investment units issued and outstanding at end of the fiscal period (rounded to the nearest yen)

(Note 8) FFO multiples = Investment unit price at end of the fiscal period ÷ Annualized FFO per investment unit
Second fiscal period: Investment unit price at end of February 2007 (604,000 yen) ÷ Annualized FFO per investment unit (rounded to the nearest whole number)

(Note 9) Debt service coverage ratio = Net income before interest and depreciation ÷ Interest expense (including bond interest expense)

(Note 10) Net income before interest and depreciation = Ordinary income + Expenses not accompanied by cash outlays + Interest expense

(Note 11) Ratio of interest-bearing debt to total assets at end of the fiscal period = Interest-bearing debt at end of the fiscal period ÷ Total assets at end of the fiscal period × 100 (rounded to one decimal place)

(Note 12) The first fiscal period of NCI had 191 operating days from February 22, 2006 to August 31, 2006; however, NCI had, in effect, not commenced asset management activities as of the end of the first fiscal period.
The second fiscal period of NCI had 181 operating days from September 1, 2006 to February 28, 2007; however, NCI had, in effect, only conducted asset management activities for 156 days, which commenced on September 26, 2006.

2. Asset Management in the Second Fiscal Period

A. Main Developments of NCI

NCI was established on February 22, 2006 with paid-in capital of 100,000 thousand yen (200 investment units) in accordance with the Law Concerning Investment Trusts and Investment Corporations (*Toushishintaku Oyobi Toushihoujin ni Kansuru Horitsu*; Law No. 198 of 1951; hereafter, the "ITL"). Pacific Commercial Investment Corporation acted as NCI's promoter. NCI registered with the Kanto Local Finance Bureau in accordance with the ITL on March 22, 2006. Thereafter, on September 26, 2006, NCI issued an additional 245,000 investment units through a public offering and listed its investment units on the Real Estate Investment Trust Section of the Tokyo Stock Exchange (J-REIT Section) where it was assigned a securities identification code of 3229. Moreover, NCI issued an additional 12,200 investment units through a third-party allotment on October 24, 2006. Consequently, at the end of the second fiscal period, the number of investment units issued and outstanding totaled 257,400 investment units and unitholders' capital amounted to 116,753,060 thousand yen.

During the second fiscal period, NCI acquired 34 properties (total acquisition price: 191,703,000 thousand yen) immediately after listing between September 26 and September 28 of 2006 and, in effect, commenced asset management activities. Further, subsequent asset management activities included the additional acquisition of 4 properties (total acquisition price: 10,133,000 thousand yen).

As a result, NCI had 38 properties (total acquisition price: 201,836,000 thousand yen) in its portfolio at the end of the second fiscal period.

B. Investment Environment and Management Performance

The population influx in the central areas of the three largest metropolitan areas as well as other metropolitan areas of Japan and the concentration of Japan's population in these metropolitan areas appear to have continued in the second fiscal period along with the steady recovery of the Japanese economy. The increase in demand for urban commercial real estate in these metropolitan areas has begun to surface as office vacancy rates decreased and rental rates for new tenants increased.

During this expansionary phase of the economy, NCI conducted asset management activities by adequately leveraging the characteristic features of urban commercial real estate as they are more responsive to economic conditions and tend to benefit more easily from an increase in demand than other types of real estate.

Concerning external growth, NCI increased its operating revenues by 151,161 thousand yen through external growth

by capitalizing on the support line agreement with its sponsor, Pacific Management Corporation (hereafter, "PMC"), and newly acquiring 4 additional properties (total acquisition price: 10,133,000 thousand yen) after listing.

History of Acquired Assets

	September 2006	October 2006	November 2006	December 2006	January 2007	February 2007
Cumulative acquisition price (in thousands of yen)	191,703,000	191,703,000	199,828,000	201,836,000	201,836,000	201,836,000
Cumulative total number of properties acquired	34	34	37	38	38	38
Leasable area (m^2)	275,229.5	275,229.5	282,414.7	283,682.4	283,682.4	283,682.4
Occupancy rate (%)	97.3	96.4	96.3	96.8	97.2	96.4

Meanwhile, during the second fiscal period, the JBA 3-month TIBOR, a reference interest rate for borrowings, rose by about 10bp. Although a corresponding rise in interest payment expenses was expected, NCI managed to keep the impact immaterial through internal growth and the application of financial strategies. NCI achieved internal growth by increasing its income through adjustments to its rental rates as well as conducting leasing activity that attracted new tenants primarily in office properties. One of its financial strategies was the purchase of interest rate caps as opposed to swap agreements as a means to hedge interest rate fluctuation risks in anticipation of a gradual rise in interest rates. Another financial strategy was the decrease in the applicable spread for borrowings in correlation with the acquisition of issuer ratings as described later in this report.

Consequently, stable occupancy rates were generally maintained with respect to the entire portfolio and an income increase of about 122 million yen above the assumptions made at the time of IPO were achieved for the second fiscal period.

As a result of the above, operating revenues of 5,616,518 thousand yen, ordinary income of 2,477,795 thousand yen and net income of 2,470,232 thousand yen were recorded for the second fiscal period. Further, when the 9,912 thousand yen in losses carried forward from the previous fiscal period are excluded, retained earnings amounts to 2,460,320 thousand yen.

C. Overview of Capital Procurement

On September 26, 2006, NCI issued additional investment units through a public offering and listed its investment units on the Real Estate Investment Trust Section (J-REIT Section) of the Tokyo Stock Exchange (securities identification code: 3229). Moreover, on October 24, 2006, NCI issued an additional 12,200 investment units through a third-party allotment.

In addition, in the acquisition of 34 properties immediately after listing, NCI borrowed a total of 91,000,000 thousand yen in unsecured and non-guaranteed syndicated loans through a syndicate primarily comprised of Japan's major financial institutions and established a credit facility (on an uncommitted basis) of 15,000,000 thousand yen on September 27, 2006. Furthermore, a total of 5,700,000 thousand yen was also borrowed in connection with the acquisition of additional properties during the second fiscal period.

As a result, borrowings at the end of the second fiscal period totaled 96,700,000 thousand yen from 12 financial companies. Of these, short-term loans account for 36,000,000 thousand yen and long-term loans account for 60,700,000 thousand yen.

Of the borrowings, interest rate caps were purchased for long-term loans as a means to hedge interest rate fluctuation risks. NCI completed the hedging with 0.95% as the cap on 3-month TIBOR for 2-year loans and 1.05% as the cap on 3-month TIBOR for 3-year loans.

[ENGLISH TRANSLATION]

	Loan Amount (thousand yen)	Lenders (Names of Financial Institutions)	Interest Rate	Applicable Interest Rate at the End of the Fiscal Period	Drawdown Date	Repayment Date
Term Loan A	36,000,000	Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust and Banking Co., Ltd.	JBA 3-month Japanese yen TIBOR + 0.30%	0.83636%	September 27, 2006	September 27, 2007
Term Loan B	17,000,000	Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. The Sumitomo Trust and Banking Co., Ltd. The 77 Bank, Ltd.	JBA 3-month Japanese yen TIBOR + 0.35%	0.88636% (Note 1)		September 27, 2008
Term Loan C	38,000,000	Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Sumitomo Trust and Banking Co., Ltd. Resona Bank, Limited. Mitsui Sumitomo Insurance Company, Limited The Norinchukin Bank	JBA 3-month Japanese yen TIBOR + 0.40%	0.93636% (Note 2)		September 27, 2009
Term Loan D	3,500,000	The Chuo Mitsui Trust and Banking Company, Limited	JBA 3-month Japanese yen TIBOR + 0.40%	0.93636% (Note 2)	November 29, 2006	September 27, 2009
Term Loan E	2,200,000	The Chuo Mitsui Trust and Banking Company, Limited	JBA 3-month Japanese yen TIBOR + 0.40%	0.96818% (Note 2)	December 22, 2006	September 27, 2009
Total / Average	96,700,000			0.89107% (Note 3)		

(Note 1) An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 0.95%.
(Note 2) An interest rate cap has been purchased. In effect, the cap on the applicable interest rate (JBA 3-month TIBOR) is 1.05%.
(Note 3) The weighted average interest rate based on loan amount is shown rounded to five decimal places.

Additionally, with an aim to minimize capital procurement costs and diversify procurement sources, NCI obtained issuer ratings from each of Rating and Investment Information, Inc. on December 12, 2006 and Moody's Investors Service, Inc. on December 14, 2006. The acquisition of these issuer ratings led to a weighted average interest rate based on loan amount of 0.89107%.

<Status of Acquisition of Issuer Ratings>

Rating Agency	Rating	Details
Rating and Investment Information, Inc. (R&I)	A	Rating Outlook: Stable
Moody's Investors Service, Inc. (Moody's)	A3	Rating Outlook: Stable

D. Overview of Financial Performance and Distribution

NCI recorded operating income of 5,616,518 thousand yen, ordinary income of 2,477,795 thousand yen and net income of 2,470,232 thousand yen in the second fiscal period. Further, when the 9,912 thousand yen in losses carried forward from the previous fiscal period are excluded, net income amounts to 2,460,319 thousand yen.

In principle, NCI intends to distribute to unitholders whatever amount it determines to be in excess of 90% of its distributable income as defined in Article 67-15 of the Special Taxation Measures Law (*Sozei Tokubetsu Sochi Hou*). NCI decided to distribute the entire distributable income, excluding any fractional portion of the amount per investment unit that is less than 1 yen, in the second fiscal period. Accordingly, total cash distributions amounted to 2,460,229,200 yen and distributions per investment unit amounted to 9,558 yen.

3. Status of Capital Increase

The following table summarizes the change in the number of investment units issued and outstanding as well as

unitholders' capital from the date of NCI's establishment through April 25, 2007.

Date	Description	Investment Units Issued and Outstanding (investment units)		Unitholders' Capital (in thousands of yen)		Notes
		Increase / Decrease	Balance	Increase / Decrease	Balance	
February 22, 2006	Incorporation through private placement	200	200	100,000	100,000	(Note 1)
September 26, 2006	Capital increase through public offering	245,000	245,200	111,119,750	111,219,750	(Note 2)
October 24, 2006	Capital increase through third-party allotment	12,200	257,400	5,533,310	116,753,060	(Note 3)

(Note 1) NCI was established using capital contributed by Pacific Management Corporation at an issue price of 500,000 yen per investment unit.

(Note 2) NCI issued additional investment units through a public offering at an issue price of 470,000 yen per unit (issue price to underwriters: 453,550 yen) to procure funds for acquiring new properties and commenced its asset management activities.

(Note 3) NCI issued additional investment units to Daiwa Securities SMBC Co. Ltd. as the allottee at an issue price per investment unit of 453,550 yen.

Price History of Investment Units on the Tokyo Stock Exchange

The following table shows the highest and lowest prices (based on the closing price) of NCI's investment units on the Real Estate Investment Trust Section of the Tokyo Stock Exchange for each fiscal period.

(in yen)

Fiscal Period Settlement of Accounts	First (Note 1) August 2006	Second February 2007
Highest	-	670,000
Lowest	-	461,000
Price at Beginning of the Fiscal Period (Note 2)	-	472,000
Price at End of the Fiscal Period (Note 2)	-	604,000

(Note 1) NCI listed its investment units on the Real Estate Investment Trust Section of the Tokyo Stock Exchange on September 26, 2006. There are no figures to report since NCI had not yet listed its investment units as of August 31, 2006.

(Note 2) The price at the beginning of the fiscal period and the price at the end of the fiscal period show the closing prices on the first date of the fiscal period and the last date of the fiscal period, respectively. However, for the second fiscal period, the price at beginning of the fiscal period shown is the closing price on the date of listing (September 26, 2006).

4. Distribution Performance

(in yen)

Fiscal Period	First	Second
Calendar Period	February 22, 2006 – August 31, 2006	September 1, 2006 – February 28, 2007
Total unappropriated income at end of the fiscal period/ Total unappropriated loss at end of the fiscal period (-)	-9,912,436	2,460,319,770
Accumulated earnings	-9,912,436	90,570
Total cash distribution (Distribution per investment unit)	– (–)	2,460,229,200 (9,558)
Of which, total distribution of earnings (Distribution of earnings per investment unit)	– (–)	2,460,229,200 (9,558)
Of which, total capital reimbursement (Capital reimbursement per investment unit)	– (–)	– (–)

In principle, NCI intends to distribute to unitholders whatever amount it determines to be in excess of 90% of its distributable income as defined in Article 67-15 of the Special Taxation Measures Law (*Sozei Tokubetsu Sochi Hou*). NCI decided to distribute the entire distributable income, excluding any fractional portion of the amount per

investment unit that is less than 1 yen, in the second fiscal period. Accordingly, total cash distributions amounted to 2,460,229,200 yen and distributions per investment unit amounted to 9,558 yen.

5. Future Management Policy and Key Topics

A. Management Environment

The recovery, development and expansion of the Japanese economy in the second fiscal period are expected to continue into the subsequent fiscal period as well. In light of this, NCI anticipates an increase in rental rates and land prices reflecting greater tenant needs and an expansion in consumption within the three largest metropolitan areas as well as other metropolitan areas (particularly in the central areas of such metropolitan areas). Accordingly, NCI intends to focus its investment activity primarily on office and retail properties located in such central areas.

Moreover, to secure stable income while diversifying its risk exposure, NCI also intends to invest in some retail properties located in suburban areas that are connected by major public transportation or main roads to the central areas. Retail properties located in such suburban areas include (i) shopping malls and other multi-tenant properties that are expected to offer stable rental revenue and growth potential (hereafter, "Suburban Multi-Tenant Retail Properties") and (ii) shopping malls and other single-tenant properties with one anchor tenant (*e.g.*, large supermarkets) that are expected to offer stable revenue through fixed rental rates on a long-term basis (hereafter, "Suburban Single-Tenant Retail Properties").

B. Future Management Policy and Challenges

(1) Management Strategy

The vacancy rates at office properties in the Tokyo business district (*i.e.*, areas covering the Chiyoda, Chuo, Minato, Shinjuku and Shibuya wards) have been decreasing since 2003 as corporate performance, especially that of listed companies, has rapidly improved. As of February 2007, the vacancy rates of office properties in the Tokyo business district hovered at a level between 2.5% and 3.0%. The average rental rates for new tenants of office properties have also been increasing since 2005.

In addition, the average rental rates for new tenants in the Osaka business district (*i.e.*, the Umeda, Minami Morimachi, Yodoyabashi/Honmachi, Senba, Shinsaibashi/Namba and Shin-Osaka areas) and the Nagoya business district (*i.e.*, the Nagoya Station, Fushimi, Sakae and Marunouchi areas) appear to have bottomed out and have begun to show signs of improvement. Vacancy rates also continue to decrease in these areas. NCI will accurately analyze these market trends and apply such information to improve the occupancy rates of office properties, amend lease agreements to adjust rental rates to the then current market standards, and advertise and select new tenants promptly and appropriately when vacancies occur.

(2) Investment Strategy

NCI has identified zones in the urban areas of Tokyo, Osaka and Nagoya where NCI intends to focus its office investment activity. These zones have been identified by NCI as areas having the highest concentrations of office properties.

In establishing these zones, NCI considered numerous factors, including its assessment of an area's transportation infrastructure, growth potential and tenant trends. Within a zone, NCI intends to invest in office properties that it believes to have a competitive advantage over other office properties located in such zone, based on factors such as size, location and building quality.

Backed by the recovery, development and expansion of the Japanese economy mentioned above, the real estate investment market is thriving and the market for the three largest metropolitan areas, including the Tokyo metropolitan area, as well as other metropolitan areas of Japan (particularly the central areas of such metropolitan areas that are NCI's principal areas of investment), including the three major metropolitan areas, are overheating.

Moreover, NCI seeks to maximize the value of its investment units by securing stable earnings over the medium- to long-term and steadily increasing its portfolio size without being vulnerable to temporary market conditions. For this purpose, NCI is dedicated to securing blue-chip properties by optimally capitalizing on the support of its sponsor and support line agreement partner, PMC, as well as the PMC Group, and is also committed to acquiring properties that are still under development by the PMC Group.

(3) Financial Strategy

To further expand its portfolio, NCI is striving to secure additional sources of funding on the one hand and striving to achieve a balance in such areas as long and short loan terms, fixed and variable interest rates and sources of funding on the other, while also working to minimize the overall cost of funding.

As a means to prepare and address the risks of rising interest rates and refinancing, NCI has improved its creditworthiness by obtaining issuer ratings. As such, NCI will increase the ratio of long-term fixed borrowings (including hedges through the purchase of interest rate caps, etc.) and aim to diversify repayment dates and sources of funding, while also considering the issuance of investment corporation bonds.

6. Significant Events Occurred Subsequent to the Settlement of Accounts

The following are significant events involving NCI that have occurred after the settlement of accounts.

A. Acquisition of Assets

NCI decided to acquire the following Specified Asset* on April 16, 2007. As of today, NCI has completed the acquisition of this Specified Asset. The following is a summary of said Specified Asset.

Property No.	Property Name	Acquisition Price (in thousands of yen) (Note 1)	Location (Note 2)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Office B-4	Esaka Toyo Building	14,500,000	Suita city, Osaka	Trust beneficial interest in real estate	Office property	April 17, 2007	April 17, 2007

(Note 1) "Acquisition Price" indicates the purchase price excluding consumption tax, local consumption tax, fixed property tax, city planning tax and other acquisition costs.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

In addition, NCI decided to acquire the following Specified Asset on April 17, 2007. The following is a summary of the said Specified Asset.

Property No.	Property Name	Acquisition Price (in thousands of yen) (Note 1)	Location (Note 2)	Asset Type	Usage	Date of Purchase Agreement	Scheduled Acquisition Date
Office A-25	Kawasaki East One Building	15,100,000	Kawasaki city, Kanagawa	Real estate	Office property	April 20, 2007	On a date no later than June 15, 2007 separately agreed to by both the seller and buyer

(Note 1) "Acquisition Price" indicates the purchase price excluding consumption tax, local consumption tax, fixed property tax, city planning tax and other acquisition costs.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

* Translator's note: The term "Specified Assets" used herein means an asset that is set forth in Article 2, Paragraph 1 of the ITL.

B. Procurement of Capital

NCI borrowed funds as follows on March 30, 2007 to partially fund future acquisitions of real estate or trust beneficial interest in real estate as well as to pay the expenses associated with such acquisitions.

The borrowing is made under a syndicated loan arrangement, with Sumitomo Mitsui Banking Corporation as the arranger and, through the formation of a syndicate, Sumitomo Mitsui Banking Corporation is scheduled to assign loan obligations to several financial institutions.

(1) Term Loan F (Tranche A; term: 5 years)

Lender:	Sumitomo Mitsui Banking Corporation
Loan amount:	5,000,000 thousand yen
Interest rate:	JBA 3-month TIBOR + 0.5% The rate applicable for the period between March 30, 2007 and June 29, 2007 is 1.17545%.
Drawdown date:	March 30, 2007
Repayment date:	March 30, 2012
Collateral:	Unsecured
Guarantee:	Non-guaranteed

(2) Term Loan F (Tranche B; term: 5 years)

Lender:	Daido Life Insurance Company
Loan amount:	2,000,000 thousand yen
Interest rate:	1.87% (5-year yen interest rate swap + 0.5%)
Drawdown date:	March 30, 2007
Repayment date:	March 30, 2012
Collateral:	Unsecured
Guarantee:	Non-guaranteed

The funds borrowed under (1) and (2) above were used to partially fund the acquisition of the trust beneficial interest in real estate as well as to pay the expenses associated with such acquisition as outlined in A. above.

In addition, on March 30, 2007, NCI also entered into an agreement on a commitment line of up to 15,000,000 thousand yen to further improve its financial stability and credit standing, and to minimize NCI's overall financing costs by securing flexible and stable financing means, for example, for the repayment of existing borrowings.

Furthermore, the relevant commitment line agreement is of a syndicate type, with Sumitomo Mitsui Banking Corporation as the arranger, and several financial institutions are expected to participate therein.
As of April 25, 2007, no funds have been drawn on the relevant commitment line agreement.

(3) Commitment Line Agreement

Participating financial institution:	Sumitomo Mitsui Banking Corporation (on the basis of acceptance of the entire amount)
Line of credit:	15,000,000 thousand yen
Commitment term:	March 30, 2007 to June 30, 2008 (1 year and 3 months)
Principal repayment method:	Lump-sum repayment on the principal repayment date
Collateral/Guarantee:	Unsecured and non-guaranteed

C. Issuance of Investment Corporation Bonds

NCI decided on April 6, 2007 to issue investment corporation bonds as follows with the intent to allocate funds to the acquisition of Specified Assets and to the repayment of borrowings. NCI received payment for the issuance of investment corporation bonds on April 13, 2007.

[ENGLISH TRANSLATION]

(1) Nippon Commercial Investment Corporation First Series Unsecured Investment Corporation Bonds (term: 3 years)

Total amount of bonds:	10,000,000 thousand yen
Denomination of each bond:	100,000 thousand yen
Interest rate:	1.52% per annum
Issue price:	100 yen per par value of 100 yen for each investment corporation bond
Redemption price:	100 yen per par value of 100 yen for each investment corporation bond
Offering method:	Private placement Ranking pari passu among the investment corporation bonds Private placement to less than 50 investors and with restrictions on splits and with resale limited to qualified institutional investors
Offering date:	April 6, 2007
Payment date:	April 13, 2007
Redemption date:	April 13, 2010
Interest payment dates:	The first payment shall be on October 13, 2007 and the ensuing payments shall be made on April 13 and October 13 of every year thereafter
Financial covenant:	Contains a negative pledge
Acquired ratings:	A (Rating and Investment Information, Inc.) A3 (Moody's Investors Service, Inc.)
Collateral/Guarantee:	No secured mortgage or guarantee is on the bond and no assets are reserved as security specifically for the bond
Fiscal, issuing and paying agent:	Mizuho Corporate Bank, Ltd.
Underwriter:	JPMorgan Securities Japan Co., Limited and Daiwa Securities SMBC Co. Ltd.
Use of funds:	Acquisition of Specified Assets and repayment of borrowings

(2) Nippon Commercial Investment Corporation Second Series Unsecured Investment Corporation Bonds (term: 5 years)

Total amount of bonds:	17,000,000 thousand yen
Denomination of each bond:	100,000 thousand yen
Interest rate:	1.96% per annum
Issue price:	100 yen per par value of 100 yen for each investment corporation bond
Redemption price:	100 yen per par value of 100 yen for each investment corporation bond
Offering method:	Private placement Ranking pari passu among the investment corporation bonds Private placement to less than 50 investors and with restriction on splits and with resale limited to qualified institutional investors
Offering date:	April 6, 2007
Payment date:	April 13, 2007
Redemption date:	April 13, 2012
Interest payment dates:	The first payment shall be on October 13, 2007 and the ensuing payments shall be made on April 13 and October 13 of every year thereafter
Financial covenant:	Contains a negative pledge
Acquired ratings:	A (Rating and Investment Information, Inc.) A3 (Moody's Investors Service, Inc.)
Collateral/Guarantee:	No secured mortgage or guarantee is on the bond and no assets are reserved as security specifically for the bond
Fiscal, issuing and paying agent:	Mizuho Corporate Bank, Ltd.
Underwriter:	JPMorgan Securities Japan Co., Limited and Daiwa Securities SMBC Co. Ltd.
Use of funds:	Acquisition of Specified Assets and repayment of borrowings

Additional Information: Change of Name of Portfolio Assets

(1) Change to "Pacific Marks" Brand

In pursuit of greater superiority of portfolio assets in the office rental market, NCI decided to introduce the "Pacific Marks" brand for the names of properties that are higher in quality in terms of size, location, facilities, etc. To maximize returns for unitholders, NCI seeks to promote the NCI brand in the office rental market as well as enhance its competitiveness in soliciting tenants, etc. by changing the property names to include the "Pacific Marks" brand name.

As of April 25, 2007, the names of the following properties were changed to include the "Pacific Marks" brand name.

[ENGLISH TRANSLATION]

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Former Name	
Office A-6	Pacific Marks Yokohama East	Yokohama Twin Building	April 1, 2007
Office A-12	Pacific Marks Akasaka-mitsuke	Nichijukin Akasaka Building	
Office A-16	Pacific Marks Shin-Yokohama	Shin-Yokohama Benex S-1	
Office B-2	Pacific Marks Higobashi	Higobashi TS Building	
Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo Excellent Building	

(2) Change to Exclude the Name of Prior Titleholder, Brand, etc.

In relation to portfolio assets that included the name, brand, etc., of prior titleholders, NCI changed the property names in succession after carefully studying the individual features, etc., of each property. By changing the names of properties that included the name, brand, etc., of prior titleholders, NCI aims to eliminate the image, etc., of the prior titleholder in the office rental market.

As of April 25, 2007, the following property names that included the name, brand, etc., of prior titleholders were changed.

Property No.	Name of Portfolio Asset		Date of Change
	New Name	Former Name	
Office A-9	Akasaka Hikawa Building	Shuwa Akasaka 6chome Building	April 1, 2007
Office A-19	Iwamotocho 163 Building	Shuwa Dai-3 Iwamotocho Building	
Office C-2	Shin-Sapporo Center Building	Chiyoda Seimei Shin-Sapporo Building	

II. Overview of NCI

1. Overview of Capital

Item	First Fiscal Period (As of August 31, 2006)	Second Fiscal Period (As of February 28, 2007)
Total number of investment units authorized	2,000,000 units	2,000,000 units
Total number of investment units issued and outstanding	200 units	257,400 units
Unitholders' capital	100,000,000 yen	116,753,060,000 yen
Number of unitholders	1 person	11,369 persons

2. Matters related to Investment Units

Principal unitholders as of February 28, 2007 were as follows.

Name	Number of Investment Units Held (units)	Percentage to Total Investment Units Issued and Outstanding (%)
NikkoCiti Trust and Banking Corporation (Investment Trust Account)	17,205	6.68
Japan Trustee Services Bank, Ltd. (Trust Account)	14,891	5.78
The Master Trust Bank of Japan, Ltd. (Trust Account)	14,339	5.57
Pacific Management Corporation	12,400	4.81

[ENGLISH TRANSLATION]

Name	Number of Investment Units Held (units)	Percentage to Total Investment Units Issued and Outstanding (%)
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	9,171	3.56
The Chase Manhattan Bank, N.A. London SL Omnibus Account	6,699	2.60
Luxembourg Offshore Jasdick Lending Account	5,543	2.15
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	5,152	2.00
Resona Bank, Limited.	4,430	1.72
Mellon Bank ABN Amro Global Custody NV	4,276	1.66
Total	94,106	36.56

(Note) The percentage of the number of investment units held by a unitholder to total investment units issued and outstanding is rounded down to the nearest two decimal places.

3. Matters related to Directors

The names of directors, etc., as of February 28, 2007 are as follows.

Title	Name	Other Primary Duties	Total Compensation of Each Director During This Fiscal Period (in thousands of yen)
Executive Director	Tomohiro Makino	Chief Executive Officer and President, Pacific Commercial Investment Corporation	1,800
Supervisory Director	Hiroshi Nemoto	Representative Partner, Clifix Certified Public Tax Accountants' Corporation	1,200
Supervisory Director	Tsutomu Kuribayashi	Partner, Kuribayashi Sogo Law Office	
Independent Auditors	KPMG AZSA & Co.	—	30,150

(Note 1) Tomohiro Makino serves concurrently as the chief executive officer and president of Pacific Commercial Investment Corporation, NCI's asset manager, and as executive director of NCI. The approval of the Commissioner of the Financial Services Agency for concurrently holding these positions was obtained on February 17, 2006 pursuant to Article 13 of the ITL. The supervisory directors may also be directors of corporations other than those listed above, but none of the said companies are related to NCI.

(Note 2) Neither the executive or supervisory directors own investment units of NCI in their own name or the name of another.

(Note 3) The total compensation for the Independent Auditors also includes engagements other than those under Article 2, Paragraph 1 of the Certified Public Accountants Law (Agreed-upon procedures engagement, etc.).

4. Asset Manager, Custodian and General Administrators

The following are the asset manager, custodian and general administrators as of February 28, 2007.

Outsourced Responsibility	Name
Asset manager	Pacific Commercial Investment Corporation
Custodian	The Sumitomo Trust & Banking Co., Ltd.
General administrator (accounting matters)	Heiseikaikeisha Tax Co.
General administrator (transfer agent)	Mitsubishi UFJ Trust and Banking Corporation
General administrator (administrative matters relating to administration of NCI)	Mitsubishi UFJ Trust and Banking Corporation

III. Portfolio Assets of NCI

The following summarizes NCI's portfolio assets as of February 28, 2007.

1. Composition of NCI Properties

Area (Note 1)	Usage (Note 1)	Investment Target Geographic Region/ Type (Note 1)	Property No.	Property Name	Total Amount Owned (in thousands of yen) (Note 2)	Ratio to Total Assets (%) (Note 3)
Central Area	Office Properties	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	18,837,473	8.0
			Office A-2	Korakuen Shinjuku Building	15,700,462	6.7

[ENGLISH TRANSLATION]

Area (Note 1)	Usage (Note 1)	Investment Target Geographic Region/ Type (Note 1)	Property No.	Property Name	Total Amount Owned (in thousands of yen) (Note 2)	Ratio to Total Assets (%) (Note 3)
			Office A-3	Dai-ichi Tsukiji Building	11,540,275	4.9
			Office A-4	Pacific Square Tsukishima	8,185,989	3.5
			Office A-5	Pacific City Nishi-Shinjuku	7,976,703	3.4
			Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 4)	7,151,853	3.1
			Office A-7	Business Court Shin-Urayasu	4,752,532	2.0
			Office A-8	Asahi Seimei Ohmori Building	3,953,897	1.7
			Office A-9	Akasaka Hikawa Building (formerly, Shuwa Akasaka 6chome Building) (Note 4)	3,526,961	1.5
			Office A-10	Jinnan Flag Tower	3,172,117	1.4
			Office A-11	Nissin Nihonbashi Building	2,655,387	1.1
			Office A-12	Pacific Marks Akasaka-mitsuke (formerly, Nichijukin Akasaka Building) (Note 4)	2,487,824	1.1
			Office A-13	Urban Square Yaesu Building	2,236,355	1.0
			Office A-14	Pacific City Hamamatsucho	1,805,320	0.8
			Office A-15	Yokohama Aioicho Building	1,757,539	0.7
			Office A-16	Pacific Marks Shin-Yokohama (formerly, Shin-Yokohama Benex S-1) (Note 4)	1,705,604	0.7
			Office A-17	Pearl Iidabashi Building	1,616,445	0.7
			Office A-18	Gotanda Metallion Building	1,312,530	0.6
			Office A-19	Iwamotocho 163 Building (formerly, Shuwa Dai-3 Iwamotocho Building) (Note 4)	1,155,969	0.5
			Office A-20	Maruishi Shinbashi Building	1,173,253	0.5
			Office A-21	TS Hodogaya Building	1,144,492	0.5
			Office A-22	Shinkawa M Building	3,673,519	1.6
			Office A-23	Uchikanda Central Building	2,147,495	0.9
			Office A-24	Mejiro Toyo Building	2,091,556	0.9
		Office A Sub-Total			111,761,561	47.7
		Urban Area of Osaka and Urban Area of Nagoya	Office B-1	Snow Crystal Building	8,991,916	3.8
			Office B-2	Pacific Marks Higobashi (formerly, Higobashi TS Building) (Note 4)	5,824,694	2.5
			Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	5,388,720	2.3
		Office B Sub-Total			20,205,330	8.6
		Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo (formerly, Sapporo Excellent Building) (Note 4)	2,267,588	1.0
			Office C-2	Shin-Sapporo Center Building (formerly, Chiyoda Seimei Shin-Sapporo Building) (Note 4)	1,245,678	0.5
		Office C Sub-Total			3,513,267	1.5
	Office Properties Sub-Total				135,480,159	57.8
	Retail Properties	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	33,070,793	14.1
			Retail A-2	Shinsaibashi OPA Kireikan	3,641,846	1.6
			Retail A-3	PACIFIQUE Tenjin	3,732,762	1.6
			Retail A-4	Albore Tenjin	1,462,789	0.6
			Retail A-5	Tenjin Yoshida Building	1,167,143	0.5
			Retail A-6	FLEG Jingumae	2,633,754	1.1
		Retail A Sub-Total			45,709,089	19.5
Central Area Sub-Total					181,189,249	77.3
Suburban Area	Retail Properties	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	15,649,301	6.7
			Retail B-2	Bellfa Uji	3,294,745	1.4
		Retail B Sub-Total			18,944,046	8.1
		Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	8,227,096	3.5
		Retail C Sub-Total			8,227,096	3.5
	Retail Properties Sub-Total				72,880,232	31.1
Suburban Area Sub-Total					27,171,142	11.6
Deposits and Other Assets					26,000,463	11.1
Total Portfolio					234,360,855	100.0

(Note 1) Classified according to the investment policy of NCI.

(Note 2) "Total Amount Owned" indicates the amount recorded on the balance sheet as of February 28, 2007 (the book value after depreciation in the case of real estate).

(Note 3) "Ratio to Total Assets" indicates the ratio of the total owned amount of the applicable asset to the total amount of assets (rounded to one decimal place).

(Note 4) The names of portfolio assets were changed, effective April 1, 2007. Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

2. Principal Assets Owned

Property No.	Property Name	Book Value (in thousands of yen) (Note 2)	Leasable Floor Space (m^2) (Note 3)	Leased Floor Space (m^2) (Note 4)	Occupancy Rate at End of Fiscal Period (%) (Note 5)	Ratio to Gross Rental Revenue (%) (Note 6)	Primary Usage
Retail A-1	Shinsaibashi OPA Honkan	33,070,793	27,025.42	27,025.42	100.0	10.2	Retail property
Office A-1	Hitachi High-Tech Building	18,837,473	15,781.64	15,781.64	100.0	6.3	Office property
Office A-2	Korakuen Shinjuku Building	15,700,462	11,575.22	11,575.22	100.0	6.3	Office property
Retail B-1	Mallage Kashiwa	15,649,301	34,552.22	34,227.73	99.1	12.2	Retail property
Office A-3	Dai-ichi Tsukiji Building	11,540,275	5,971.45	5,971.45	100.0	4.2	Office property
Office B-1	Snow Crystal Building	8,991,916	11,028.41	10,059.80	91.2	5.2	Office property
Retail C-1	Ito-Yokado Owariasahi	8,227,096	54,606.34	54,606.34	100.0	3.9	Retail property
Office A-4	Pacific Square Tsukishima	8,185,989	9,336.27	9,336.27	100.0	4.3	Office property
Office A-5	Pacific City Nishi-Shinjuku	7,976,703	6,075.76	5,940.78	97.8	4.2	Office property
Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 1)	7,151,853	10,997.74	10,046.09	91.3	4.5	Office property
	Total	135,331,865	186,950.47	184,570.74	98.7	61.1	

(Note 1) The names of portfolio assets were changed, effective April 1, 2007. Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

(Note 2) Each amount under "Book Value" is rounded down to the nearest thousand yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 3) "Leasable Floor Space" indicates the floor space of the portion acquired by NCI within each real estate held in trust or real estate held directly by NCI.

(Note 4) "Leased Floor Space" indicates the portion of the leasable floor space for which a lease agreement has been concluded with an end-tenant. As a general rule, the floor space that is leased is indicated to be the floor space set forth in the applicable lease agreement. For real estate held in trust, this refers to the lease agreement between the trustee or master lessee and the end-tenant. For real estate held directly by NCI, this refers to the lease agreement between NCI or master lessee and the end-tenant. However, in the case of lease agreements that were entered into in tsubo values upon signing, the leased floor space indicated is the value arrived at after the relevant tsubo value for the floor space set forth in the applicable lease agreement is divided by 0.3025 and then rounded to two decimal places.

(Note 5) "Occupancy Rate" indicates the value arrived at when the result of dividing the leased floor space by the leasable floor space is expressed as a percentage and rounded to one decimal place.

(Note 6) "Ratio to Gross Rental Revenue" indicates the ratio of the rental revenue from the applicable asset to the gross amount of rental revenue (rounded to one decimal place).

3. Itemization of Real Estate and Other Assets

As of February 28, 2007, the itemization of NCI's portfolio assets is as follows.

Property No.	Property Name	Location	Form of Ownership	Appraisal Price at the End of the Fiscal Period (in thousands of yen) (Note 2)
Office A-1	Hitachi High-Tech Building	1-24-14 Nishi-Shinbashi, Minato-ku, Tokyo	Trust beneficial interest in real estate	17,200,000
Office A-2	Korakuen Shinjuku Building	4-15-7 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficial interest in real estate	15,380,000
Office A-3	Dai-ichi Tsukiji Building	3-3-8 Irifune, Chuo-ku, Tokyo	Trust beneficial interest in real estate	11,200,000
Office A-4	Pacific Square Tsukishima	1-15-7 Tsukishima, Chuo-ku, Tokyo	Real estate	9,090,000
Office A-5	Pacific City Nishi-Shinjuku	3-2-7 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficial interest in real estate	9,040,000
Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 1)	3-4 Sakae-cho, Kanagawa-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	8,060,000

[ENGLISH TRANSLATION]

Property No.	Property Name	Location	Form of Ownership	Appraisal Price at the End of the Fiscal Period (in thousands of yen) (Note 2)
Office A-7	Business Court Shin-Urayasu	1-9-2 Mihama, Urayasu-shi, Chiba	Trust beneficial interest in real estate	5,890,000
Office A-8	Asahi Seimei Ohmori Building	1-1-10 Ohmori-Kita, Ota-ku, Tokyo	Trust beneficial interest in real estate	4,030,000
Office A-9	Akasaka Hikawa Building (formerly, Shuwa Akasaka 6chome Building) (Note 1)	6-18-3 Akasaka, Minato-ku, Tokyo	Trust beneficial interest in real estate	3,420,000
Office A-10	Jinnan Flag Tower	1-6-3 Jinnan, Shibuya-ku, Tokyo	Trust beneficial interest in real estate	3,130,000
Office A-11	Nissin Nihonbashi Building	10-18 Tomizawa-cho, Nihonbashi, Chuo-ku, Tokyo	Trust beneficial interest in real estate	2,570,000
Office A-12	Pacific Marks Akasaka-mitsuke (formerly, Nichijukin Akasaka Building) (Note 1)	3-20-6 Akasaka, Minato-ku, Tokyo	Real estate	2,690,000
Office A-13	Urban Square Yaesu Building	2-4-13 Yaesu, Chuo-ku, Tokyo	Real estate	2,580,000
Office A-14	Pacific City Hamamatsucho	1-10-11 Hamamatsu-cho, Minato-ku, Tokyo	Trust beneficial interest in real estate	1,890,000
Office A-15	Yokohama Aioicho Building	6-104-2 Aioi-cho, Naka-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	1,730,000
Office A-16	Pacific Marks Shin-Yokohama (formerly, Shin-Yokohama Benex S-1) (Note 1)	3-18-20 Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	1,930,000
Office A-17	Pearl Iidabashi Building	4-5-11 Iidabashi, Chiyoda-ku, Tokyo	Trust beneficial interest in real estate	1,790,000
Office A-18	Gotanda Metallion Building	5-21-15 Higashi-Gotanda, Shinagawa-ku, Tokyo	Trust beneficial interest in real estate	1,730,000
Office A-19	Iwamotocho 163 Building (formerly, Shuwa Dai-3 Iwamotocho Building) (Note 1)	1-6-3 Iwamotocho, Chiyoda-ku, Tokyo	Trust beneficial interest in real estate	1,180,000
Office A-20	Maruishi Shinbashi Building	5-7-12 Shinbashi, Minato-ku, Tokyo	Trust beneficial interest in real estate	1,230,000
Office A-21	TS Hodogaya Building	15-3 Iwai-cho, Hodogaya-ku, Yokohama-shi, Kanagawa	Trust beneficial interest in real estate	1,180,000
Office A-22	Shinkawa M Building	1-5-17 Shinkawa, Chuo-ku, Tokyo	Trust beneficial interest in real estate	3,740,000
Office A-23	Uchikanda Central Building	2-12-6 Uchikanda, Chiyoda-ku, Tokyo	Trust beneficial interest in real estate	2,350,000
Office A-24	Mejiro Toyo Building	3-14-3 Mejiro, Toshima-ku, Tokyo	Trust beneficial interest in real estate	2,200,000
Office B-1	Snow Crystal Building	2-6-13 Umeda, Kita-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	10,100,000
Office B-2	Pacific Marks Higobashi (formerly, Higobashi TS Building) (Note 1)	1-10-8 Edobori, Nishi-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	6,012,000
Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	1-6-5 Nishiki, Naka-ku, Nagoya-shi, Aichi	Trust beneficial interest in real estate	5,240,000
Office C-1	Pacific Marks Sapporo Kita-ichijo (formerly, Sapporo Excellent Building) (Note 1)	7-4-4 Kita Ichi-jo Nishi, Chuo-ku, Sapporo-shi, Hokkaido	Trust beneficial interest in real estate	2,400,000
Office C-2	Shin-Sapporo Center Building (formerly, Chiyoda Seimei Shin-Sapporo Building) (Note 1)	6-2-15 Atsubetsu Chuo Ichi-jo, Atsubetsu-ku, Sapporo-shi, Hokkaido	Trust beneficial interest in real estate	1,250,000
Retail A-1	Shinsaibashi OPA Honkan	1-4-3 Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	31,900,000
Retail A-2	Shinsaibashi OPA Kireikan	1-9-2 Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka	Trust beneficial interest in real estate	3,500,000
Retail A-3	PACIFIQUE Tenjin	2-4-11 Tenjin, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest in real estate	4,280,000
Retail A-4	Albore Tenjin	2-6-24 Tenjin, Chuo-ku, Fukuoka-shi, Fukuoka	Real estate	1,320,000
Retail A-5	Tenjin Yoshida Building	2-1-53 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficial interest in real estate	1,180,000
Retail A-6	FLEG Jingumae	5-27-7 Jingumae, Shibuya-ku, Tokyo	Trust beneficial interest in real estate	2,530,000

[ENGLISH TRANSLATION]

Property No.	Property Name	Location	Form of Ownership	Appraisal Price at the End of the Fiscal Period (in thousands of yen) (Note 2)
Retail B-1	Mallage Kashiwa	2-3-1 Oyamadai, Kashiwa-shi, Chiba	Trust beneficial interest in real estate	14,100,000
Retail B-2	Bellfa Uji	48 Shimizu, Makishima-cho, Uji-shi, Kyoto	Real estate	3,360,000
Retail C-1	Ito-Yokado Owariasahi	116-4 Ishihara, Minami-Harayama-cho, Owariasahi-shi, Aichi	Real estate	8,000,000
Total				210,402,000

(Note 1) The names of portfolio assets were changed, effective April 1, 2007.
Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

(Note 2) Each of the amounts is rounded down to the nearest thousand yen.
Accordingly, the sum of the amounts do not necessarily add up to the total value.

Property No.	Property Name	Second Fiscal Period (September 1, 2006 to February 28, 2007)			
		Total Number of Tenants at End of Fiscal Period (Note 2)	Occupancy Rate at End of Fiscal Period (%)	Rental Revenue During Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (%) (Note 4)
Office A-1	Hitachi High-Tech Building	– (2)	100.0%	353,947	6.3%
Office A-2	Korakuen Shinjuku Building	1 (12)	100.0%	353,663	6.3%
Office A-3	Dai-ichi Tsukiji Building	1 (1)	100.0%	238,056	4.2%
Office A-4	Pacific Square Tsukishima	– (4)	100.0%	240,438	4.3%
Office A-5	Pacific City Nishi-Shinjuku	1 (18)	97.8%	233,375	4.2%
Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 1)	1 (13)	91.3%	250,447	4.5%
Office A-7	Business Court Shin-Urayasu	1 (6)	81.5%	195,468	3.5%
Office A-8	Asahi Seimei Ohmori Building	1 (9)	79.2%	120,824	2.2%
Office A-9	Akasaka Hikawa Building (formerly, Shuwa Akasaka 6chome Building) (Note 1)	1 (1)	100.0%	89,420	1.6%
Office A-10	Jinnan Flag Tower	1 (1)	100.0%	71,866	1.3%
Office A-11	Nissin Nihonbashi Building	1 (7)	100.0%	65,652	1.2%
Office A-12	Pacific Marks Akasaka-mitsuke (formerly, Nichijukin Akasaka Building) (Note 1)	– (7)	100.0%	65,765	1.2%
Office A-13	Urban Square Yaesu Building	1 (10)	100.0%	72,663	1.3%
Office A-14	Pacific City Hamamatsucho	1 (7)	100.0%	52,853	0.9%
Office A-15	Yokohama Aioicho Building	1 (12)	95.2%	62,970	1.1%
Office A-16	Pacific Marks Shin-Yokohama (formerly, Shin-Yokohama Benex S-1) (Note 1)	1 (10)	100.0%	69,827	1.2%
Office A-17	Pearl Iidabashi Building	1 (7)	100.0%	58,190	1.0%
Office A-18	Gotanda Metallion Building	1 (10)	100.0%	52,831	0.9%
Office A-19	Iwamotocho 163 Building (formerly, Shuwa Dai-3 Iwamotocho Building) (Note 1)	1 (4)	100.0%	42,775	0.8%
Office A-20	Maruishi Shinbashi Building	1 (6)	100.0%	33,975	0.6%
Office A-21	TS Hodogaya Building	1 (10)	95.6%	35,100	0.6%
Office A-22	Shinkawa M Building	1 (8)	91.7%	46,958	0.8%
Office A-23	Uchikanda Central Building	1 (9)	100.0%	45,555	0.8%
Office A-24	Mejiro Toyo Building	1 (3)	100.0%	27,602	0.5%
Office B-1	Snow Crystal Building	1 (29)	91.2%	289,547	5.2%

Property No.	Property Name	Second Fiscal Period (September 1, 2006 to February 28, 2007)			
		Total Number of Tenants at End of Fiscal Period (Note 2)	Occupancy Rate at End of Fiscal Period (%)	Rental Revenue During Fiscal Period (in thousands of yen) (Note 3)	Ratio to Gross Rental Revenue (%) (Note 4)
Office B-2	Pacific Marks Higobashi (formerly, Higobashi TS Building) (Note 1)	1 (15)	69.9%	176,811	3.1%
Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	1 (12)	94.0%	136,175	2.4%
Office C-1	Pacific Marks Sapporo Kita-ichijo (formerly, Sapporo Excellent Building) (Note 1)	1 (11)	95.6%	89,323	1.6%
Office C-2	Shin-Sapporo Center Building (formerly, Chiyoda Seimei Shin-Sapporo Building) (Note 1)	1 (17)	92.9%	53,911	1.0%
Retail A-1	Shinsaibashi OPA Honkan	1 (1)	100.0%	570,990	10.2%
Retail A-2	Shinsaibashi OPA Kireikan	1 (1)	100.0%	75,578	1.3%
Retail A-3	PACIFIQUE Tenjin	1 (12)	87.1%	104,817	1.9%
Retail A-4	Albore Tenjin	– (4)	67.5%	30,676	0.5%
Retail A-5	Tenjin Yoshida Building	1 (4)	77.0%	33,652	0.6%
Retail A-6	FLEG Jingumae	– (1)	100.0%	31,045	0.6%
Retail B-1	Mallage Kashiwa	1 (81)	99.1%	685,241	12.2%
Retail B-2	Bellfa Uji	1 (33)	95.9%	240,490	4.3%
Retail C-1	Ito-Yokado Owariasahi	– (1)	100.0%	218,023	3.9%
Total		(399)	96.4%	5,616,518	100.0%

(Note 1) The names of portfolio assets were changed, effective April 1, 2007.
Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

(Note 2) "Total Number of Tenants at End of Fiscal Period" indicates "1" if there is a master lease agreement and "-" if there is no master lease agreement. The number of end-tenants for the applicable property as of February 28, 2007 is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

(Note 3) "Rental Revenue During Fiscal Period" indicates the rental revenue from the applicable real estate, etc. for the second fiscal period (rounded down to the nearest thousand yen).

(Note 4) "Ratio to Gross Rental Revenue" is the ratio of rental revenue from the applicable property to the rental revenue of the entire portfolio (rounded to one decimal place).

(Note 5) NCI commenced asset management, in effect, on September 26, 2006 and did not acquire any assets during the first fiscal period.

4. Table of Contract Amount, etc. and Status of Market Prices of Specified Transactions*

As of February 28, 2007, the contract amount and the status of market prices of NCI's Specified Transactions were as follows.

Table of Contract Amounts, etc. and Status of Market Prices of Specified and Foreign Exchange Transactions (in thousands of yen)

Account	Type	Contract Amounts, etc.		Market Prices
			The portion which, exceeds 1 year	
Transaction other than market transaction	Interest rate cap transaction	30,000,000	30,000,000	138,717
Transaction other than market transaction	Interest rate cap transaction	8,000,000	8,000,000	40,712
Transaction other than market transaction	Interest rate cap transaction	11,500,000	11,500,000	16,929
Transaction other than market transaction	Interest rate cap transaction	5,500,000	5,500,000	6,877
Transaction other than	Interest rate cap	1,500,000	1,500,000	7,228

* Translator's note: The term "Specified Transaction" used herein means a transaction that is set forth in Article 201, Item 1 of the ITL.

Account	Type	Contract Amounts, etc.		Market Prices
			The portion which, exceeds 1 year	
market transaction	transaction			
Transaction other than market transaction	Interest rate cap transaction	2,000,000	2,000,000	10,178
Transaction other than market transaction	Interest rate cap transaction	2,200,000	2,200,000	10,140
Total		60,700,000	60,700,000	230,783

5. Other Assets

As of February 28, 2007, no other major Specified Assets that would be the primary investment targets of NCI have been incorporated into the portfolio.

IV. Capital Expenditures for Owned Real Estate

1. Scheduled Capital Expenditures

Of the amount of capital expenditures expected to arise in connection with repairs, construction, etc. currently planned for real estate, etc. owned as of February 28, 2007, the principal capital expenditures are as follows.

The expected construction cost set forth below includes the portion that will be accounted for separately as a cost from an accounting perspective.

Property No.	Name of Real Estate (Location)	Purpose	Scheduled Implementation Period	Expected Construction Amount (in millions of yen)		
				Total Amount	Amount Paid During Fiscal Period	Amount Already Paid
Office A-1	Hitachi High-Tech Building (Minato ward, Tokyo)	Installation of individual air-conditioning systems	From: March 2007 To: August 2007	185	–	–
Office A-2	Korakuen Shinjuku Building (Shinjuku ward, Tokyo)	Renewal of common area	From: August 2007 To: August 2007	30	–	–
Office A-4	Pacific Square Tsukishima (Chuo ward, Tokyo)	Replacement of hot-water pipes	From: June 2007 To: July 2007	10	10	–
Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note) (Yokohama city, Kanagawa)	Renewal of common area	From: March 2007 To: April 2007	35	35	–
		Renovation of exterior walls	From: July 2007 To: August 2007	24	–	–
Office B-1	Snow Crystal Building (Osaka city, Osaka)	Replacement of integrating meter	From: May 2007 To: May 2007	11	11	–

(Note) The names of portfolio assets were changed, effective April 1, 2007. Please refer to "1. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

2. Capital Expenditures during the Fiscal Period

Of the real estate, etc. owned as of February 28, 2007, the following construction amounts were the relevant capital expenditures that NCI paid during the second fiscal period.

Property No.	Property Name (Location)	Purpose	Implementation Period	Construction Amount Paid (in thousands of yen)
Office A-7	Business Court Shin-Urayasu (Urayasu city, Chiba)	1F partition construction	From: November 2006 To: November 2006	11,189

Property No.	Property Name (Location)	Purpose	Implementation Period	Construction Amount Paid (in thousands of yen)
Office B-2	Pacific Marks Higobashi (formerly, Higobashi TS Building) (Note) (Osaka city, Osaka)	OA floor laying construction	From: February 2007 To: February 2007	12,900
Retail A-1	Shinsaibashi OPA Honkan (Osaka city, Osaka)	North wall signage renovation construction	From: February 2007 To: February 2007	23,462
Other capital expenditures				51,326
Total				98,878

(Note) The name of portfolio assets was changed, effective April 1, 2007.
Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

3. Reserves for Long-term Repair Plans

(in thousands of yen)

Calendar Period	First Fiscal Period From: February 22, 2006 To: August 31, 2006	Second Fiscal Period From: September 1, 2006 To: February 28, 2007
Balance of reserves at end of the previous fiscal period	–	–
Reserves in fiscal period under review	–	105,962
Reversal of reserves in fiscal period under review	–	–
Amount carried forward to next fiscal period	–	105,962

V. Expenses and Liabilities

1. Itemization of Expenses for Management, etc.

(in thousands of yen)

Item		First Fiscal Period From: February 22, 2006 To: August 31, 2006	Second Fiscal Period From: September 1, 2006 To: February 28, 2007
(a)	Asset management fee (Note 1)	-	67,489
(b)	Custodian fee	1,064	11,505
(c)	General administration fee	3,325	39,627
(d)	Directors' compensation	2,500	3,000
(e)	Compensation paid (Note 2)	2,173	33,737
(f)	Independent Auditors' compensation (Note 3)	-	5,600
(g)	Other expenses (expenses related to NCI's operations)	568	40,587
Total		9,632	201,547

(Note 1) In addition to the above, an asset management fee of 1,830,274 thousand yen was paid in the second fiscal period as an acquisition fee for properties that were acquired. A portion of such amount was individually incorporated into the acquisition cost of real estate, etc. of the relevant property.

(Note 2) In addition to the above, 5,000 thousand yen in attorney's fees were incorporated into the organization costs in the first fiscal period and 57,696 thousand yen in attorney's fees related to property acquisitions were individually incorporated in the acquisition cost of real estate, etc. in the second fiscal period.

(Note 3) In addition to the above, there was 20,150 thousand yen in payments to the Independent Auditors that were recorded as expenses in new investment units issuance costs in the second fiscal period.

2. Borrowings

The following summarizes the status of borrowings for each financial institution as of February 28, 2007.

(in thousands of yen)

Account			Drawdown Date	Balance at End of First Fiscal Period	Balance at End of Second Fiscal Period	Average Interest Rate (Note)	Repayment Date	Repayment Method	Use	Remarks
	Name of Loan	Name of Bank								
Short-term loans	Term Loan A	Aozora Bank, Ltd.	September 27, 2006	-	4,000,000	0.84%	September 27, 2007	Lump-sum repayment on repayment date	To fund acquisitions of trust beneficial interest in real estate and real estate, and various expenses associated with such acquisitions	Unsecured and non-guaranteed
		Mizuho Corporate Bank, Ltd.		-	5,000,000					
		Shinsei Bank, Limited		-	5,000,000					
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	10,000,000					
		Mitsubishi UFJ Trust and Banking Corporation		-	10,000,000					
		The Sumitomo Trust and Banking Co., Ltd.		-	2,000,000					
Short-term loans subtotal					36,000,000					
Long-term loans	Term Loan B	Sumitomo Mitsui Banking Corporation	September 27, 2006	-	9,000,000	0.92%	September 27, 2008	Lump-sum repayment on repayment date	To fund acquisitions of trust beneficial interest in real estate and real estate, and various expenses associated with such acquisitions	Unsecured and non-guaranteed
		Aozora Bank, Ltd.		-	4,000,000					
		The Sumitomo Trust and Banking Co., Ltd.		-	3,000,000					
		The 77 Bank, Ltd.		-	1,000,000					
	Term Loan C	Sumitomo Mitsui Banking Corporation	September 27, 2006	-	9,000,000	0.97%	September 27, 2009	Lump-sum repayment on repayment date	To fund acquisitions of trust beneficial interest in real estate and real estate, and various expenses associated with such acquisitions	Unsecured and non-guaranteed
		Aozora Bank, Ltd.		-	4,000,000					
		Mizuho Corporate Bank, Ltd.		-	2,000,000					
		Shinsei Bank, Limited		-	5,000,000					
		The Sumitomo Trust and Banking Co., Ltd.		-	4,000,000					
		Resona Bank, Limited.		-	3,000,000					
		Mitsui Sumitomo Insurance Company, Limited		-	1,000,000					
		The Norinchukin Bank		-	10,000,000					
	Term Loan D	The Chuo Mitsui Trust and Banking Company, Limited	November 29, 2006	-	3,500,000	0.93%	September 27, 2009	Lump-sum repayment on repayment date	To fund acquisitions of trust beneficial interest in real estate and real estate, and various expenses associated with such acquisitions	Unsecured and non-guaranteed
	Term Loan E	The Chuo Mitsui Trust and Banking Company, Limited	December 22, 2006	-	2,200,000	0.97%	September 27, 2009	Lump-sum repayment on repayment date	To fund acquisitions of trust beneficial interest in real estate and real estate, and various expenses associated with such acquisitions	Unsecured and non-guaranteed
Long-term loans subtotal				-	60,700,000					
Total				-	96,700,000					

(Note) "Average Interest Rate" indicates the borrowing interest rate for the respective lending bank (rounded to two decimal places).

3. Investment Corporation Bonds

As of February 28, 2007, no investment corporation bonds have been issued.

Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; C. Issuance of Investment Corporation Bonds" for details.

[ENGLISH TRANSLATION]

VI. Sales and Purchases during the Fiscal Period

1. Sales and Purchases of Real Estate and Asset Related Securities

Property No.	Property Name	Acquisition		Transfer			
		Acquisition Date	Acquisition Value (Note 2) (Note 3) (in thousands of yen)	Transfer Date	Transfer Value (Note 2) (in thousands of yen)	Book Value (Note 2) (in thousands of yen)	Gain (Loss) on Disposal (Note 2) (in thousands of yen)
Office A-1	Hitachi High-Tech Building	September 28, 2006	18,100,000	-	-	-	-
Office A-2	Korakuen Shinjuku Building	September 26, 2006	15,100,000	-	-	-	-
Office A-3	Dai-ichi Tsukiji Building	September 26, 2006	11,100,000	-	-	-	-
Office A-4	Pacific Square Tsukishima	September 28, 2006	8,080,000	-	-	-	-
Office A-5	Pacific City Nishi-Shinjuku	September 28, 2006	7,680,000	-	-	-	-
Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 1)	September 27, 2006	7,110,000	-	-	-	-
Office A-7	Business Court Shin-Urayasu	September 27, 2006	4,700,000	-	-	-	-
Office A-8	Asahi Seimei Ohmori Building	September 28, 2006	3,920,000	-	-	-	-
Office A-9	Akasaka Hikawa Building (formerly, Shuwa Akasaka 6chome Building) (Note 1)	September 26, 2006	3,385,000	-	-	-	-
Office A-10	Jinnan Flag Tower	September 27, 2006	3,050,000	-	-	-	-
Office A-11	Nissin Nihonbashi Building	September 26, 2006	2,550,000	-	-	-	-
Office A-12	Pacific Marks Akasaka-mitsuke (formerly, Nichijukin Akasaka Building) (Note 1)	September 28, 2006	2,450,000	-	-	-	-
Office A-13	Urban Square Yaesu Building	September 28, 2006	2,200,000	-	-	-	-
Office A-14	Pacific City Hamamatsucho	September 28, 2006	1,730,000	-	-	-	-
Office A-15	Yokohama Aioicho Building	September 27, 2006	1,710,000	-	-	-	-
Office A-16	Pacific Marks Shin-Yokohama (formerly, Shin-Yokohama Benex S-1) (Note 1)	September 27, 2006	1,700,000	-	-	-	-
Office A-17	Pearl Iidabashi Building	September 27, 2006	1,600,000	-	-	-	-
Office A-18	Gotanda Metallion Building	September 27, 2006	1,300,000	-	-	-	-
Office A-19	Iwamotocho 163 Building (formerly, Shuwa Dai-3 Iwamotocho Building) (Note 1)	September 26, 2006	1,130,000	-	-	-	-
Office A-20	Maruishi Shinbashi Building	September 27, 2006	1,120,000	-	-	-	-
Office A-21	TS Hodogaya Building	September 27, 2006	1,100,000	-	-	-	-
Office A-22	Shinkawa M Building	November 29, 2006	3,540,000	-	-	-	-
Office A-23	Uchikanda Central Building	November 29, 2006	2,060,000	-	-	-	-
Office A-24	Mejiro Toyo Building	December 22, 2006	2,008,000	-	-	-	-
Office B-1	Snow Crystal Building	September 27, 2006	8,950,000	-	-	-	-
Office B-2	Pacific Marks Higobashi (formerly, Higobashi TS Building) (Note 1)	September 26, 2006	5,573,000	-	-	-	-
Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	September 26, 2006	5,180,000	-	-	-	-

Property No.	Property Name	Acquisition		Transfer			
		Acquisition Date	Acquisition Value (Note 2) (Note 3) (in thousands of yen)	Transfer Date	Transfer Value (Note 2) (in thousands of yen)	Book Value (Note 2) (in thousands of yen)	Gain (Loss) on Disposal (Note 2) (in thousands of yen)
Office C-1	Pacific Marks Sapporo Kita-ichijo (formerly, Sapporo Excellent Building) (Note 1)	September 27, 2006	2,250,000	-	-	-	-
Office C-2	Shin-Sapporo Center Building (formerly, Chiyoda Seimei Shin-Sapporo Building) (Note 1)	September 27, 2006	1,225,000	-	-	-	-
Retail A-1	Shinsaibashi OPA Honkan	September 26, 2006	31,800,000	-	-	-	-
Retail A-2	Shinsaibashi OPA Kireikan	September 26, 2006	3,500,000	-	-	-	-
Retail A-3	PACIFIQUE Tenjin	September 28, 2006	3,700,000	-	-	-	-
Retail A-4	Albore Tenjin	September 28, 2006	1,440,000	-	-	-	-
Retail A-5	Tenjin Yoshida Building	September 27, 2006	1,120,000	-	-	-	-
Retail A-6	FLEG Jingumae	November 16, 2006	2,525,000	-	-	-	-
Retail B-1	Mallage Kashiwa	September 27, 2006	15,100,000	-	-	-	-
Retail B-2	Bellfa Uji	September 27, 2006	3,200,000	-	-	-	-
Retail C-1	Ito-Yokado Owariasahi	September 27, 2006	7,850,000	-	-	-	-
Total			201,836,000		-	-	-

(Note 1) The names of portfolio assets were changed, effective April 1, 2007.
Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

(Note 2) Each of the amounts are rounded down to the nearest thousand yen.
Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 3) "Acquisition Value" indicates the purchase price provided for in the purchase agreement, etc., exclusive of various costs required with the applicable real estate, etc. (brokerage fees, taxes and dues, etc.).

2. Sales and Purchases of Other Assets

The majority of principal assets other than the above real estate and asset related securities are bank deposits and deposits held in trust within trust properties.

3. Verification of Purchase Price of Specified Assets (Note 4)

Asset Type	Property No.	Property Name	Acquisition Date	Acquisition Value (Note 2) (Note 3) (in thousands of yen)	Appraisal Price (Note 2) (in thousands of yen)
Real estate held in trust	Office A-1	Hitachi High-Tech Building	September 28, 2006	18,100,000	17,200,000
Real estate held in trust	Office A-2	Korakuen Shinjuku Building	September 26, 2006	15,100,000	15,100,000
Real estate held in trust	Office A-3	Dai-ichi Tsukiji Building	September 26, 2006	11,100,000	11,100,000
Real estate	Office A-4	Pacific Square Tsukishima	September 28, 2006	8,080,000	8,360,000
Real estate held in trust	Office A-5	Pacific City Nishi-Shinjuku	September 28, 2006	7,680,000	7,680,000
Real estate held in trust	Office A-6	Pacific Marks Yokohama East (formerly, Yokohama Twin Building) (Note 1)	September 27, 2006	7,110,000	7,340,000
Real estate held in trust	Office A-7	Business Court Shin-Urayasu	September 27, 2006	4,700,000	5,180,000

[ENGLISH TRANSLATION]

Asset Type	Property No.	Property Name	Acquisition Date	Acquisition Value (Note 2) (Note 3) (in thousands of yen)	Appraisal Price (Note 2) (in thousands of yen)
Real estate held in trust	Office A-8	Asahi Seimei Ohmori Building	September 28, 2006	3,920,000	3,920,000
Real estate held in trust	Office A-9	Akasaka Hikawa Building (formerly, Shuwa Akasaka 6chome Building) (Note 1)	September 26, 2006	3,385,000	3,385,000
Real estate held in trust	Office A-10	Jinnan Flag Tower	September 27, 2006	3,050,000	3,100,000
Real estate held in trust	Office A-11	Nissin Nihonbashi Building	September 26, 2006	2,550,000	2,550,000
Real estate	Office A-12	Pacific Marks Akasaka-mitsuke (formerly, Nichijukin Akasaka Building) (Note 1)	September 28, 2006	2,450,000	2,670,000
Real estate	Office A-13	Urban Square Yaesu Building	September 28, 2006	2,200,000	2,220,000
Real estate held in trust	Office A-14	Pacific City Hamamatsucho	September 28, 2006	1,730,000	1,730,000
Real estate held in trust	Office A-15	Yokohama Aioicho Building	September 27, 2006	1,710,000	1,720,000
Real estate held in trust	Office A-16	Pacific Marks Shin-Yokohama (formerly, Shin-Yokohama Benex S-1) (Note 1)	September 27, 2006	1,700,000	1,870,000
Real estate held in trust	Office A-17	Pearl Iidabashi Building	September 27, 2006	1,600,000	1,690,000
Real estate held in trust	Office A-18	Gotanda Metallion Building	September 27, 2006	1,300,000	1,430,000
Real estate held in trust	Office A-19	Iwamotocho 163 Building (formerly, Shuwa Dai-3 Iwamotocho Building) (Note 1)	September 26, 2006	1,130,000	1,130,000
Real estate held in trust	Office A-20	Maruishi Shinbashi Building	September 27, 2006	1,120,000	1,140,000
Real estate held in trust	Office A-21	TS Hodogaya Building	September 27, 2006	1,100,000	1,180,000
Real estate held in trust	Office A-22	Shinkawa M Building	November 29, 2006	3,540,000	3,710,000
Real estate held in trust	Office A-23	Uchikanda Central Building	November 29, 2006	2,060,000	2,230,000
Real estate held in trust	Office A-24	Mejiro Toyo Building	December 22, 2006	2,008,000	2,200,000
Real estate held in trust	Office B-1	Snow Crystal Building	September 27, 2006	8,950,000	9,490,000
Real estate held in trust	Office B-2	Pacific Marks Higobashi (formerly, Higobashi TS Building) (Note 1)	September 26, 2006	5,573,000	5,573,000
Real estate held in trust	Office B-3	Nagoya Nishiki Dai-ichi Seimei Building	September 26, 2006	5,180,000	5,182,000
Real estate held in trust	Office C-1	Pacific Marks Sapporo Kita-ichijo (formerly, Sapporo Excellent Building) (Note 1)	September 27, 2006	2,250,000	2,400,000
Real estate held in trust	Office C-2	Shin-Sapporo Center Building (formerly, Chiyoda Seimei Shin-Sapporo Building) (Note 1)	September 27, 2006	1,225,000	1,250,000
Real estate held in trust	Retail A-1	Shinsaibashi OPA Honkan	September 26, 2006	31,800,000	31,900,000
Real estate held in trust	Retail A-2	Shinsaibashi OPA Kireikan	September 26, 2006	3,500,000	3,500,000
Real estate held in trust	Retail A-3	PACIFIQUE Tenjin	September 28, 2006	3,700,000	4,100,000
Real estate	Retail A-4	Albore Tenjin	September 28, 2006	1,440,000	1,500,000

[ENGLISH TRANSLATION]

Asset Type	Property No.	Property Name	Acquisition Date	Acquisition Value (Note 2) (Note 3) (in thousands of yen)	Appraisal Price (Note 2) (in thousands of yen)
Real estate held in trust	Retail A-5	Tenjin Yoshida Building	September 27, 2006	1,120,000	1,180,000
Real estate held in trust	Retail A-6	FLEG Jingumae	November 16, 2006	2,525,000	2,530,000
Real estate held in trust	Retail B-1	Mallage Kashiwa	September 27, 2006	15,100,000	15,100,000
Real estate	Retail B-2	Bellfa Uji	September 27, 2006	3,200,000	3,360,000
Real estate	Retail C-1	Ito-Yokado Owariasahi	September 27, 2006	7,850,000	8,000,000
Total				201,836,000	204,900,000

(Note 1) The names of portfolio assets were changed, effective April 1, 2007.
Please refer to "I. Overview of Asset Management; 6. Significant Events Occurred Subsequent to the Settlement of Accounts; Additional Information: Change of Name of Portfolio Assets" for details.

(Note 2) Each of the amounts are rounded down to the nearest thousand yen.
Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 3) "Acquisition Value" indicates the purchase price provided for in the purchase agreement, etc., exclusive of various costs required with the applicable real estate, etc. (brokerage fees, taxes and dues, etc.).

(Note 4) Appraisal of the price, etc. of the above Specified Assets is conducted by KPMG AZSA & Co. at the time the assets are acquired, in accordance with The Japanese Institute of Certified Public Accountants' Industry Audit Practice Committee Report No. 23 "Appraisal of Price, etc. of Specified Assets by Investment Corporations and Investment Trusts." NCI has received a copy of the report for such concerned appraisal from the asset manager.

Asset Type	Transaction Date	Transaction Partner	Rate Rights Exercised	Amount of Premium Paid (in thousands of yen)	Appraisal Price (in thousands of yen)
Interest rate cap transaction	November 14, 2006	The Sumitomo Trust and Banking Co., Ltd.	1.05%	291,000	283,435
Interest rate cap transaction	November 28, 2006	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.05%	77,600	68,863
Interest rate cap transaction	December 7, 2006	Sumitomo Mitsui Banking Corporation	0.95%	50,025	42,101
Interest rate cap transaction	December 7, 2006	Aozora Bank, Ltd.	0.95%	23,925	20,135
Interest rate cap transaction	December 7, 2006	Sumitomo Mitsui Banking Corporation	1.05%	14,550	14,174
Interest rate cap transaction	December 7, 2006	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.05%	19,400	18,898
Interest rate cap transaction	January 18, 2007	Mitsubishi UFJ Trust and Banking Corporation	1.05%	16,060	13,957
Total				492,560	461,567

(Note 1) Each of the amounts are rounded down to the nearest thousand yen.

(Note 2) Appraisal of the price, etc., of the above Specified Assets is conducted by the certified public accountant Hitoshi Kumagai at the time the assets are acquired, in accordance with The Japanese Institute of Certified Public Accountants' Industry Audit Practice Committee Report No. 23 "Appraisal of Price, etc., of Specified Assets by Investment Corporations and Investment Trusts." NCI has received a copy of the report for such appraisal from the asset manager.

4. Status of Transactions with Related Parties and Major Shareholders

A. Transactions

(in thousands of yen)

Account	Purchase Price, etc.	
	Purchase Price, etc.	Selling Price, etc.
Total Value (Second Fiscal Period)	201,836,000 Purchase price from related parties and major shareholders 94,043,000 (46.5%)	– Selling price to related parties and major shareholders – (–%)
Breakdown of status of transactions with related parties		
Morning Glory Asset Co., Ltd.	20,340,000 (10.0%)	– (–%)

Account	Purchase Price, etc.	
	Purchase Price, etc.	Selling Price, etc.
Fine Building Corporation Y.K.	18,910,000 (9.3%)	– (–%)
Mallage Kashiwa Investment Inc.	15,100,000 (7.4%)	– (–%)
Fine View Corporation Inc.	13,330,000 (6.6%)	– (–%)
Pacific Growth Realty Y.K.	12,730,000 (6.3%)	– (–%)
Sky Line Y.K.	4,068,000 (2.0%)	– (–%)
Andromeda Entity Inc.	3,700,000 (1.8%)	– (–%)
Pacific Commercial Realty Y.K.	3,200,000 (1.5%)	– (–%)
Pacific Properties Investment Inc.	1,440,000 (0.7%)	– (–%)
Sapphire Line Y.K.	1,225,000 (0.6%)	– (–%)

(Note) Of the related parties of the asset manager with which NCI has concluded an asset management agreement as designated in Article 20 of the Enforcement Order of the ITL (*Toushishintaku Oyobi Toushihoujin ni Kansuru Horitsu Shikourei*; Cabinet Order No. 480 of 2000; including amendments thereto) and the major shareholders of the asset manager as defined in Article 9, Paragraph 3 of the said law, those with whom NCI has entered into a transaction during the second fiscal period are Pacific Growth Realty Y.K., Sky Line Y.K., Pacific Commercial Realty Y.K. and Pacific Properties Investment Inc.

B. Amount of Fees Paid

Account	Total Amount of Fees Paid (A) (in thousands of yen)	Breakdown of Status of Transaction with Related Parties and Major Shareholders (Note 1)		Ratio to Total Amount (B) ÷ (A) (Note 3)
		Payee	Amount Paid (B) (in thousands of yen)	
Brokerage fee for the purchase of a trust beneficial interest (Note 2)	4,372,546	Pacific Management Corporation	4,153,830	94.9%
Business consignment expense	33,548	Nippon Commercial Properties Corporation	719	2.1%

(Note 1) Of the related parties of the asset manager with which NCI has concluded an asset management agreement as designated in Article 20 of the Enforcement Order of the ITL (*Toushishintaku Oyobi Toushihoujin ni Kansuru Horitsu Shikourei*; Cabinet Order No. 480 of 2000; including amendments thereto) and the major shareholders of the asset manager as defined in Article 9, Paragraph 3 of the said law, NCI entered into a transaction with Pacific Management Corporation during the second fiscal period.

(Note 2) The brokerage fee for the purchase of a trust beneficial interest paid upon a property acquisition is incorporated in the acquisition cost of the applicable real estate held in trust.

(Note 3) Rounded down to the nearest one decimal place.

5. Transactions with the Asset Manager relating to the Concurrent Businesses of the Asset Manager

Not applicable since NCI's asset manager (Pacific Commercial Investment Corporation) does not conduct any concurrent businesses in securities, real estate brokerage and real estate syndication.

VII. Accounting

1. Assets, Liabilities, Principal, Profits and Losses

Please refer to the attached Balance Sheets, Statements of Operations, Statements of Changes in Net Assets, Notes to Financial Statements.

2. Change in Method for Calculating Depreciation

Not applicable.

3. Change in Real Estate Valuation Method

Not applicable.

VIII. Other

1. Use of Fractions of Monetary Amounts and Ratios

Unless otherwise indicated, this report rounds down figures for monetary amounts and rounds off ratios to the nearest specified unit.

[ENGLISH TRANSLATION]

2. Notice

The following table summarizes the primary contracts entered into or amended in the second fiscal period that were approved by NCI's board of directors.

Date of Meeting of the Board of Directors	Approved/Resolved Item	Description of Approved/Resolved Item
September 1, 2006	Entering into the Memorandum of Understanding on Amendments to the Audit Contract	The audit contract entered into with NCI's Independent Auditors KPMG AZSA & Co. dated July 20, 2006 was amended to include the decision on the amount of compensation, which had not been provided in the contract, and to alter some of the wording.
September 19, 2006	Entering into the New Investment Units Purchase and Underwriting Agreement	In regard to the issuance of new investment units that was approved at a meeting of the board of directors held on August 21, 2006, the decision was made to enter into new investment units underwriting agreements with each of Daiwa Securities SMBC Co. Ltd., Morgan Stanley Japan Securities Co., Ltd. and three other firms (Note) for the underwriting in Japan and with each of Morgan Stanley & Co. International Limited and Daiwa Securities SMBC Europe Limited for the underwriting outside of Japan.
November 14, 2006	Entering into the Statement on Mutual Agreement in Relation to the Asset Management Agreement	With respect to the compensation for which the maximum rate had been set in the asset management agreement dated February 22, 2006 entered into with NCI's asset manager, Pacific Commercial Investment Corporation, the decision was made to enter into a statement of mutual agreement in relation to the amount of compensation (asset management fee and acquisition fee) for the period between September 1, 2006 and November 30, 2006.
November 28, 2006	Entering into the Audit Contract	The decision was made to enter into an audit contract applicable to the second fiscal period (fiscal period ended February 2007) with NCI's Independent Auditors KPMG AZSA & Co.
November 28, 2006	Entering into the Statement of Mutual Agreement in Relation to the Asset Management Agreement	The decision was made to enter into a statement of mutual agreement with NCI's asset manager, Pacific Commercial Investment Corporation, in relation to the amount of compensation (asset management fee) for the period between December 1, 2006 and February 28, 2007.
February 23, 2007	Entering into the Memorandum of Understanding on Amendments to Part of the General Administration Agreement for Accounting Matters	The decision was made to enter into a memorandum of understanding with NCI's general administrator for accounting matters, Heiseikaikeisha Tax Co., concerning the amount of compensation to be paid for preparing real estate acquisition tax returns, which had not been provided in the general administration agreement for accounting matters, dated February 22, 2006.

(Note) Mitsubishi UFJ Securities Co., Ltd., Shinko Securities Co., Ltd. and Tokai Tokyo Securities Co., Ltd.

EXHIBIT III.1

[ENGLISH TRANSLATION]

Semiannual Financial Report

Nippon Commercial Investment Corporation

2nd Fiscal Period

(September 1, 2006 – February 28, 2007)

4/F Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
Japan



Independent Auditors' Report

To the Board of Directors of
Nippon Commercial Investment Corporation:

We have audited the accompanying balance sheets of Nippon Commercial Investment Corporation as of February 28, 2007 and August 31, 2006, and the related statements of operations, changes in net assets and cash flows for the six months ended February 28, 2007 and the period from February 22, 2006 to August 31, 2006 expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nippon Commercial Investment Corporation as of February 28, 2007 and August 31, 2006, and the results of its operations and its cash flows for the six months ended February 28, 2007 and the period from February 22, 2006 to August 31, 2006 in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:
As discussed in Note 10 to the financial statements, Nippon Commercial Investment Corporation acquired two properties, borrowed funds, and issued investment corporation bonds.

KPMG AZSA & Co.

Tokyo, Japan
April 18, 2007

[ENGLISH TRANSLATION]

FINANCIAL Summary

For the 2nd Period from September 1, 2006 to February 28, 2007

<Results of Operations>

Selected Financial Data

(Yen in thousands)

	2nd Period	1st Period
Operating revenues	¥ 5,616,519	¥ –
Operating expenses	2,053,677	9,633
Operating income (loss)	3,562,842	(9,633)
Income or loss before income taxes	2,477,796	(16,205)
Net Income (loss)	2,470,232	(9,912)
Total assets	234,360,856	148,868
Total unitholders' equity	119,213,380	90,088
Unitholders' capital	116,753,060	100,000
Number of units issued (units)	257,400	200
Total unitholders' equity per unit (Yen)	453,586	450,438
Cash distribution	2,460,229	–
Distribution per unit (Yen)	9,558	–
Net operating income from property leasing activities	3,764,389	–
FFO (Funds From Operations) per unit (Yen)	12,253	(16,662)
Debt service coverage ratio (times)	9.8	–
Number of days	181	191

The term for the 1st Period is 191 days from February 22, 2006 to August 31, 2006 and we had no properties.

The term for the 2nd Period is 181 days from September 1, 2006 to February 28, 2007, but we began operating substantially from September 26, 2006.

Funds from Operations

(Yen in thousands)

	2nd Period	1st Period
Net income (loss)	¥ 2,470,232	¥ (9,912)
Adjustments:		
Depreciation	¥ 678,157	¥ -
Amortization	¥ 5,640	¥ 6,580
FFO	¥ 3,154,029	¥ (3,332)

FFO (Funds From Operations) is computed as net income (loss) (computed in accordance with generally accepted accounting principles in Japan), excluding gains and losses from sales of real estate, plus real estate related depreciation and other amortization.

Distribution for the Current Period

(Yen in thousands)

	2nd Period	1st Period
Retained earnings (Accumulated deficit)	¥ 2,460,320	¥ (9,912)
Undistributed earnings	91	(9,912)
Cash distribution	2,460,229	-
(per unit) (Yen)	¥ 9,558	¥ -

[ENGLISH TRANSLATION]

Number of properties for the periods presented

NCI had 38 properties as of February 28, 2007.

Property Name	Acquisition Price (in millions of yen) (Note 2)	Location (Note 3)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Hitachi High-Tech Building	18,100	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Korakuen Shinjuku Building	15,100	Shinjuku ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26 2006
Dai-ichi Tsukiji Building	11,100	Chuo ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Square Tsukishima	8,080	Chuo ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Pacific City Nishi-Shinjuku	7,680	Shinjuku ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Pacific Marks Yokohama East (Note 1)	7,110	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Business Court Shin-Urayasu	4,700	Urayasu city, Chiba	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Asahi Seimei Ohmori Building	3,920	Ota ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Akasaka Hikawa Building (Note 1)	3,385	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Jinnan Flag Tower	3,050	Shibuya ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Nissin Nihonbashi Building	2,550	Chuo ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Akasaka-mitsuke (Note 1)	2,450	Minato ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Urban Square Yaesu Building	2,200	Chuo ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Pacific City Hamamatsucho	1,730	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Yokohama Aioicho Building	1,710	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Shin-Yokohama (Note 1)	1,700	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Pearl Iidabashi Building	1,600	Chiyoda ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Gotanda Metallion Building	1,300	Shinagawa ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Iwamotocho 163 Building (Note 1)	1,130	Chiyoda ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Maruishi Shinbashi Building	1,120	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
TS Hodogaya Building	1,100	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Shinkawa M Building	3,540	Chuo ward, Tokyo	Trust beneficiary interest in real estate	Office property	November 28, 2006	November 29, 2006
Uchikanda Central Building	2,060	Chiyoda ward, Tokyo	Trust beneficiary interest in real estate	Office property	November 28, 2006	November 29, 2006
Mejiro Toyo Building	2,008	Toshima ward, Tokyo	Trust beneficiary interest in real estate	Office property	December 22, 2006	December 22, 2006
Snow Crystal Building	8,950	Osaka city, Osaka	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Higobashi (Note 1)	5,573	Osaka city, Osaka	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Nagoya Nishiki Dai-ichi Seimei Building	5,180	Nagoya city, Aichi	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Sapporo Kita 1 jo (Note 1)	2,250	Sapporo city, Hokkaido	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Shin-Sapporo Center Building (Note 1)	1,225	Sapporo city, Hokkaido	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Shinsaibashi OPA Honkan	31,800	Osaka city, Osaka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 26, 2006
Shinsaibashi OPA Kireikan	3,500	Osaka city, Osaka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 26, 2006
PACIFIQUE Tenjin	3,700	Fukuoka city, Fukuoka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 28, 2006
Albore Tenjin	1,440	Fukuoka city, Fukuoka	Real estate	Retail property	August 3, 2006	September 28, 2006

[ENGLISH TRANSLATION]

Property Name	Acquisition Price (in millions of yen) (Note 2)	Location (Note 3)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Tenjin Yoshida Building	1,120	Fukuoka city, Fukuoka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 27, 2006
FLEG Jingumae	2,525	Shibuya ward, Tokyo	Trust beneficiary interest in real estate	Retail property	November 16, 2006	November 16, 2006
Mallage Kashiwa	15,100	Kashiwa city, Chiba	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 27, 2006
Bellfa Uji	3,200	Uji city, Kyoto	Real estate	Retail property	August 3, 2006	September 27, 2006
Ito-Yokado Owariasahi	7,850	Owariasahi city, Aichi	Real estate	Retail property	August 3, 2006	September 27, 2006
Total	201,836					

(Note 1) "Property Name" is the current property name changed on April 1, 2007.
(Note 2) "Acquisition Price" is the purchase price stated on the beneficiary interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.) rounded down to the nearest million yen.
(Note 3) "Location" indicates the smallest independent administrative district of the area where the property is located.

Total debt summary and debt maturity schedule

NCI's total debt summary as of February 28, 2007 and debt maturity schedule are as follows:

Debt Summary (Yen in thousands)

		2nd Period	1st Period
Secured		0	0
Unsecured		96,700,000	0
	Total	96,700,000	0
Fixed Rate		0	0
Floating Rate		96,700,000	0
	Total	96,700,000	0

Debt Maturity Schedule

Year		Yen in thousands	% of Total
within 1 year		36,000,000	37.2%
1 to 2 years		17,000,000	17.6%
2 to 3 years		43,700,000	45.2%
	Total	96,700,000	100.0%

Capitalization

date	remarks	Units outstanding		Paid-in capital	
		Increase	Balance	Increase	Balance
		(number of units)		(Yen in millions)	
February 22 2006	Incorporated private offering	200	200	¥ 100	¥ 100
September 25 2006	Initial public offering	245,000	245,200	¥ 111,120	¥ 111,220
October 24 2006	Allocation of new units to third party	12,200	257,400	¥ 5,533	¥ 116,753

[ENGLISH TRANSLATION]

Investment Portfolio

NCI has acquired 38 properties in the 2nd Period. as follows:

Property Name (Note 1)	Acquisition Price (in millions of yen) (Note 2)	Location (Note 3)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Hitachi High-Tech Building	18,100	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Korakuen Shinjuku Building	15,100	Shinjuku ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26 2006
Dai-ichi Tsukiji Building	11,100	Chuo ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Square Tsukishima	8,080	Chuo ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Pacific City Nishi-Shinjuku	7,680	Shinjuku ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Pacific Marks Yokohama East (Note 1)	7,110	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Business Court Shin-Urayasu	4,700	Urayasu city, Chiba	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Asahi Seimei Ohmori Building	3,920	Ota ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Akasaka Hikawa Building (Note 1)	3,385	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Jinnan Flag Tower	3,050	Shibuya ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Nissin Nihonbashi Building	2,550	Chuo ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Akasaka-mitsuke (Note 1)	2,450	Minato ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Urban Square Yaesu Building	2,200	Chuo ward, Tokyo	Real estate	Office property	August 3, 2006	September 28, 2006
Pacific City Hamamatsucho	1,730	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 28, 2006
Yokohama Aioicho Building	1,710	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Shin-Yokohama (Note 1)	1,700	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Pearl Iidabashi Building	1,600	Chiyoda ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Gotanda Metallion Building	1,300	Shinagawa ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Iwamotocho 163 Building (Note 1)	1,130	Chiyoda ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Maruishi Shinbashi Building	1,120	Minato ward, Tokyo	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
TS Hodogaya Building	1,100	Yokohama city, Kanagawa	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Shinkawa M Building	3,540	Chuo ward, Tokyo	Trust beneficiary interest in real estate	Office property	November 28, 2006	November 29, 2006
Uchikanda Central Building	2,060	Chiyoda ward, Tokyo	Trust beneficiary interest in real estate	Office property	November 28, 2006	November 29, 2006
Mejiro Toyo Building	2,008	Toshima ward, Tokyo	Trust beneficiary interest in real estate	Office property	December 22, 2006	December 22, 2006
Snow Crystal Building	8,950	Osaka city, Osaka	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Pacific Marks Higobashi (Note 1)	5,573	Osaka city, Osaka	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Nagoya Nishiki Dai-ichi Seimei Building	5,180	Nagoya city, Aichi	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 26, 2006
Pacific Marks Sapporo Kita 1 jo (Note 1)	2,250	Sapporo city, Hokkaido	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Shin-Sapporo Center Building (Note 1)	1,225	Sapporo city, Hokkaido	Trust beneficiary interest in real estate	Office property	August 3, 2006	September 27, 2006
Shinsaibashi OPA Honkan	31,800	Osaka city, Osaka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 26, 2006
Shinsaibashi OPA Kireikan	3,500	Osaka city, Osaka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 26, 2006
PACIFIQUE Tenjin	3,700	Fukuoka city, Fukuoka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 28, 2006
Albore Tenjin	1,440	Fukuoka city, Fukuoka	Real estate	Retail property	August 3, 2006	September 28, 2006

[ENGLISH TRANSLATION]

Property Name (Note 1)	Acquisition Price (in millions of yen) (Note 2)	Location (Note 3)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Tenjin Yoshida Building	1,120	Fukuoka city, Fukuoka	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 27, 2006
FLEG Jingumae	2,525	Shibuya ward, Tokyo	Trust beneficiary interest in real estate	Retail property	November 16, 2006	November 16, 2006
Mallage Kashiwa	15,100	Kashiwa city, Chiba	Trust beneficiary interest in real estate	Retail property	August 3, 2006	September 27, 2006
Bellfa Uji	3,200	Uji city, Kyoto	Real estate	Retail property	August 3, 2006	September 27, 2006
Ito-Yokado Owariasahi	7,850	Owariasahi city, Aichi	Real estate	Retail property	August 3, 2006	September 27, 2006
Total	201,836					

(Note 1) "Property Name" is the current property name changed on April 1, 2007.

(Note 2) "Acquisition Price" is the purchase price stated on the beneficiary interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.) rounded down to the nearest million yen.

(Note 3) "Location" indicates the smallest independent administrative district of the area where the property is located.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION

BALANCE SHEETS

As of February 28, 2007 and August 31, 2006

	As of February 28, 2007 (Yen in thousands)	As of August 31, 2006 (Yen in thousands)
ASSETS		
Investments in real estate (including trust accounts)		
Land (Note3)	¥ 160,520,222	¥ -
Depreciable property (Note3)	48,461,543	-
Investments in real estate	208,981,765	-
Accumulated depreciation	(678,157)	-
Investments in real estate, net	208,303,608	-
Other investments		
Leasehold rights	56,784	-
Cash and cash equivalents (including trust accounts)	22,315,314	76,227
Rent receivables	126,050	-
Consumption tax receivables	2,518,566	-
Prepaid expenses	361,442	-
Deferred tax assets (Note8)	90,152	6,383
Long-term prepaid expenses	209,412	2,656
Security deposits paid	94,649	10,000
Derivatives	230,784	-
Organization costs	44,181	49,820
Other assets	9,914	3,782
TOTAL ASSETS	¥ 234,360,856	¥ 148,868
LIABILITIES and NET ASSETS		
LIABILITIES:		
Accounts payable and accrued expenses	¥ 666,603	¥ 57,673
Received in advance	1,007,804	-
Short-term loans	36,000,000	-
Income taxes payable	234	90
Long-term loans	60,700,000	-
Security deposits received (including trust accounts) (Note3)	16,897,406	-
Other liabilities	14,102	1,017
TOTAL LIABILITIES	115,286,149	58,780
NET ASSETS (Note5):		
Unitholders' capital	116,753,060	100,000
Units authorized ; 2,000,000 units		
Units issued and outstanding ;		
200 units as of August 31, 2006		
257,400 units as of February 28, 2007		
Accumulated deficit	-	(9,912)
Retained Earnings	2,460,320	-
Unrealized losses on hedging derivatives net of taxes	(138,673)	-
TOTAL NET ASSETS	119,074,707	90,088
TOTAL LIABILITIES and NET ASSETS	¥ 234,360,856	¥ 148,868

The accompanying notes to financial statements are an integral part of these balance sheets.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION

STATEMENTS OF OPERATIONS

For the six months ended February 28, 2007 and
the period from February 22, 2006 to August 31, 2006.

	2nd period ended February 28, 2007 (Yen in thousands)	1st period ended August 31, 2006 (Yen in thousands)
OPERATING REVENUES		
Rental income (Note 6)	¥ 5,616,519	¥ -
Total operating revenues	5,616,519	-
OPERATING EXPENSES		
Property operating expenses		
Asset and property management fee (Note 6)	462,694	-
Repairs and maintenance (Note 6)	55,030	-
Real estate taxes and insurance (Note 6)	11,379	-
Other operating expenses (Note 6)	644,869	-
Total property operating expenses	1,173,972	-
Real estate depreciation (Note 6)	678,157	-
General and administrative expenses	201,548	9,633
Total operating expenses	2,053,677	9,633
OPERATING INCOME (LOSS)	3,562,842	(9,633)
Interest and other income	10,779	8
Interest expenses	(362,856)	-
Other financing costs	(187,466)	-
Unit issue expenses	(398,535)	-
Other unit issue costs	(108,347)	
Amortization of origination costs	(5,640)	(6,580)
Other expenses	(32,981)	-
INCOME (LOSS) BEFORE INCOME TAXES	(2,477,796)	(16,205)
INCOME TAXES		
Current	1,210	90
Deferred	6,354	(6,383)
NET INCOME (LOSS)	¥ 2,470,232	¥ (9,912)
Earnings per unit:		
Net income (loss) (in Yen)	¥ 11,160	¥ (49,562)
Weighted average number of units outstanding	221,341	200

The accompanying notes to financial statements are an integral part of these statements.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
For the period from September 1, 2006 to February 28, 2007

(Yen in thousands)

	Number of Units	Unitholders' Equity: Unitholders' Capital	Unitholders' Equity: Retained Earnings	Unitholders' Equity: Total Unitholders' Equity	Unrealized Losses on Hedging Derivatives, Net of Taxes	Net Assets
Incorporation as of February 22, 2006	200	¥ 100,000		¥ 100,000	¥ -	¥ 100,000
Net loss			(9,912)	(9,912)		(9,912)
Net assets as of August 31, 2006	200	¥ 100,000	¥ (9,912)	¥ 90,088	¥ -	¥ 90,088
Public offering	257,200	116,653,060		116,653,060		¥ 116,653,060
Net income			2,470,232	2,470,232		2,470,232
Net changes during the year					(138,672)	(138,672)
Balance as of February 28, 2007	257,400	¥ 16,753,060	¥ 2,460,320	¥ 119,213,380	¥(138,672)	¥ 119,074,707

The accompanying notes to financial statements are an integral part of these statements.

[ENGLISH TRANSLATION]

NIPPON COMMERCIAL INVESTMENT CORPORATION

Statements of Cash Flows

For the six months ended February 28, 2007 and
the period from February 22, 2006 to August 31, 2006.

	2nd period ended February 28, 2007 (Yen in thousands)	1st period ended August 31, 2006 (Yen in thousands)
Cash Flows from Operating Activities		
Income or loss before income taxes	¥ 2,477,796	¥ (16,205)
Depreciation	678,214	-
Amortization of organization expenses	5,640	6,580
Amortization of other financing costs	187,466	-
Amortization of unit issuance costs	398,535	-
Interest and other income	(10,775)	(6)
Interest expenses	362,856	-
Changes in assets and liabilities		
Rent receivables	(126,050)	-
Consumption tax receivables	(2,518,566)	-
Other payables	(316,212)	-
Accounts payable and accrued expenses	457,552	57,673
Received in advance	1,007,804	-
Deposit received	13,085	1,018
Long-term expenses	(439,734)	-
Long-term advance taxes	282	(2,656)
Derivatives	(459,579)	-
Organization expenses	-	(56,400)
Others	(3,302)	(3,781)
Sub-total	1,715,012	(13,778)
Interest received	10,775	6
Interest paid	(211,479)	-
Income taxes paid	(2,243)	-
Net cash provided by (used in) operating activities	1,512,065	(13,772)
Cash Flows from Investing Activities		
Purchase of real estate (including trust assets and leasehold rights)	(209,040,260)	-
Payment of security deposits	(84,649)	(10,000)
Proceeds from security deposit (including trust accounts)	17,402,335	-
Repayment of security deposit (including trust accounts)	(504,929)	-
Net cash used in investing activities	(192,227,503)	(10,000)
Cash Flows from Financing Activities		
Proceeds from short-term loans	36,000,000	-
Proceeds from long-term loans	60,700,000	-
Proceeds from issuance of new units	116,254,525	100,000
Net cash provided by financing activities	212,954,525	100,000
Net Increase in Cash and Cash Equivalents	22,239,087	76,227
Cash and Cash Equivalents at beginning of Period	76,227	-
Cash and Cash Equivalents at end of Period	¥ 22,315,314	¥ 76,227

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Nippon Commercial Investment Corporation

For the six months ended February 28, 2007 and the period from February 22, 2006 to August 31, 2006.

Note 1 Organization and Basis of Presentation

Organization

Nippon Commercial Investment Corporation (hereinafter "NCI") was established on February 22, 2006, with ¥100 million of capital contribution by Pacific Commercial Investment Corporation under the Law Concerning Investment Trusts and Investment Corporations of Japan.

Registration with the Kanto Local Finance Bureau of the Ministry of Finance was completed on March 22, 2006. On September 26, 2006, NCI was listed on the J-REIT section of the Tokyo Stock Exchange specializing in office and retail properties in Japan, and started its portfolio investment.

As of February 28, 2007, NCI owned 38 properties.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions set forth in the Law Concerning Investment Trust and Investment Corporation of Japan, and in conformity with accounting principles generally accepted in Japan (hereinafter "Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accompanying financial statements have been restructured and translated into English (with some expanded descriptions and inclusions) from the audited financial statements of NCI prepared in accordance with Japanese GAAP. Some supplementary information included in the statutory Japanese language financial statements, but not required for fair presentation, is not presented in the accompanying financial statements. NCI has not prepared consolidated financial statements, as it has no subsidiaries.

In preparing the accompanying financial statements, certain reclassifications and modifications have been made in the financial statements issued domestically in order to present them in a form that is more familiar to readers outside of Japan.

Note 2 Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposit placed with banks and short-term investments, which are highly liquid, readily convertible to cash, and with an insignificant risk of price fluctuation, with original maturities of three months or less.

b) Investments in real estate (including trust accounts)

Investment properties and beneficial interest in properties in trust are recorded at cost, which included the allocated purchase price and related costs and expenses for acquisition of the properties and the beneficial interests of properties in trust.

Depreciation of these properties, except for land, is calculated on a straight-line basis over the estimated useful lives of the assets ranging as stated below:

Building	22-65 years
Building improvements	2-40 years
Structures	7-63 years
Machinery and equipment	5-25 years
Furniture and fixtures	3-15 years

c) Leasehold rights and long-term period expenses

Leasehold rights and long-term period expenses are amortized on a straight-line basis.

d) Organization costs

Organization costs are amortized using the straight-line method over five (5) years.

e) New Investment unit issue costs

New investment unit issue costs are recorded in the period of payment.

The public offering of new investment units on September 25, 2006 was conducted through an underwriting agreement under which an underwriting securities company underwrote all of the newly issued units at an agreed issue price and sold them at an offering price different from such issue price to investors ("spread method"). Since, pursuant to such spread method, the difference between the offering price and the issue price of ¥4,230,940 thousands is earned by the underwriting securities company as substantial underwriting fees, there were no other underwriting fees paid by NCI to the underwriting securities company.

f) Taxes on real estate

Taxes on real estate, such as property taxes and city planning taxes, are recorded as property operating expenses when they are incurred.

NCI pays the seller of the properties the corresponding amounts of taxes for the period from the transfer date of the property to December 31 of that year as part of the purchase price of each property, and capitalizes such amount as a cost of the property. For the period ended February 28, 2007, taxes on real estate of ¥272,686 thousand were capitalized as a cost of the property.

g) Accounting treatment of beneficial interests in trust assets including real estate

For trust beneficial interests in real estate, all accounts of assets and liabilities within assets in trust as well as all income generated and expenses incurred from assets in trust are recorded in the relevant balance sheet and income statement accounts.

h) Income taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities utilizing the applicable statutory tax rate.

Note 3 Secured Assets

As of February 28, 2007, the assets were pledged as collateral for the loans as follows:

	(Yen in thousands)
Pledged assets:	
Land	¥5,069,796
Buildings	2,404,707
Building improvements	625,653
Total	8,100,158
Loans secured by the pledged assets:	
Security deposits received (including trust accounts)	¥4,257,022

Note 4 Credit Facility (uncommitted basis)

NCI entered into a basic agreement for a credit facility of up to 15,000 million yen.

As of February 28, 2007, no funds were raised based on this credit facility agreement.

[ENGLISH TRANSLATION]

Note 5 Unitholders' Equity

NCI maintains at least ¥50 million as the minimum net assets as required by the Law Concerning Investment Trusts and Investment Corporations of Japan.

Note 6 Operating revenues and expenses

Operating revenues and expenses related to property leasing for the period ended February 28, 2007 were as follows:

Revenues from property leasing	(Yen in thousands)
Rental:	
Rental revenues	¥4,174,802
Common area changes	767,743
Parking lots	202,527
Facility changes	36,285
Others	298,718
Subtotal	5,480,075
Other revenues related to property leasing:	
Incidental income	14,657
Miscellaneous income	121,787
Subtotal	136,444
Total revenues from property leasing	5,616,519
Rental expenses:	
Assets and property management fees	462,694
Repairs and maintenance	55,030
Real estate taxes	171
Insurance	11,208
Other operating expenses	644,869
Real estate depreciation	678,157
Total rental expenses	1,852,129
Operating income from property leasing activities	¥3,764,390

Note 7 Per Unit Information

Net assets per unit as of February 28, 2007 and August 31, 2006 were ¥462,606 and ¥450,438, respectively.

Note 8 Income Taxes

Significant components of deferred tax assets and liabilities were as follows:

		(Yen in thousands)
	As of February 28, 2007	As of August 31, 2006
Deferred tax assets:		
Net operating loss carryforwards	¥ —	¥6,383
Accrued enterprise taxes	30	—
Unrealized losses on hedging derivatives	90,122	—
Total deferred tax assets	¥90,152	¥6,383
Net deferred tax assets	¥90,152	¥6,383

The effective income tax rate for NCI for the six months ended February 28, 2007 differs from the Japanese statutory income tax rate for the following reasons:

[ENGLISH TRANSLATION]

	For the six months ended February 28, 2007
Japanese statutory income tax rate	39.39%
Adjustments:	
Cash distributions	△39.11%
Other	0.03%
Effective income tax rate	0.31%

NCI has a policy of making distributions in excess of 90% of distributable income for a fiscal period to qualify for conditions set forth in the Special Taxation Measures Law of Japan to achieve a deduction of distributions for income tax purposes. Based on such policy, NCI treated the distribution as a tax allowable distribution as defined in the Special Taxation Measures Law of Japan.

In accordance with the distribution policy prescribed in NCI's articles of incorporation, NCI intends to distribute approximately 100% of its distributable income for each period. NCI intends to make regular distributions to unitholders with respect to its fiscal periods, ending at the end of February and August of each year.

Note 9 Transactions with Related Parties

(2nd Period)

Classification	Name	Address	Principal business or occupation	Share of units owned	Nature of transaction	Amount of transaction (Yen in thousands)	Account	Balance at end of period (Yen in thousands)
The asset manager's parent company	Pacific Management Corporation	Chiyoda ward, Tokyo	Real estate investment fund business	4.8%	Brokerage for beneficial interests in real estate trust	4,153,830 (Note 1)	–	–
The subsidiary of the asset manager's parent company	Pacific Growth Realty Y.K.	Chiyoda ward, Tokyo	Owning, selling, buying and brokering real estate	–	Seller of trust beneficial interests in real estate trust and real estate	12,730,000 (Note 1)	–	–
The subsidiary of the asset manager's parent company	Sky Line Y.K.	Chiyoda ward, Tokyo	Owning, selling, buying and brokering real estate	–	Seller of trust beneficial interests in real estate trust	4,068,000 (Note 1)	–	–
The subsidiary of the asset manager's parent company	Pacific Commercial Realty Y.K.	Chiyoda ward, Tokyo	Owning, selling, buying and brokering real estate	–	Seller of real estate	3,200,000 (Note 1)	–	–
The subsidiary of the asset manager's parent company	Pacific Properties Investment Inc.	Chiyoda ward, Tokyo	Owning, selling, buying and brokering real estate	–	Seller of real estate	1,440,000 (Note 1)	–	–
The custodian company	The Sumitomo Trust & Banking Co., Ltd.	Chiyoda ward, Tokyo	Trust & Banking	–	Trustee of Trust beneficial interests in real estate trust	75,811 (Note 2)	–	–
The custodian company	The Sumitomo Trust & Banking Co., Ltd.	Chiyoda ward, Tokyo	Trust & Banking	–	Banking loans	90,000,000	Short-term loans	20,000,000
							Long-term loans	70,000,000
					Interest expenses	35,254	–	14,162

Notes:
1. The amount of transaction is included in book value of each property.
2. Consumption taxes are not included in transaction amounts. Consumption taxes are included in the balance at the end of the period.

[ENGLISH TRANSLATION]

(1st Period)

Classification	Name	Address	Common stock (Yen in thousands)	Principal business or occupation	Units owned	Nature of transaction	Amount of transaction (Yen in thousands)	Account	Balance at end of period (Yen in thousands)
The parent company's subsidiary (i.e., the sister company)	Pacific Commercial Investment Corporation	2-11-1, Nagatacho, Chiyoda-ku, Tokyo	257,500	Investment management trust company	None	Payment for planning and arranging the establishment of the company	50,000 (Notes 1,2 and 3)	Accounts payable and accrued expenses	52,500 (Note 3)

Notes:
1. The amount of transaction is subject to the conditions set forth in NCI's articles of incorporation.
2. The payments for planning and arranging the establishment of NCI are accounted for as organization costs.
3. Consumption taxes are not included in transaction amounts. Consumption taxes are included in the balance at the end of the period.
4. One of the officers of the sister company is an officer at NCI.

Note 9 Significant Subsequent Events

a) Cash distribution

As of April 25, 2007, Board of Directors of NCI resolved to effect payment of a cash distribution of ¥9,558 per unit aggregating ¥2,460,229 thousand to unitholders of record on February 28, 2007.

b) Acquisition of 2 properties

(1) On April 16, 2007, NCI decided to acquire the following property.

Property Name	Acquisition Price (in thousands of yen) (Note 1)	Location (Note 2)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Esaka Toyo Building	14,500,000	Suita city, Osaka	Trust beneficial interest in real estate trust	Office property	April 17, 2007	April 17, 2007

(Note 1) "Acquisition Price" is the purchase price stated on the beneficial interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.).
(Note 2) "Location" indicates the smallest independent administrative district of the area where the property is located.

(2) On April 17, 2007, NCI decided to acquire the following property.

Property Name	Acquisition Price (in thousands of yen) (Note 1)	Location (Note 2)	Asset Type	Usage	Date of Purchase Agreement	Acquisition Date
Kawasaki East One Building	15,100,000	Kawasaki city, Kanagawa	Real estate	Office property	April 20, 2007	A date no later than June 15, 2007 separately agreed between the seller and buyer

(Note 1) "Acquisition Price" is the purchase price stated on the beneficiary interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.).
(Note 2) "Location" indicates the smallest independent administrative district of the area where the property is located.

c) Borrowings

NCI decided to borrow funds as follows as of March 30, 2007 to partially fund the acquisition of properties or trust beneficial interests in properties as well as to pay the expenses associated with such acquisitions.

(1) Term Loan F (Tranche A; term: 5 years)

Lenders:	Sumitomo Mitsui Banking Corporation
Loan amount:	5,000,000 thousands yen
Interest rate:	JBA 3-month TIBOR + 0.5% The rate applicable for the period between March 30, 2007 and June 29, 2007 is 1.17545%
Drawdown date:	March 30, 2007
Repayment date:	March 30, 2012
Collateral:	Unsecured

(2) Term Loan F (Tranche B; term: 5 years)

Lenders:	Daido Life Insurance Company
Loan amount:	2,000,000 thousands yen
Interest rate:	1.87% (5-year yen interest rate swap + 0.50%).
Drawdown date:	March 30, 2007
Repayment date:	March 30, 2012
Collateral:	Unsecured

The funds were used partially for acquisitions as well as the payment of the expenses associated with acquisitions mentioned in "b) Acquisition of 2 properties".

Additionally, as of March 30, 2007, NCI has entered into the following commitment line agreement of up to 15,000,000 thousands yen. The purpose of establishing the commitment line agreement is to improve financial stability and credit standing further by securing flexible and stable financing means for the repayment of existing borrowings, thereby minimizing NCI's overall financing costs.

The commitment line agreement is of a syndicate type, with Sumitomo Mitsui Banking Corporation as the arranger, and several financial institutions are expected to participate therein. As of April 25, 2007, no funds have been drawn on such commitment line agreement.

Commitment Line Agreement

(1) Financial institution which is an initial participant:	Sumitomo Mitsui Banking Corporation (on the basis of acceptance of the entire amount)
(2) Line of credit:	15,000,000 thousands yen
(3) Commitment term:	From March 30, 2007 to June 30, 2008 (for 1 year and 3 months).
(4) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(5) Collateral/Guarantee:	Unsecured and non-guaranteed.

d) Issuance of Bonds

As of April 6, 2007, NCI decided to issue investment corporation bonds that were scheduled to be used to fund the acquisition of Specified Assets as defined in Article 2, Paragraph 1 of the Law Concerning Investment Trusts and Investment Corporations of Japan and to repay the Investment Corporation's debt financing.

(1) Nippon Commercial Investment Corporation First Series Unsecured Investment Corporation Bonds (Term: 3 years)

(1) Total Amount of the Investment Corporation Bonds:	10,000,000 thousands yen
(2) Each Price of the Investment Corporation Bonds:	100,000 thousands yen
(3) Interest Rate:	1.52% p.a.
(4) Issue Price:	100 yen per par value of 100 yen for each investment corporation bond.
(5) Redemption Price:	100 yen per par value of 100 yen for each investment corporation bond.
(6) Offering Method:	Private placement (to less than 50 investors and with restrictions on splits and on resale to non-qualified institutional investors).
(7) Offering Date:	April 6, 2007
(8) Payment Date:	April 13, 2007
(9) Redemption Maturity:	The total amount shall be redeemed on April 13, 2010.
(10) Interest Payment Dates:	The first payment date shall be October 13, 2007, thereafter, it will be April 13 and October 13 of every year.

[ENGLISH TRANSLATION]

(11) Financial Covenants:	The Bonds contain a negative pledge.
(12) Ratings:	A (Rating and Investment Information, Inc.) A3 (Moody's Investors Service, Inc.)
(13) Collateral/Guarantee:	No secured mortgage or guarantee is applicable and no assets are specifically reserved as collateral.
(14) Fiscal Agent, Issuing Agent and Paying Agent:	Mizuho Corporate Bank, Ltd.
(15) Underwriters:	JPMorgan Securities Japan Co., Limited Daiwa Securities SMBC Co. Ltd.
(16) Use of Funds:	It is scheduled to be used to fund the acquisition of Specified Assets and to repay NCI's debt financing.

(2) Nippon Commercial Investment Corporation Second Series Unsecured Investment Corporation Bonds (Term: 5 years)

(1) Total Amount of the Investment Corporation Bonds:	17,000,000 thousands yen
(2) Each Price of the Investment Corporation Bonds:	100,000 thousands yen
(3) Interest Rate:	1.96% p.a.
(4) Issue Price:	100 yen per par value of 100 yen for each investment corporation bond.
(5) Redemption Price:	100 yen per par value of 100 yen for each investment corporation bond.
(6) Offering Method:	Private placement (to less than 50 investors and with restrictions on splits and on resale to non-qualified institutional investors).
(7) Offering Date:	April 6, 2007
(8) Payment Date:	April 13, 2007
(9) Redemption Maturity:	The total amount shall be redeemed on April 13, 2012.
(10) Interest Payment Dates:	The first payment date shall be October 13, 2007, thereafter, it will be April 13 and October 13 of every year.
(11) Financial Covenants:	The Bonds contain a negative pledge.
(12) Ratings:	A (Rating and Investment Information, Inc.) A3 (Moody's Investors Service, Inc.)
(13) Collateral/Guarantee:	No secured mortgage or guarantee is applicable and no assets are specifically reserved as collateral.
(14) Fiscal Agent, Issuing Agent and Paying Agent:	Mizuho Corporate Bank, Ltd.
(15) Underwriters:	JPMorgan Securities Japan Co., Limited Daiwa Securities SMBC Co. Ltd.
(16) Use of Funds:	It is scheduled to be used to fund the acquisition of Specified Assets and to repay NCI's debt financing.

The funds were used partially for the acquisitions as well as the payment of the expenses associated with the acquisitions mentioned in "b) Acquisition of 2 properties".

END